
Comerica


05049473



2004 *Annual* Report






RECD S.E.C.
APR 1 2005
1086

communities, our customers, and in tomorrow.


PROCESSED


WOODWARD PLACE





Contents

Corporate Profile

Comerica Incorporated (NYSE: CMA) is a financial services company headquartered in Detroit, strategically aligned into three major lines of business: The Business Bank, Small Business & Personal Financial Services, and Wealth & Institutional Management. Comerica's approximately 11,000 employees focus on relationships, and helping people and businesses be successful. Comerica Bank locations can be found in Michigan, California, Texas and Florida, with select businesses operating in several other states. Comerica also has commercial banking operations in Canada and Mexico. Munder Capital Management and Comerica Securities are investment services affiliates. To receive e-mail alerts of breaking Comerica news, go to www.comerica.com/newsalerts.

FINANCIAL HIGHLIGHTS

(DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA)

Years Ended December 31			CHANGE	
INCOME STATEMENT	2004	2003	AMOUNT	PERCENT
Net interest income	$1,810	$1,926	$(116)	(6)%
Net income	757	661	96	15
Basic net income per common share	4.41	3.78	0.63	17
Diluted net income per common share	4.36	3.75	0.61	16
Cash dividends declared per common share	2.08	2.00	0.08	4
Book value per common share	29.94	29.20	0.74	3
Market value per common share	61.02	56.06	4.96	9
RATIOS				
Return on average assets	1.49%	1.25%		
Return on average common shareholders' equity	15.03	13.12		
Average common shareholders' equity as a percentage of average assets	9.90	9.50		
Tier 1 common capital as a percentage of risk-weighted assets	8.13	8.04		
BALANCE SHEET (at December 31)				
Total assets	$51,766	$52,592	$(826)	(2)%
Total earning assets	48,016	48,804	(788)	(2)
Total loans	40,843	40,302	541	1
Total deposits	40,936	41,463	(527)	(1)
Total common shareholders' equity	5,105	5,110	(5)	-



$4.31
$3.88
$3.40
$3.75
$4.36
2000 2001 2002 2003 2004
Diluted Net Income
Per Common Share

LETTER TO *Shareholders*



COMERICA INCORPORATED
Ralph W. Babb Jr.
Chairman and
Chief Executive Officer



15.03%
2001 2002 2003 2004
on Average Common
Equity
$2.00
$1.92
$1.76
$1.60
2000 2001 2002 2003 2004
Cash Dividends Declared
Per Common Share

In 2004, we identified the six key drivers to deliver attractive total shareholder returns: growth, balance of business mix, relationships, risk management, accountability and diversity. Throughout the year, everyone here focused on these areas, and their efforts laid the groundwork to position us for future success.

Specifically, we've built and strengthened business relationships. We've improved our geographical reach and our business mix. We've kept our costs down, and our credit exposures under control. We've found ways to manage better across all our operations. All of these things are within our control, and we're proud of what we've accomplished. However, the continued softness of business borrowing – a central business for Comerica – kept our bottom line from fully reflecting the efforts we have underway.

Our businesses performed satisfactorily despite the slow business economy but, more importantly, the progress we've made positions us well for improved results when the commercial lending markets recover.

In 2004, we reported net income of $4.36 per diluted share, return on equity of 15.03 percent and return on assets of 1.49 percent.

Average loans were down in 2004, primarily as a result of the planned reduction of our large corporate and international portfolios. However, encouraging momentum built in new business development in the last half of 2004, as we saw commitments to new customers, and extended or expanded commitments to existing customers; these translated into slight growth in outstandings during the fourth quarter. We are finding these opportunities as we continue to focus on developing relationships with high-quality borrowers.

Growth – To better capitalize on our growth prospects, particularly in the faster-growing markets of California and Texas, we opened 17 new branches: nine in California, three in Texas and five in Michigan. And, as a result of consolidated bank charters and a standardized product set, we are now able to provide more uniform and consistent service to our customers on a national basis.

In 2004, we focused significant efforts on strengthening our Wealth & Institutional Management business. We see substantial potential to develop a more balanced stream of revenue at Comerica, and Wealth & Institutional Management is an important element in this strategy. We put in place new business managers responsible for performance of each significant product and service, complemented by regional managers responsible for sales and relationship management of all products and services in the field. This assures good central controls, as well as strong client advocacy and improved cross-selling.

Our focus on cross-selling has been further enhanced by co-locating professionals with varying specialties, revised compensation plans, and improved training and technology.

We broadened the distribution of our product set by training our sales force on all of our investment vehicles. For example, wealth advisors now have the capability to sell investment products offered by Munder Capital Management and Wilson, Kemp & Associates, Inc., and brokers have been trained on life insurance products.

Improve balance of business mix – Forty-three percent of our earnings in 2004 came from outside of the Midwest, and over time, we expect it will exceed 50 percent because of the greater growth prospects in the Western and Texas Divisions, and in Florida.

The rate of growth for new households and small business creation in those two divisions offers opportunities to leverage our franchise, as does the current branch density in California and Texas, which is lower than the national average.

To help us achieve consistent growth through all phases of a business cycle, we're also diversifying our earnings mix by business segment. Today, the Business Bank provides 73 percent of our net income, and the other segments account for 27 percent. We believe we can grow Small Business & Personal Financial Services, and Wealth & Institutional Management at faster rates than the Business Bank so that, in the future, those areas will represent about 35 percent of our net income and the Business Bank, 65 percent.

How are we achieving this new balance? We are achieving it by:

- Building our presence in our faster-growing markets in the Western and Texas Divisions, and Florida, with new branch offices, because a large majority of our small business and middle market customers are in the branches weekly;
- Capitalizing on our existing relationships to grow Personal Financial Services, and Wealth & Institutional Management, and
- Leveraging our best practices in customer service programs and products across all of our markets.

Unique approach to relationships – One competitive advantage that distinguishes Comerica is our ability to build and retain customer relationships, and our customer satisfaction surveys bear that out. We're the right size to deliver relationship banking with all of the products and capabilities of a large bank, but with the service of a community bank. Please turn to page six to learn more about our relationships with our customers.

On the commercial side, over the last few years we've repositioned our loan portfolio away from credit-only relationships, focusing primarily on long-term relationships with customers who use many of our products. We also have focused on our North American platform, offering our business customers products and services on both sides of the U.S. border.

And on the retail side of the business, branches now better assist customers in decision-making, because our "single customer view" enables us to see their entire account portfolio even if it spans more than one market.

Driving risk management to industry-leading level – In 2004, our goal was to refine and reinvigorate the credit and risk management process at Comerica so that we consistently produce superior credit results, keeping in mind the need to support quality growth in revenue and earnings.

There are five "pillars" of risk: credit, market and liquidity, operational, compliance, and business risk, the last of which is made up of reputational and strategic risk. Members of executive management oversee these areas, and an Office of Corporate Risk Management reporting directly to me provides an independent set of eyes that looks at the five areas to assess Comerica's overall risk position.

In 2004 we took significant steps to improve our ability to identify, assess, monitor, control and mitigate our risks. For example, on the credit side we developed new risk rating tools, and reviewed and refreshed all of our credit policies. On the operational side, we rolled out a new software system that identifies, measures and tracks operational risk.

Diversity – To help us emphasize our commitment both internally and externally, and create a standard against which to measure our behaviors, we adopted diversity as a core value. We know that embracing diversity is critical to the success of our organization.

Measure results – In 2004, we established many new processes and systems, and we continued to align incentive compensation with performance. Because one of the most important pieces of any business model is execution, we also put in place the proper metrics by which to measure our results and hold ourselves accountable.

For example: in the Business Bank, we're using relationship manager scorecards to measure the growth of customer relationships, products/services and revenue for each relationship manager. Similarly, we're using common branch metrics and officer performance goals across our franchise as we continue to build our presence in Texas and California. We've also rolled out scorecards for branch and small business relationship managers.

Finally, and most importantly, we continue to evaluate and align business unit compensation with corporate strategy.

In summary, we have expanded our branch network to capture more small business, middle market and retail customers; reorganized and strengthened our Wealth & Institutional Management Division; enhanced our capability to serve our customers on a nationwide basis; intensified our focus on risk management; and put in place the metrics by which we'll measure ourselves.

The most important component of all is our colleagues, who are dedicated to serving our customers, and committed to our vision to help people be successful by "listening, understanding, and making it work."

Ours is a good business to be in, and we know it inside and out. It's a business that can deliver attractive returns. We have a strategy that can deliver those results, and we have a team to execute that strategy.

Comerica has what it takes to be successful. I'm excited by the opportunities ahead of us.

Ralph W. Babb Jr.
Chairman and Chief Executive Officer



COMERICA'S *Vision* AND *Core Values* COME TO LIFE FOR CUSTOMERS



"The CoStars are an extremely important part of our culture in Texas. The program strongly supports our core values and vision, as well as our business development goals. By aligning volunteer activities with officer leadership on non-profit boards, we are able to make a more meaningful impact in the communities we serve."

Charles L. Gummer
President & Chief Executive Officer
Comerica Bank-Texas Division

Comerica is organized into three highly focused operating units: The Business Bank, Small Business & Personal Financial Services, and Wealth & Institutional Management. The following pages highlight the important contribution each area makes to the overall success of Comerica.

All units are guided by a single vision and by the same core values, including diversity, which is critical to Comerica's success. These guiding principles are expressed through the relationships Comerica forges with customers, such as those below:

A minority-owned precision machining and assembly supplier in Romulus, Michigan, worked with Business & Development Services, Middle Market Banking and the Romulus branch office to finalize a business acquisition on New Year's Eve that helped spare the company's 65 jobs. Today, the company is now a part of the Aerostar Group and has nearly 100 employees.

A Dallas, Texas-based husband and wife, joint owners of 10 fast-food locations, were looking for a better return on their investments. Thanks to the teamwork of a Comerica branch manager and a financial consultant of Comerica Securities, the franchisees were able to find investments that provided them higher returns.

For nearly two decades, the Western Division of North American Title Company, which has operations throughout California, Arizona, Colorado, and Nevada, has enjoyed a strong, mutually beneficial relationship with the Financial Services Division of Comerica Bank.

These and other examples demonstrate how Comerica brings its vision and core values to life for customers. That's why so many customers recommend Comerica to their family, friends and business associates. They know customer service is a way of life at Comerica.

Strengthening Communities

Comerica's vision and core values also come to life in the communities where it does business, through contributions, employee volunteerism and community partnerships, with the following illustrations:

Comerica raised $2.3 million in employee pledges for United Way and the Black United Fund in 2004.

In Michigan, under the banner "Comerica Cares," colleagues volunteered their time in Detroit to help feed the homeless and working poor at the Capuchin Soup Kitchen, and packaged food for the needy at Gleaners Community Food Bank. Hundreds of Comerica colleagues participated in a walk-a-thon on Detroit's Belle Isle in support of a young adult program of the National Conference for Community and Justice. And, in Grand Rapids, contributions to the National Alliance of Child Abuse Prevention and Gilda's Club helped make a difference in that community.

In California, Comerica was the presenting sponsor of San Jose Magazine's annual "Lifeline Awards" luncheon, which honored


UNITED WAY

Silicon Valley not-for-profit organizations that have done an excellent job of helping people in need. Comerica employee volunteers in California also raised funds for the Juvenile Diabetes Research Foundation and in 2004 earned special recognition in Mountain View as the most successful corporate or individual team. A similar top-team honor went to the team of Comerica colleagues who with their families and friends participated in Santa Cruz County's Alzheimer's Association Memory Walk 2004.

In Texas, Comerica volunteers — called "CoStars" — helped the American Heart Association in Dallas, and supported the March of Dimes "WalkAmerica" in Dallas, Houston and Austin.

In Florida, the Comerica Charitable Foundation provided a grant to two American Red Cross chapters to help victims of hurricanes Charley and Frances.


$41 Million
Since its inception in 1997, the Comerica Charitable Foundation has provided more than $41 million in grants to non-profit organizations.



Comerica is in business to help people be successful.
We are committed to delivering the highest quality financial services by:

- Providing outstanding value and building enduring customer relationships
- Creating a positive environment for our colleagues, built on trust, teamwork and respect
- Demonstrating leadership in our communities
- Ensuring a consistent, superior return for our owners

Core Values

- Customer Service
- Diversity
- Flexibility/Adapting to Change
- Learning and Personal Growth
- Ownership
- Teamwork
- Trust/Integrity

AT COMERICA, *Business Banking* IS A PROVEN STRENGTH



Comerica's **Business Bank** offers corporate clients highly professional business lending, credit underwriting and cash management services. Local decision-making, experienced and seasoned staff, technologically advanced treasury management and international trade services, and an emphasis on skill versus scale help differentiate Comerica from the competition.

Comerica's expertise in building relationships with middle market banking customers (companies with annual sales of $10-500 million), in particular, is a distinct core competency. A 2004 nationwide survey revealed that middle market customers in Michigan, California and Texas consider Comerica one of the best business banks when it comes to managing client relationships.

As a result of its geographic diversity, Comerica has developed specific expertise in a number of areas - automotive, energy, health care and education, entertainment, equipment leasing, commercial real estate, and technology and the life sciences, among them - and works closely with title and escrow companies, municipalities, automotive dealerships and others seeking experienced and dedicated financial resources.

Customers, such as those below, recognize Comerica's impact on their businesses:

"Comerica has invested the time and the energy to get to know our business better," said Craig Sincock, chairman and chief executive officer of Avfuel, an independent, Ann Arbor, Michigan-based supplier of aviation fuels and services.

"We started with Comerica several years ago and the relationship has grown," said Gordon Hartunian, president of ABC Warehouse, a Midwest appliance and electronics retailer. "It is important for your banker to listen, to be flexible and to respond to your concerns. Comerica does that for us."

"Comerica has been instrumental in financing acquisitions and other brand-building endeavors that have enabled us to grow, and the bank has been a true partner to us," said Rodney Sacks, chairman and chief executive officer of Hansen Natural Corporation, a Corona, California-based company that markets and distributes soft-drink alternatives and energy drinks.



"Businesses are always looking for ways to improve the bottom line, whether by boosting sales, increasing efficiency, cutting costs, or a combination of the three. At Comerica, we view it as our role to offer creative ideas along with products and services that support businesses on these fronts."

J. Michael Fulton
President and Chief Executive Officer
Comerica Bank-Western Division





Technologically ADVANCED SERVICES FOR THE GROWING COMPANY

Comerica began accepting and processing substitute checks on October 28, 2004, the effective date of the new federal law commonly referred to as Check 21. Comerica is ideally positioned to process checks electronically with other banks, and is fully prepared to help businesses and individuals capitalize on the innovations and efficiencies made possible by Check 21.

Comerica treasury management services such as Positive Pay are powerful tools to help businesses control fraud in the new image environment. Other technologically advanced services, such as Comerica NetVision®, Next Generation Treasury (NGT[SM]) and Comerica's card-based stored value solutions, are designed to help businesses simplify and automate their cash management processes.

Through GlobalTRADE Web[SM], Comerica offers businesses fast, real-time international trade management. Comerica's North American platform, with operations in the U.S., Canada and Mexico, is ideal for companies involved in cross-border trade. Comerica is among the top 10 EximBank working capital lenders in the United States.

With Comerica eFX[SM], Comerica's secure online solution for foreign exchange transactions, business customers have access to customized reporting, real-time quotes, and the ability to efficiently manage recurring payments.

The people, technology and products of Comerica's Business Bank help commercial clients grow and succeed.

3.2 BILLION

CREATED IN 1997, COMERICA'S IMAGE ARCHIVE CURRENTLY PROVIDES CUSTOMERS DAILY ACCESS TO MORE THAN 3.2 BILLION CHECK IMAGES.

THE BUSINESS BANK

- Middle Market Banking
- Global Corporate Banking (International Banking, Treasury Management Services, U.S. Banking and Corporate Finance)
- National Business Finance (includes National Real Estate, National Dealer Services, Equipment Leasing)
- Specialty Businesses (e.g., Entertainment, Energy, Financial Services, and Technology & Life Sciences)
- W.Y. Campbell & Company

Building A STRONG RETAIL FRANCHISE

Small Business & Personal Financial Services focuses on deepening relationships with consumers, and owners and managers of businesses, through the delivery of highly responsive and personalized financial products and services.

Key distribution channels include branch financial centers, banking by personal computer and telephone, automated teller machines and supermarkets.

Small Business & Personal Financial Services has a well-developed, team-based sales culture, with knowledgeable, professional and courteous staff focused on meeting the diverse needs of customers.

The use of customer satisfaction surveys and national performance measures prove the needs of customers are being met.

That's because Small Business & Personal Financial Services strives to create the perfect customer experience.

"Comerica has made all the difference in the world in helping us to grow as a company," said Michelle Jackson, president of Diversity Products, a Michigan-based minority-owned packaging engineering company, which serves the automotive industry. "Comerica truly took the time to understand our business plan, model and customers."

New technology will be added to every branch financial center in 2005 to further enhance the service provided to customers.

Comerica Web Banking® and Web Bill Pay® provide individuals and small businesses with a simple and convenient online way to manage their finances.

"Comerica's online services continue to delight me as a customer," said Hindman Burris of Farmington Hills, Michigan. "Your new feature that allows us to view online our cancelled checks is a pleasant surprise that provides me an extra sense of security. I can now ensure that the check was written by me and bears my authentic signature."



"Outstanding customer service is engrained in Comerica's culture. There's a commitment to quality across the entire organization. Our focus on doing what's best for the customer is why our customers continually give us top marks for the service we provide."

Connie Beck
Executive Vice President
Small Business & Personal Financial Services




Comerica
Visa Check Card
DEBIT
VISA

SMALL BUSINESS & PERSONAL FINANCIAL SERVICES

Small Business Banking
Branch Financial Centers
Consumer and Mortgage Lending
Telephone Banking
Web Banking



THE OPTIMAL *distribution network* FOR SERVICE DELIVERY

Comerica is building new branches and refurbishing established branches in its major markets to help ensure the optimal distribution network for service delivery.

Recent studies indicate that more than 90 percent of U.S. households use branches monthly, and that a large majority of small businesses and middle-market companies visit a branch weekly.

Branches also provide an ideal referral source for customers seeking a broad range of wealth management or other personal services from Comerica.


Comerica

Comerica's strategy is to cluster branches in prime areas where the greatest concentration of target customers live and work. Target customers include small- and middle-market businesses, and their owners and managers, as well as retail customers in surrounding areas.

New branch financial centers can be found in Plano, Katy and Houston, among other prime locations in Texas, as well as in Howell and Shelby Township in Michigan. In California, new branch financial centers are open for business in Newport Beach, Studio City, La Jolla and other desirable California markets.

It is the combination of dedicated and highly motivated staff, convenient distribution network, and fast and efficient transaction service that creates the model Comerica platform for delivery of services to customers.

A standard line of deposit products for individuals and businesses, introduced in 2004, enables customers to bank with Comerica nationwide.


Visa Business Check Card
VISA

#7

COMERICA IS RANKED #7 AMONG THE TOP 100 SBA 7(A) LENDERS IN THE NATION BY LOAN VOLUME.

Integrated, *Regional Team* Approach to Client Service



Many financial service providers have wealth management capabilities. There is a difference at Comerica, however. Comerica Wealth & Institutional Management offers an integrated, team-based approach to service that places a premium on knowing and understanding client goals, needs and dreams.

At Comerica, it's all about relationships.

"My wife and I have been Comerica customers for nearly 70 years," said Dr. Frederick Lang. The Ann Arbor, Michigan, resident has several trust accounts with Comerica Wealth & Institutional Management and counts on the expert advice of the firm's advisors. "When we need help, they are right there with us. I've always depended on Comerica and can't imagine banking anywhere else."

"I have been in the gift-planning profession for the past 15 years, and my experience with Comerica's Charitable Services Group (a unit of Wealth & Institutional Management) is unmatched by any other financial institution. Our Planned Giving Office is much further ahead of other organizations because of this relationship," said Thomas E. Dieters, executive director of development for Nova Southeastern University in Fort Lauderdale, Florida.

Comerica understands that high-net-worth individuals often require specialized services:

- Planning for the generational transfer of wealth;
- In-depth financial and estate planning;
- Planning associated with an upcoming liquidity event, such as the sale of a business;
- The management of specialty assets, such as apartment buildings or wineries; and
- Sophisticated investment strategies.

The experts of Comerica Wealth & Institutional Management help clients identify their goals and time frames for achieving them; assess the level of comfort with risk versus potential investment returns; match objectives to suitable investments; and, provide ongoing counseling and support. And, with trust powers in all 50 states, Comerica is able to offer clients a full suite of trust capabilities.

"Comerica Wealth & Institutional Management has the people, the experience, the resources and a proven process in place to help make a positive difference in the lives of affluent individuals, their families and businesses, and other organizations they touch."

Dennis Mooradian
Executive Vice President
Wealth & Institutional Management
Chairman and Chief Executive Officer
Munder Capital Management





Experienced INVESTMENT MANAGEMENT *professionals*

Comerica's holistic approach to wealth management ensures a comprehensive review of the liability and asset sides of a client's balance sheet. Whether it is a customized loan for a yacht, an equity line of credit for a vacation home, or investment management - such as sophisticated asset allocation analysis, security selection, and insurance often used for estate planning purposes - clients receive the personalized attention they deserve.

Comerica's proprietary investment management capabilities and expertise extend over many decades and through numerous economic cycles. Through its interests in Munder Capital Management and Wilson, Kemp & Associates, Comerica provides a full array of investment products and services for individuals, institutions and corporations.

Comerica's investment management professionals help clients keep money working for them, through portfolio design and management, the use of asset allocation strategies, sophisticated investment vehicles such as hedge funds, and through other customized, value-added services.

Munder Capital Management, with $37.8 billion in assets under management, is known for its entrepreneurial culture, its experienced team of professionals who deliver client-tailored investment solutions, and its disciplined investment philosophy. Munder's clients include corporations, public and private pension fund sponsors, trustees of charitable foundations and universities, insurance companies and private investors.

Wilson, Kemp & Associates, Inc. provides active investment management services to charitable institutions, private investors, corporations and others.

Comerica's Wealth & Institutional Management offices can be found in local communities in Michigan, California, Texas and Florida, as well as in other select markets. These offices include local specialists - trust and estate advisors, private bankers, portfolio managers, and insurance and brokerage experts - who can help clients navigate through a myriad of complex financial issues. Comerica combines the strength of a national brand with local customization to help meet clients' everyday wealth management needs.

That's the Comerica difference.

MUNDERCAPITAL

#17

In a national ranking of 75 mutual fund families in 2004, Munder Capital Management ranked #17 based on performance.

Wealth & Institutional Management

- Personal Trust
- Private Banking
- Comerica Securities
- Comerica Insurance
- Investment Management including Munder Capital Management and Wilson, Kemp & Associates
- Institutional Trust
- Retirement Services

COMERICA INCORPORATED
Board of Directors


12
4
8
14
5
11
9
10
3
7
15
6
16
1
13
2
17

1 **Ralph W. Babb Jr.**
Chairman and
Chief Executive Officer
Comerica Incorporated and
Comerica Bank

2 **Lillian Bauder, Ph.D.**
Vice President
Masco Corporation
(manufacturer of diversified household and consumer products and services)

3 **Joseph J. Buttigieg III**
Vice Chairman
Comerica Incorporated and
Comerica Bank





17 Reginald M. Turner Jr.
Member
Clark Hill PLC
(a full-service law firm)
Appointed to board January 24, 2005

4 James F. Cordes
Retired Executive Vice President
The Coastal Corporation
(diversified energy company)

5 Peter D. Cummings
Chairman
Ram Realty Services
(private real estate management and development company)

6 J. Philip DiNapoli
President
JP DiNapoli Companies, Inc.
(real estate investment, development and management company)

7 Anthony F. Earley Jr.
Chairman and
Chief Executive Officer
DTE Energy Company
(diversified energy company)

8 Max M. Fisher
Investor

9 Roger Fridholm
President
St. Clair Group
(private investment company)

10 Todd W. Herrick
Chairman, President and
Chief Executive Officer
Tecumseh Products Company
(manufacturer of engines and powertrain components for lawn and garden applications)

11 Alfred A. Piergallini
Retired Chairman, President and Chief Executive Officer
Novartis Consumer Health Worldwide; Consultant, Desert Trail Consulting (marketing consulting organization)

12 Robert S. Taubman
Chairman, President and
Chief Executive Officer
The Taubman Company
(shopping center management company engaged in leasing, management and construction supervision)

13 William P. Vititoe
Retired Chairman, President and Chief Executive Officer
Washington Energy Company
(diversified energy company, now Puget Sound Energy, Inc.)

14 Patricia M. Wallington
President
CIO Associates (consulting firm)

15 Gail L. Warden
President Emeritus
Henry Ford Health System
(not-for-profit healthcare corporation)

16 Kenneth L. Way
Retired Chairman
Lear Corporation
(manufacturer of automotive components)

BOARD *Committees*

- Audit & Legal
- Compensation
- Corporate Governance & Nominating
- Public Responsibility
- Qualified Legal Compliance
- Risk Asset Quality Review
- C Committee Chairperson

IN MEMORIAM: Max M. Fisher passed away March 3, 2005. He was a man of great vision and integrity, a friend, generous to all and a Detroit icon. His outstanding service and dedication to Comerica will always be remembered.

Management

Policy Committee

RALPH W. Babb, Jr.
CHAIRMAN AND
CHIEF EXECUTIVE OFFICER



JOSEPH J. Buttigieg III
VICE CHAIRMAN
BUSINESS BANK



JOHN D. Lewis
VICE CHAIRMAN
CORPORATE SERVICES




ELIZABETH S. Acton
EXECUTIVE VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER



CONNIE Beck
EXECUTIVE VICE PRESIDENT
SMALL BUSINESS & PERSONAL
FINANCIAL SERVICES



JOHN R. Beran
EXECUTIVE VICE PRESIDENT AND
CHIEF INFORMATION OFFICER



JON W. Bilstrom
EXECUTIVE VICE PRESIDENT
GOVERNANCE, REGULATORY RELATIONS
& LEGAL AFFAIRS



J. MICHAEL Fulton
PRESIDENT AND
CHIEF EXECUTIVE OFFICER
COMERICA BANK-WESTERN DIVISION



DALE E. Greene
EXECUTIVE VICE PRESIDENT AND
CHIEF CREDIT OFFICER



CHARLES L. Gummer
PRESIDENT AND
CHIEF EXECUTIVE OFFICER
COMERICA BANK-TEXAS DIVISION



JAMES E. Lake
SENIOR VICE PRESIDENT
CORPORATE HUMAN RESOURCES



MICHAEL H. Michalak
SENIOR VICE PRESIDENT
CORPORATE PLANNING,
DEVELOPMENT & RISK MANAGEMENT



DENNIS J. Mooradian
EXECUTIVE VICE PRESIDENT
WEALTH & INSTITUTIONAL MANAGEMENT
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
MUNDER CAPITAL MANAGEMENT

2004 National Quality *Excellence* Award Winners





Congratulations to

Roland *Odeleye*

Corporate Technology Services

Overall Winner

2004 National Quality Excellence Award





These nine finalists were also recognized for their dedication to quality:

Front row (left to right)

Bobby Burton, Client Production Services; Sharon Walsh, Telephone Banking Administration; Susan Orr, Branch Administration-Process Management

Back row (left to right)

Kelleen Rojas, Treasury Management Services (California); Robert Buchanan, Telephone Banking Administration; Wilkes Elgiar, Service Company Administration (Texas); David Mistiatis, Deposit Services Administration; Thomas Horn, Architecture & Technology Planning; Kristi Robins, Rockford Office



Our Organization

Commercial Banks

COMERICA BANK

▸ Ralph W. Babb Jr.
Chairman and
Chief Executive Officer

Comerica Tower at Detroit Center
500 Woodward Avenue, MC 3391
Detroit, Michigan 48226
(313) 222-4000

Headquartered in Detroit with offices in metropolitan Detroit and greater Ann Arbor, Battle Creek, Grand Rapids, Jackson, Kalamazoo, Lansing, Midland and Muskegon. Comerica is Michigan's largest hometown bank. Comerica also is Michigan's oldest banking company (1849).

Offices: 263
ATMs: 428

Texas Division

▸ Charles L. Gummer
President and Chief Executive Officer
Comerica Bank-Texas Division

1601 Elm Street, MC 6507
Dallas, Texas 75201
(214) 589-1400

Headquartered in Dallas with offices in the Dallas/Fort Worth Metroplex, Austin and the greater Houston area. Comerica entered the Texas market in 1988.

Offices: 52
ATMs: 59

Western Division

▸ J. Michael Fulton
President and Chief Executive Officer
Comerica Bank-Western Division

333 W. Santa Clara Street, MC 4805
San Jose, California 95113-1713
(408) 556-5000

Headquartered in San Jose, with offices in San Francisco, San Jose, Los Angeles, Orange County, San Diego, Fresno, Sacramento and Santa Cruz/Monterey. Additional regional office in Phoenix, Ariz. Comerica entered the Calfornia market in 1991.

Offices: 50
ATMs: 44

OTHER *Comerica Locations*

CITY	*BUSINESS*
Barrington, IL	SBA Lending
Bellevue, WA	Technology & Life Sciences
Boston	Trust Services, Technology & Life Sciences
Chicago	Trust Services, International Finance, National Dealer Services, U.S. Banking
Cincinnati	Middle Market Banking
Cleveland	Middle Market Banking, SBA Lending
Denver	National Dealer Services, Trust Services
Las Vegas	U.S. Banking
Memphis	Trust Services
Minneapolis	Trust Services
New York	Trust Services, Technology & Life Sciences
Phoenix	Commercial Real Estate, Middle Market Banking, SBA Lending, Trust Services
Princeton, NJ	Trust Services
Raleigh-Durham	SBA Lending
Reston, VA	Technology & Life Sciences
Rocky Mount, NC	Trust Services
Wilmington, DE	Trust Services

Florida Region

- Randy B. Nobles
  President-Florida Region

1800 Corporate Blvd., N.W.
Suite 100, MC 5172
Boca Raton, Florida 33431
(800) 777-7198

Headquartered in Boca Raton with offices in Boca Raton, Fort Lauderdale, Palm Beach Gardens, Naples, Sarasota and Weston. Comerica entered the Florida market in 1979.

Offices: 6
ATMs: 4

Canadian Region

- John H. Tan
  Interim Managing Director-Canadian Region

Royal Bank Plaza, South Tower
200 Bay Street, Suite 2210
P.O. Box 61
Toronto, Ontario M5J 2J2
(416) 367-3113

Headquartered in Toronto with commercial banking offices in Toronto and Windsor.

COMERICA BANK MEXICO, S.A.

- Ian A. Hogan
  Managing Director

Edificio Forum
Andres Bello No. 10, Piso 17
Col. Chapultepec Polanco
Mexico, D.F. 11560
(011) 525-279-7300

Headquartered in Mexico City with commercial banking offices in Guadalajara, Monterrey and Querétaro.

OTHER *Comerica Units*

COMERICA BANK & TRUST, NATIONAL ASSOCIATION
Provides a national platform for the delivery of trust, investment management and other banking services.

COMERICA INSURANCE SERVICES, INC.
Offers life, disability, long-term care, group benefits, and property and casualty insurance to businesses and individuals.

COMERICA LEASING CORPORATION
Provides equipment leasing and financing services for businesses throughout the United States.

COMERICA SECURITIES, INC.
A full-service broker-dealer that offers stocks, bonds, corporate and public finance, mutual funds and annuities, along with a full suite of fee-based investment management services.

MUNDER CAPITAL MANAGEMENT
Provides investment advisory services to institutions, municipalities, unions, charitable organizations and private investors across North America, and also serves as investment manager for The Munder Funds.

PROFESSIONAL LIFE UNDERWRITERS SERVICES, INC. (PLUS)
Provides life insurance, annuities and disability insurance products to independent insurance agents.

WILSON, KEMP & ASSOCIATES, INC.
Provides account management services to private investors, corporations, municipalities and charitable institutions throughout the United States.

W.Y. CAMPBELL & COMPANY
Provides investment banking and corporate finance services to Fortune 500 companies and middle-market firms.

STOCK
Comerica's stock trades on the New York Stock Exchange (NYSE) *under the symbol* CMA.

SHAREHOLDER ASSISTANCE
Inquiries related to shareholder records, change of name, address or ownership of stock, and lost or stolen stock certificates should be directed to the transfer agent and registrar:

WRITTEN REQUESTS:
Wells Fargo Shareowner Services
P.O. Box 64854
St. Paul, MN 55164-0854
(877) 536-3551
stocktransfer@wellsfargo.com

CERTIFIED/OVERNIGHT MAIL:
Wells Fargo Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075-1139
(877) 536-3551

ELIMINATION OF DUPLICATE MATERIALS
If you receive duplicate mailings at one address, you may have multiple shareholder accounts. You can consolidate your multiple accounts into a single, more convenient account by contacting the transfer agent shown above. In addition, if more than one member of your household is receiving shareholder materials, you can eliminate the duplicate mailings by contacting the transfer agent.

DIVIDEND REINVESTMENT PLAN
Comerica offers a dividend reinvestment plan which permits participating shareholders of record to reinvest dividends in Comerica common stock without paying brokerage commissions or service charges. Participating shareholders also may invest up to $3,000 in additional funds each quarter for the purchase of additional shares. A brochure describing the plan in detail and an authorization form can be requested from the transfer agent shown above.

DIVIDEND DIRECT DEPOSIT
Common shareholders of Comerica may have their dividends deposited into their savings or checking account at any bank that is a member of the National Automated Clearing House (ACH) system. Information describing this service and an authorization form can be requested from the transfer agent shown above.

DIVIDEND PAYMENTS
Subject to approval of the board of directors, dividends customarily are paid on Comerica's common stock on or about January 1, April 1, July 1 and October 1.

ANNUAL MEETING
The Annual Meeting of Shareholders of Comerica Incorporated will be held at 9:30 a.m. on Tuesday, May 17, 2005, at the Max M. Fisher Music Center, 3711 Woodward Avenue, Detroit, Michigan 48201-2444.

FORM 10-K
A copy of the Corporation's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, may be obtained without charge upon written request to the Secretary of the Corporation at the address listed at the bottom of this page.

STOCK PRICES, DIVIDENDS AND YIELDS

Quarter	High	Low	Dividends Per Share	Dividend Yield*
2004				
Fourth	$63.80	$57.81	$0.52	3.4%
Third	61.48	53.00	0.52	3.6
Second	56.99	50.45	0.52	3.9
First	59.23	52.30	0.52	3.7
2003				
Fourth	$56.34	$46.38	$0.50	3.9%
Third	49.75	45.28	0.50	4.2
Second	53.58	37.79	0.50	4.4
First	46.74	37.10	0.50	4.8

* Dividend yield is calculated by annualizing the quarterly dividend per share and dividing by an average of the high and low price in the quarter.

At January 31, 2005 there were 15,439 holders of record of the Corporation's common stock.

OFFICER CERTIFICATIONS
On June 11, 2004, Comerica's Chief Executive Officer submitted his annual certification to the New York Stock Exchange stating that he was not aware of any violation by the Corporation of the Exchange's corporate governance listing standards. Comerica filed the certifications by its Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to its Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

INVESTOR RELATIONS ON THE INTERNET
Go to **www.comerica.com** to find the latest investor relations information about Comerica, including stock quotes, news releases and financial data.

COMMUNITY REINVESTMENT ACT (CRA) PERFORMANCE
Comerica is committed to meeting the credit needs of the communities it serves. Following are the most recent CRA ratings in each of the states in which Comerica operates which are subject to CRA:

Michigan .... Outstanding
California ..... Satisfactory
Texas .... Satisfactory
Florida .... Satisfactory
Arizona........... Satisfactory
Washington.... Satisfactory

EQUAL EMPLOYMENT OPPORTUNITY
Comerica is committed to its affirmative action program and practices, which ensure uniform treatment of employees without regard to race, creed, color, age, national origin, religion, handicap, marital status, sexual orientation, veteran status, weight, height or sex.

PRODUCT INFORMATION CENTER
If you have any questions about Comerica's products and services, please contact our Product Information Center at (800) 292-1300.

CAREER OPPORTUNITIES
Go to **www.comericajobs.com** to find the latest information about career opportunities at Comerica.

FINANCIAL REVIEW AND REPORTS

Comerica Incorporated and Subsidiaries

TABLE 1: SELECTED FINANCIAL DATA

	Years Ended December 31				
	2004	2003	2002	2001	2000
	(dollar amounts in millions, except per share data)				
EARNINGS SUMMARY					
Total interest income	$ 2,237	$ 2,412	$ 2,797	$ 3,393	$ 3,716
Net interest income	1,810	1,926	2,132	2,102	2,004
Provision for loan losses	64	377	635	241	251
Net securities gains	—	50	41	20	16
Noninterest income (excluding net securities gains)	857	837	859	817	964
Noninterest expenses	1,493	1,483	1,515	1,587	1,511
Provision for income taxes	353	292	281	401	431
Net income	757	661	601	710	791
PER SHARE OF COMMON STOCK					
Basic net income	$ 4.41	$ 3.78	$ 3.43	$ 3.93	$ 4.38
Diluted net income	4.36	3.75	3.40	3.88	4.31
Cash dividends declared	2.08	2.00	1.92	1.76	1.60
Common shareholders' equity	29.94	29.20	28.31	27.17	23.98
Market value	61.02	56.06	43.24	57.30	59.38
YEAR-END BALANCES					
Total assets	$51,766	$52,592	$53,301	$50,750	$49,557
Total earning assets	48,016	48,804	47,780	46,566	45,791
Total loans	40,843	40,302	42,281	41,196	40,170
Total deposits	40,936	41,463	41,775	37,570	33,854
Total borrowings	4,479	5,063	5,756	7,489	10,353
Total medium- and long-term debt	4,286	4,801	5,216	5,503	8,259
Total common shareholders' equity	5,105	5,110	4,947	4,807	4,250
DAILY AVERAGE BALANCES					
Total assets	$50,948	$52,980	$51,130	$49,688	$46,877
Total earning assets	46,975	48,841	47,053	45,722	43,364
Total loans	40,733	42,370	42,091	41,371	38,698
Total deposits	40,145	41,519	37,712	35,312	30,340
Total borrowings	4,815	5,624	7,725	8,782	11,621
Total medium- and long-term debt	4,540	5,074	5,763	6,198	8,298
Total common shareholders' equity	5,041	5,033	4,884	4,605	3,963
CREDIT QUALITY					
Allowance for loan losses	$ 673	$ 803	$ 791	$ 637	$ 585
Total nonperforming assets	339	538	579	627	339
Net loans charged-off	194	365	481	189	195
Net loans charged-off as a percentage of average total loans	0.48%	0.86%	1.14%	0.46%	0.50%
Allowance for loan losses as a percentage of total period-end loans	1.65	1.99	1.87	1.55	1.46
Allowance for loan losses as a percentage of total nonperforming assets	198	149	136	102	172
RATIOS					
Net interest margin	3.86%	3.95%	4.55%	4.61%	4.63%
Return on average assets	1.49	1.25	1.18	1.43	1.69
Return on average common shareholders' equity	15.03	13.12	12.31	15.16	19.52
Efficiency ratio	55.90	53.64	50.59	54.30	50.88
Dividend payout ratio	47.71	53.33	56.47	45.36	37.12
Average common shareholders' equity as a percentage of average assets	9.90	9.50	9.55	9.27	8.45
Tier 1 common capital as a percentage of risk-weighted assets	8.13	8.04	7.39	7.30	6.80

2004 FINANCIAL RESULTS AND KEY CORPORATE INITIATIVES

Financial Results

- Reported net income of $757 million, or $4.36 per diluted share, compared to $661 million, or $3.75 per diluted share, for 2003
- Returned 15.03 percent on average common shareholders' equity and 1.49 percent on average assets
- Raised the quarterly cash dividend four percent, to $0.52 per share, an annual rate of $2.08 per share, for an annual dividend payout ratio of 48 percent
- Repurchased 6.5 million shares of outstanding common stock
- Experienced growth between June 30 and December 31 of $744 million in loans and $1.8 billion in unused commitments to extend credit
- Continued improvement in credit quality resulting in a $171 million decline in net chargeoffs and a $1.0 billion decline in total nonaccrual and watch list loans

Key Corporate Initiatives

- Continued organic growth, including the opening of 17 new branches in 2004; branch expansion in 2005 is expected to be comparable to 2004
- Strengthened and built relationships by providing customers convenient access to all Comerica products and services across all regions and platforms; completed systems conversions allowing customers to conduct transactions nationwide and standardized deposit products to better serve customers
- Increased corporate awareness of Connectivity, a national initiative of building successful customer relationships through cross-selling
- Focused on diversity by establishing it as a core value of the Corporation and creating a position to be responsible for defining and driving business strategies that establish Comerica as a leader in diversity practices
- Refined the enterprise-wide risk management program and continued to improve upon the analytics and systems to enhance credit and operational risk management
- Held noninterest expenses, excluding severance expense, flat in 2004 compared to 2003
- Continued commitment to strong corporate governance as evidenced by the Corporation's report on internal controls over financial reporting

OVERVIEW/EARNINGS PERFORMANCE

Comerica Incorporated (the Corporation) is a financial holding company headquartered in Detroit, Michigan. The accounting and reporting policies of the Corporation and its subsidiaries conform to U.S. generally accepted accounting principles and prevailing practices within the banking industry. The Corporation's consolidated financial statements are prepared based on the application of accounting policies, the most significant of which are described on page 64 in Note 1 to the consolidated financial statements. The most critical of these significant accounting policies are discussed in the "Critical Accounting Policies" section on page 54 of this financial review.

The Corporation's major lines of business are the Business Bank, Small Business and Personal Financial Services, and Wealth and Institutional Management. The core businesses are tailored to each of the Corporation's four primary geographic markets: Midwest and Other Markets, Western, Texas and Florida.

As a financial institution, Comerica's principal activity is lending to and accepting deposits from businesses and individuals. The primary source of revenue is net interest income, which is derived principally from the difference between interest earned on loans and interest paid on deposits and other funding sources. Comerica also provides other products and services that meet the financial needs of customers and which generate noninterest income, Comerica's secondary source of revenue. Growth in loans, deposits and noninterest income are affected by many factors, including the economic growth in the markets Comerica serves, the financial requirements and health of customers, which influence Comerica's ability to identify and provide the types of products and services customers need, and successfully adding new customers and/or increasing the number of products used by current customers.

Weak loan demand in the first half of 2004 resulted in declines in both loan balances and unused commitments to extend credit. These declines were more than offset by growth experienced in the second half of the year. Average loans in Comerica's Private Banking and National Dealer Services loan portfolios increased by nine percent and six percent, respectively, in 2004, when compared to 2003. These increases, however, were offset by declines in other loan portfolios, as well as decisions not to renew (non-relationship) loans where management believed there was no opportunity for revenues other than loan interest income. This decision to discontinue non-relationship loans primarily affected Global Corporate Banking, where average loans declined 21 percent in 2004. Average loans in the Commercial Real Estate loan portfolio also decreased 10 percent in 2004. Average deposits decreased three percent, with a majority of the decrease attributable to certificates of deposit issued through brokers or to institutional investors, which matured and were not replaced. Low interest rates and narrow interest spreads during 2004 contributed to declining net interest income in 2004. Noninterest income, excluding net securities gains, increased two percent in 2004 compared to 2003.

The Corporation's credit staff closely monitors the financial health of our lending customers in order to assess ability to repay and to adequately provide for expected losses. Loan quality showed continued improvement during 2004, with improving credit quality trends resulting in a significant decline in both net charge-offs and total nonperforming assets in 2004 when compared to 2003. The tools developed in 2003 and 2004 for evaluating the adequacy of the allowance for loan losses, and the resulting information gained from these processes, continue to help the Corporation gain operational efficiencies and reduce expenses in the credit area.

The principal costs incurred in providing financial services are personnel costs (salaries and benefits). Management remains focused on being a cost effective and efficient provider of services. Excluding severance expenses, noninterest expenses in 2004 remained flat compared to 2003 levels. Full-time equivalent employees declined by approximately 300 employees from year end 2003 to year end 2004.

A majority of the Corporation's revenues are generated by the Business Bank segment, making the Corporation highly sensitive to changes in the business environment in its primary geographic markets. To facilitate better balance among business segments, the Corporation opened 17 branches in 2004 and plans to continue branch expansion in markets with favorable demographics. As part of this effort, the Corporation standardized product platforms and delivery systems in all regions, and established a national branding and marketing program, thus making the customer experience seamless across all markets. This will provide opportunity for targeted growth in the Small Business and Personal Financial Services and the Wealth and Institutional Management segments as the Corporation penetrates existing relationships through cross-selling.

For 2005, management expects the following compared to 2004:

- average loan growth in the low to mid-single digit range

- average earning assets unchanged, with a decline in short-term investments funding expected loan growth

- net interest margin approximately four percent

- low single digit growth in non-interest income and expenses

- stable credit quality with net charge-offs to average loans of approximately 35-40 basis points.

TABLE 2: ANALYSIS OF NET INTEREST INCOME-Fully Taxable Equivalent (FTE)

	Years Ended December 31								
	2004			2003			2002		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(dollar amounts in millions)								
Commercial loans	$22,139	$ 933	4.22%	$23,764	$ 978	4.11%	$24,266	$1,135	4.67%
Real estate construction loans	3,264	177	5.43	3,540	178	5.04	3,353	193	5.74
Commercial mortgage loans	7,991	415	5.19	7,521	403	5.35	6,786	416	6.12
Residential mortgage loans	1,237	70	5.68	1,192	73	6.12	1,101	76	6.88
Consumer loans	2,668	126	4.73	2,474	122	4.94	2,355	139	5.94
Lease financing	1,272	52	4.06	1,283	59	4.59	1,242	67	5.37
International loans	2,162	102	4.69	2,596	115	4.44	2,988	140	4.70
Business loan swap income(1)	—	182	—	—	285	—	—	361	—
Total loans(2)	40,733	2,057	5.05	42,370	2,213	5.22	42,091	2,527	6.00
Investment securities available-for-sale(3)	4,321	147	3.36	4,529	166	3.65	4,360	247	5.74
Short-term investments	1,921	36	1.88	1,942	36	1.85	602	27	4.45
Total earning assets	46,975	2,240	4.76	48,841	2,415	4.94	47,053	2,801	5.96
Cash and due from banks	1,685			1,811			1,800		
Allowance for loan losses	(787)			(831)			(739)		
Accrued income and other assets	3,075			3,159			3,016		
Total assets	$50,948			$52,980			$51,130		
Money market and NOW deposits	$17,768	188	1.06	$17,359	204	1.18	$13,081	192	1.47
Savings deposits	1,629	6	0.39	1,571	8	0.50	1,643	16	1.01
Certificates of deposit(1)(4)	5,962	104	1.74	8,061	139	1.72	10,376	245	2.36
Foreign office time deposits(5)	664	17	2.60	618	19	3.15	771	26	3.36
Total interest-bearing deposits	26,023	315	1.21	27,609	370	1.34	25,871	479	1.85
Short-term borrowings	275	4	1.25	550	7	1.20	1,962	37	1.85
Medium- and long-term debt(1)(4)	4,540	108	2.39	5,074	109	2.14	5,763	149	2.58
Total interest-bearing sources	30,838	427	1.38	33,233	486	1.46	33,596	665	1.98
Noninterest-bearing deposits	14,122			13,910			11,841		
Accrued expenses and other liabilities	947			804			809		
Shareholders' equity	5,041			5,033			4,884		
Total liabilities and shareholders' equity	$50,948			$52,980			$51,130		
Net interest income/rate spread (FTE)		$1,813	3.38		$1,929	3.48		$2,136	3.98
FTE adjustment(6)		$ 3			$ 3			$ 4	
Impact of net noninterest-bearing sources of funds			0.48			0.47			0.57
Net interest margin (as a percentage of average earning assets) (FTE)			3.86%			3.95%			4.55%

(1) The gain or loss attributable to the effective portion of cash flow hedges of loans is shown in "Business loan swap income". The gain or loss attributable to the effective portion of fair value hedges of deposits and medium- and long-term debt, which totaled a net gain of $97 million in 2004, is included in the related interest expense line items.

(2) Nonaccrual loans are included in average balances reported and are used to calculate rates.

(3) Average rate based on average historical cost.

(4) Certificates of deposit and medium- and long-term debt average balances have been adjusted to reflect the gain or loss attributable to the risk hedged by risk management swaps that qualify as a fair value hedge.

(5) Includes substantially all deposits by foreign domiciled depositors; deposits are primarily in excess of $100,000.

(6) The FTE adjustment is computed using a federal income tax rate of 35%.

TABLE 3: RATE-VOLUME ANALYSIS-Fully Taxable Equivalent (FTE)

	2004 / 2003			2003 / 2002		
	Increase (Decrease) Due to Rate	Increase (Decrease) Due to Volume*	Net Increase (Decrease)	Increase (Decrease) Due to Rate	Increase (Decrease) Due to Volume*	Net Increase (Decrease)
			(in millions)			
Interest income (FTE):						
Loans:						
Commercial loans	$ 24	$(69)	$ (45)	$(136)	$(21)	$(157)
Real estate construction loans	14	(15)	(1)	(24)	9	(15)
Commercial mortgage loans	(12)	24	12	(52)	39	(13)
Residential mortgage loans	(6)	3	(3)	(8)	5	(3)
Consumer loans	(5)	9	4	(23)	6	(17)
Lease financing	(7)	—	(7)	(10)	2	(8)
International loans	7	(20)	(13)	(8)	(17)	(25)
Business loan swap income (expense)	(103)	—	(103)	(76)	—	(76)
Total loans	(88)	(68)	(156)	(337)	23	(314)
Investment securities	(12)	(7)	(19)	(87)	6	(81)
Short-term investments	5	(5)	—	(4)	13	9
Total interest income (FTE)	(95)	(80)	(175)	(428)	42	(386)
Interest expense:						
Interest-bearing deposits:						
Money market and NOW deposits	(21)	5	(16)	(38)	50	12
Savings deposits	(2)	—	(2)	(8)	—	(8)
Certificates of deposit	2	(37)	(35)	(66)	(40)	(106)
Foreign office time deposits	(3)	1	(2)	(2)	(5)	(7)
Total interest-bearing deposits	(24)	(31)	(55)	(114)	5	(109)
Short-term borrowings	—	(3)	(3)	(13)	(17)	(30)
Medium- and long-term debt	12	(13)	(1)	(25)	(15)	(40)
Total interest expense	(12)	(47)	(59)	(152)	(27)	(179)
Net interest income (FTE)	$ (83)	$(33)	$(116)	$(276)	$ 69	$(207)

* Rate/volume variances are allocated to variances due to volume.

Net Interest Income

Net interest income is the difference between interest and yield-related fees earned on assets, and interest paid on liabilities. Adjustments are made to the yields on tax-exempt assets in order to present tax-exempt income and fully taxable income on a comparable basis. Gains and losses related to the effective portion of risk management interest rate swaps that qualify as hedges are included with the interest income or expense of the hedged item when classified in earnings. Net interest income on a fully taxable equivalent (FTE) basis comprised 68 percent of net revenues in 2004, compared to 69 percent in 2003 and 70 percent in 2002. Table 2 on page 25 provides an analysis of net interest income for the years ended December 31, 2004, 2003 and 2002. The rate-volume analysis in Table 3 above details the components of the change in net interest income on a FTE basis for the years ended December 31, 2004 compared to 2003 and December 31, 2003 compared to 2002.

Net interest income (FTE) was $1.8 billion in 2004, a decrease of $116 million, or six percent, from 2003. The net interest margin, which is net interest income (FTE) expressed as a percentage of average earning assets, decreased to 3.86 percent in 2004 from 3.95 percent in 2003. The declines in net interest income and net interest margin were the result of the impact of high-spread interest rate swap maturities and a restructuring of the investment portfolio in 2003, designed to achieve more consistent cash flows. Average earning assets decreased $1.9 billion, or four percent, to $47.0 billion, primarily as the result of a $1.6 billion decrease in average loans. The Corporation expects, on average, net interest margin in 2005 to be four percent for the full year.

The Corporation implements various asset and liability management tactics to manage exposure to net interest income risk. This risk represents the potential reduction in net interest income that may result from a fluctuating economic environment, including changes to interest rates and loan and deposit portfolio growth rates. Such actions include the management of earning assets, funding and capital and the utilization of interest rate swap contracts. Interest rate swap contracts are employed to effectively fix the yields on certain variable rate loans and to alter the interest rate characteristics of deposits and debt issued throughout the year. Refer to the "Interest Rate Risk" section on page 47 of this financial review for additional information regarding the Corporation's asset and liability management policies.

In 2003, net interest income (FTE) was $1.9 billion, a decrease of $207 million, or 10 percent, from 2002. The net interest margin decreased to 3.95 percent in 2003 from 4.55 percent in 2002. The declines in net interest income and net interest margin were the result of a restructuring of the investment portfolio in late 2002 and 2003, designed to achieve more consistent cash flows; the impact of high-spread interest rate swap maturities; spread compression, as a result of lower loan yields in a declining rate environment; and a competitive deposit rate environment during a period of sustained low interest rates. Average earning assets increased by four percent to $48.8 billion, primarily as the result of a $1.3 billion increase in average short-term investments, which were funded by an increase in average noninterest-bearing deposits, primarily attributed to the strong growth of title and escrow deposits in the Corporation's Financial Services Group. A portion of these deposits was not long-lived, and therefore, invested on a short-term basis. The spreads on these short-term investments negatively impacted net interest margin in 2003.

TABLE 4: ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES

	Years Ended December 31				
	2004	2003	2002	2001	2000
	(dollar amounts in millions)				
Balance at beginning of year	**$803**	$791	$637	$585	$529
Loans charged-off:					
Domestic					
Commercial	**201**	302	423	198	199
Real estate construction					
Real estate construction business line	**2**	1	—	1	—
Other	**—**	1	1	1	—
Total real estate construction	**2**	2	1	2	—
Commercial mortgage					
Commercial real estate business line	**4**	4	6	—	—
Other	**19**	18	4	3	1
Total commercial mortgage	**23**	22	10	3	1
Residential mortgage	**1**	—	—	—	—
Consumer	**14**	11	11	7	12
Lease financing	**13**	4	9	7	1
International	**14**	67	63	15	11
Total loans charged-off	**268**	408	517	232	224
Recoveries:					
Domestic					
Commercial	**52**	28	27	35	20
Real estate construction	**—**	—	—	—	—
Commercial mortgage	**3**	1	2	1	1
Residential mortgage	**—**	—	—	1	1
Consumer	**2**	3	3	5	7
Lease financing	**1**	—	3	1	—
International	**16**	11	1	—	—
Total recoveries	**74**	43	36	43	29
Net loans charged-off	**194**	365	481	189	195
Provision for loan losses	**64**	377	635	241	251
Balance at end of year	**$673**	$803	$791	$637	$585
Ratio of allowance for loan losses to total loans at end of year	**1.65%**	1.99%	1.87%	1.55%	1.46%
Ratio of net loans charged-off during the year to average loans outstanding during the year	**0.48%**	0.86%	1.14%	0.46%	0.50%
Allowance for credit losses on lending-related commitments*	**$ 21**	$ 33	$ 35	$ 18	$ 23

* Included in "Accrued expenses and other liabilities" on the consolidated balance sheets.

TABLE 5: ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

	Years Ended December 31									
	2004		2003		2002		2001		2000	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
	(dollar amounts in millions)									
Domestic										
Commercial	$411	54%	$487	54%	$476	57%	$410	58%	$349	63%
Real estate construction	23	8	31	8	26	8	17	8	11	7
Commercial mortgage	76	20	95	20	86	17	61	15	59	13
Residential mortgage	2	3	5	3	2	3	1	3	1	3
Consumer	25	7	27	6	25	6	14	6	11	5
Lease financing	44	3	26	3	8	3	9	3	5	3
International	40	5	91	6	130	6	88	7	105	6
Unallocated	52		41		38		37		44	
Total	$673	100%	$803	100%	$791	100%	$637	100%	$585	100%

Amount — allocated allowance

% — loans outstanding as a percentage of total loans

Provision and Allowance for Loan Losses

The provision for loan losses reflects management's evaluation of the adequacy of the allowance for loan losses. The allowance for loan losses represents management's assessment of probable losses inherent in the Corporation's loan portfolio. The allowance provides for probable losses that have been identified with specific customer relationships and for probable losses believed to be inherent, but that have not been specifically identified. Internal risk ratings are assigned to each business loan at the time of approval and are subject to subsequent periodic reviews by the Corporation's senior management. The Corporation performs a detailed quarterly credit quality review on both large business and certain large personal purpose consumer and residential mortgage loans that have deteriorated below certain levels of credit risk, and may allocate a specific portion of the allowance to such loans based upon this review. The Corporation defines business loans as those belonging to the commercial, real estate construction, commercial mortgage, lease financing and international loan portfolios. A portion of the allowance is allocated to the remaining business loans by applying projected loss ratios, based on numerous factors identified below, to the loans within each risk rating. In addition, a portion of the allowance is allocated to these remaining loans based on industry specific and geographic risks inherent in certain portfolios, including portfolio exposures to automotive suppliers, retailers, contractors, technology-related, entertainment, air transportation and healthcare industries, Small Business Administration loans and certain Latin American risks. The portion of the allowance allocated to all other consumer and residential mortgage loans is determined by applying projected loss ratios to various segments of the loan portfolio. Projected loss ratios incorporate various factors, such as recent charge-off experience, current economic conditions and trends, and trends with respect to past due and nonaccrual amounts, and are supported by underlying analysis, including information on migration and loss given default studies from each geographic market. The total allowance for loan losses was $673 million at December 31, 2004, compared to $803 million at December 31, 2003. The allocated portion of the allowance was $621 million at December 31, 2004, a decrease of $141 million from year-end 2003. The decrease in the allocated allowance resulted primarily from a $1.0 billion decrease in total nonaccrual and watch list loans at December 31, 2004, as compared to year-end 2003.

Actual loss ratios experienced in the future may vary from those projected. The uncertainty occurs because factors affecting the determination of probable losses inherent in the loan portfolio may exist which are not necessarily captured by the application of projected loss ratios or identified industry specific and geographic risks. An unallocated portion of the allowance is maintained to capture these probable losses. The unallocated allowance reflects management's view that the allowance should recognize the margin for error inherent in the process of estimating expected loan losses. Factors that were considered in the evaluation of the adequacy of the Corporation's unallocated allowance include the imprecision in the risk rating system and the risk associated with new customer relationships. The unallocated allowance associated with the margin for imprecision in the risk rating system is based on a historical evaluation of the accuracy of the risk ratings associated with loans, while the unallocated allowance due to new business migration risk is based on an evaluation of the risk of rating downgrades associated with loans that do not have a full year of payment history. The unallocated allowance was $52 million at December 31, 2004, an increase of $11 million from 2003.

The total allowance, including the unallocated amount, is available to absorb losses from any segment within the portfolio. Unanticipated economic events, including political, economic and regulatory instability in countries where the Corporation has a concentration of loans, could cause changes in the credit characteristics of the portfolio and result in an unanticipated increase in the allocated allowance. Inclusion of other industry specific and geographic portfolio exposures in the allocated allowance, as well as significant increases in the current portfolio exposures, could also increase the amount of the allocated allowance. Any of these events, or some combination, may result in the need for additional provision for loan losses in order to maintain an adequate allowance.

The provision for loan losses was $64 million in 2004, compared to $377 million and $635 million in 2003 and 2002, respectively. The decrease in provision for loan losses in 2004 compared to 2003 is primarily the result of improving credit quality trends, that reflect improved economic conditions in all of the Corporation's primary geographic regions. The Corporation's largest geographic concentration of credit is in the Michigan market. Upturns in the Southeast Michigan Purchasing Management Survey and Michigan Business Activity Indices began in the fourth quarter of 2003 and accelerated in the first half of 2004 with positive movement continuing into the second half of 2004. Forward-looking indicators suggest this positive movement should continue, but not accelerate, in 2005. The decrease in the provision for loan losses in 2003 compared to 2002 resulted from a large 2002 provision for loan losses, which reflected the impact that the economic environment had on many of the Corporation's customers, and management's decision in 2002 to sell certain loans. In addition, in 2002, political and economic events in Argentina and Brazil led to an increase in reserves related to the Corporation's exposure in those countries.

Net charge-offs in 2004 were $194 million, or 0.48 percent of average total loans, compared to $365 million, or 0.86 percent, in 2003 and $481 million, or 1.14 percent, in 2002. An analysis of the changes in the allowance for loan losses, including charge-offs and recoveries by loan category, is presented in Table 4 on page 28.

Nonperforming assets at December 31, 2004 were $339 million, as compared to $538 million at December 31, 2003. During the year, $332 million of loans with balances greater than $2 million were transferred to nonaccrual, compared to $660 million in 2003, and $248 million of nonaccrual business loans were charged-off, compared to $399 million in 2003. The carrying value of nonaccrual loans as a percentage of contractual value declined to 54 percent at December 31, 2004 compared to 58 percent at December 31, 2003. For further information on changes in nonperforming assets, see the "Nonperforming Assets" section of this financial review on page 43.

The allowance as a percentage of total loans, nonperforming assets and annual net charge-offs is provided in the following table.

	Years Ended December 31		
	2004	2003	2002
Allowance for loan losses as a percentage of total loans at end of year	**1.65%**	1.99%	1.87%
Allowance for loan losses as a percentage of total nonperforming assets at end of year	**198**	149	136
Allowance for loan losses as a percentage of total net charge-offs for the year	**347**	220	164

The allowance for loan losses as a percentage of total period-end loans decreased to 1.65 percent at December 31, 2004, from 1.99 percent at December 31, 2003. The allowance for loan losses as a percentage of nonperforming assets increased to 198 percent at December 31, 2004, from 149 percent at December 31, 2003. The decrease in allowance coverage of total loans and increase in allowance coverage of nonperforming assets resulted primarily from improved credit quality trends in 2004. The increase in the allowance for loan losses as a percentage of net charge-offs for the year ended December 31, 2004, when compared to the prior year, resulted from lower levels of net charge-offs in 2004. Management expects stable credit quality in 2005 with full year average net charge-offs of approximately 35-40 basis points.

The Corporation maintains an allowance to cover probable credit losses inherent in lending-related commitments, including letters of credit and financial guarantees, which is included in "accrued expenses and other liabilities" on the consolidated balance sheets. At December 31, 2004 and 2003, the allowance for credit losses on lending-related commitments was $21 million and $33 million, respectively.

Noninterest Income

	Years Ended December 31		
	2004	2003	2002
		(in millions)	
Service charges on deposit accounts	**$231**	$238	$227
Fiduciary income	**171**	169	171
Commercial lending fees	**55**	63	69
Letter of credit fees	**66**	65	60
Foreign exchange income	**37**	36	38
Brokerage fees	**36**	34	38
Investment advisory revenue, net	**35**	30	27
Card fees	**32**	27	23
Bank-owned life insurance	**34**	42	53
Equity in earnings of unconsolidated subsidiaries	**12**	6	8
Warrant income	**7**	4	5
Net securities gains	**—**	50	41
Net gain on sales of businesses	**7**	—	12
Other noninterest income	**134**	123	128
Total noninterest income	**$857**	$887	$900

Noninterest income decreased $30 million, or three percent, to $857 million in 2004, compared to $887 million in 2003 and decreased $13 million, or one percent, in 2003, compared to $900 million in 2002. An analysis of increases and decreases by individual line item is presented below.

Service charges on deposit accounts decreased $7 million, or three percent, in 2004 compared to an increase of $11 million, or five percent, in 2003. The decrease in 2004 was primarily due to higher earnings credit allowances provided to business customers and free checking accounts offered. The increase in 2003 was due to growth in deposits, the sale of new and existing cash management services to business customers and the benefit of lower earnings credit allowances provided to business customers.

Fiduciary income increased $2 million, or one percent, in 2004 and decreased $2 million, or one percent, in 2003. Personal and institutional trust fees are the two major components of fiduciary income. These fees are based on services provided and assets managed. Fluctuations in the market values of the underlying assets managed, which include both equity and fixed income securities, impact fiduciary income. The increase in 2004 is primarily due to improvements in equity markets. The income decline in 2003 reflects the effect that less favorable equity market conditions experienced during the year had on assets managed.

Commercial lending fees decreased $8 million, or 13 percent, in 2004 compared to a decrease of $6 million, or 10 percent, in 2003. The decline in 2004 was due to a decline in all three of the major components of commercial lending fees: agent bank fees, commitment fees in arrears and service charges on commercial loans. The decline in 2003 resulted primarily from a decrease in agent bank fee income from 2002 levels. Income earned on agent bank fees decreased in both 2004 and 2003 as a result of a decline in the volume of loan participations that met the Corporation's underwriting standards. The decrease in commitment fees in arrears and service charges on commercial loans in 2004 was due primarily to the impact that changes in the customer base had on fees earned.

Letter of credit fees increased $1 million, or less than one percent, in 2004 compared to an increase of $5 million, or nine percent, in 2003. The increase in 2003 related to the demand for international trade services from new and existing Middle Market and National Dealer Services customers.

Foreign exchange income increased $1 million, or two percent, in 2004 compared to a decrease of $2 million, or five percent, in 2003. The decrease in 2003 was, in part, the result of a change in the strategy used to hedge a foreign subsidiary that caused certain currency gains and losses formerly recorded in earnings to be recorded in other comprehensive income.

Brokerage fees increased $2 million, or eight percent, to $36 million, in 2004, compared to a decrease of $4 million, or 12 percent, in 2003. Brokerage fees include commissions from retail broker transactions and mutual fund sales and are subject to changes in the level of market activity. The increase in 2004 was primarily due to increased transaction volumes as a result of improved market conditions. Reduced transaction volumes as a result of market conditions contributed to the decline in 2003.

Investment advisory revenue, which includes revenue generated by the Corporation's asset management reporting unit (Munder Capital Management or Munder), increased $5 million, or 16 percent, in 2004, compared to an increase of $3 million, or 10 percent, in 2003. The increase in 2004 revenue, when compared to 2003, resulted from continued market growth. Assets under management at Munder, which generate both fiduciary income and investment advisory revenue, totaled $38 billion, $34 billion and $32 billion at December 31, 2004, 2003 and 2002, respectively. The increase in 2003 revenue, when compared to 2002, resulted from a 2002 impairment charge of $5 million on deferred distribution costs. This charge resulted from an assessment of the recoverability of unamortized commission costs paid to brokers for selling Class B mutual fund shares.

Card fees, which consist primarily of interchange fees earned on debit and commercial cards, increased $5 million, or 20 percent, to $32 million, compared to $27 million in 2003 and increased $4 million, or 17 percent, compared to $23 million in 2002. Growth in 2004 and 2003 is due to an increase in transaction volume.

Bank-owned life insurance income decreased $8 million to $34 million in 2004, compared to a decrease of $11 million to $42 million in 2003. The decrease in 2004 was primarily due to a decline in earnings and death benefits received on policies held. The decrease in 2003 resulted primarily from large non-taxable proceeds on bank-owned life insurance policies due to death benefits received in 2002, including $9 million of proceeds from the death of an executive in the second quarter of 2002, and a decline in earnings on policies held.

Equity in earnings of unconsolidated subsidiaries increased $6 million in 2004, compared to a decrease of $2 million in 2003. The increase in 2004 was primarily due to an increase in income from a United Kingdom subsidiary, Framlington (a London, England based investment manager), of which Munder is a minority owner. The decrease in 2003 was a result of the July 1, 2003 adoption of FASB Interpretation No. 46(R), "Consolidation of Variable Interest Entities" (FIN 46(R)), which required the Corporation to consolidate its interest in The Peninsula Fund Limited Partnership (PFLP), a venture capital fund. Prior to the adoption of FIN 46(R), the Corporation's share of income from the PFLP, which totaled $2 million in the first six months of 2003 and $5 million in 2002, was recorded in equity in earnings of unconsolidated subsidiaries. In addition, the adoption of FIN 46(R) resulted in the deconsolidation of two entities formed to issue trust preferred securities. Since the July 1, 2003 adoption of FIN 46(R), the Corporation's share of income from these formerly consolidated subsidiaries, which was not material, has been recorded in equity in earnings of unconsolidated subsidiaries. For further information on the adoption of FIN 46(R), see Notes 1 and 22 to the consolidated financial statements on pages 64 and 99, respectively.

Warrant income was $7 million in 2004 compared to $4 million in 2003 and $5 million in 2002. The Corporation generally recognizes warrant income when the warrant positions become marketable as a result of a public equity offering.

The Corporation's net revenue from sales and write-downs related to its investment securities portfolio was nominal in 2004. Net gains of $50 million and $41 million were recognized in 2003 and 2002, respectively. The significant gains in 2003 and 2002 resulted primarily from a restructuring of the investment portfolio in late 2002 and 2003, designed to achieve more consistent cash flows. The 2002 gain was net of $14 million in write-downs of Argentine securities recorded in 2002.

The net gain on sales of businesses in 2004 included a net gain of $7 million on the sale of a portion of the Corporation's merchant card processing business, while the net gain in 2002 included a gain of $12 million related to the sale of the Corporation's Official Payments Corporation (OPAY) subsidiary.

Other noninterest income increased $11 million, or eight percent, in 2004 compared to a decrease of $5 million, or four percent, in 2003. Other noninterest income in 2004 included $13 million of income distributions (net of write-downs) recognized on unconsolidated venture capital and private equity investments, offset by $3 million of risk management hedge ineffectiveness losses, and an increase of $7 million in amortization expense on low income housing investments (netted against noninterest income), when compared to 2003. Other noninterest income in 2003 included $9 million of write-downs (net of income distributions) recognized on unconsolidated venture capital and private equity investments and $3 million of risk management hedge ineffectiveness losses. Other noninterest income in 2002 included $10 million of write-downs (net of income distributions) recognized on unconsolidated venture capital and private equity investments and $4 million of cash flow hedge ineffectiveness gains. Other noninterest income in 2002 also included $5 million of net losses on the sale of commercial loans held-for-sale. Comparisons of other noninterest income were impacted by the divestiture of OPAY in the third quarter of 2002. This divestiture resulted in a reduction of other noninterest income of $5 million in 2003, when compared to 2002.

Management expects a low single-digit growth in noninterest income in 2005 from 2004 levels.

Noninterest Expenses

	Years Ended December 31		
	2004	2003	2002
		(in millions)	
Salaries	$ 760	$ 736	$ 699
Employee benefits	159	161	145
Total salaries and employee benefits	919	897	844
Net occupancy expense	125	128	122
Equipment expense	58	61	62
Outside processing fee expense	68	71	65
Software expense	43	37	33
Customer services	23	25	26
Litigation and operational losses	24	18	20
Goodwill impairment	—	—	86
Other noninterest expenses	233	246	257
Total noninterest expenses	$1,493	$1,483	$1,515

Noninterest expenses increased $10 million, or less than one percent, to $1,493 million in 2004, compared to $1,483 million in 2003 and decreased $32 million, or two percent, in 2003, compared to $1,515 million in 2002. An analysis of increases and decreases by individual line item is presented below.

Salaries expense increased $24 million, or three percent, in 2004 versus an increase of $37 million, or five percent, in 2003. The increase in 2004 was primarily due to merit increases of approximately $17 million and an increase of $9 million in severance expense, $9 million in executive incentives, and $6 million in stock-based compensation, when compared to 2003. These increases were partially offset by a full-time equivalent employee reduction in staff size of approximately 300 employees from year end 2003 to year end 2004. The increase in salaries expense in 2003 from 2002 was primarily due to an increase of $27 million in business unit and executive incentives, and approximately $17 million in merit increases, partially offset by a $5 million decline in salary expense resulting from the Corporation's 2002 sale of its OPAY subsidiary. Business unit incentives are tied to new business and business unit profitability, while executive incentives are tied to peer-based comparisons of corporate results. Severance expense was $11 million in 2004, compared to $2 million and $6 million in 2003 and 2002, respectively. For further information on stock-based compensation, refer to Notes 1 and 15 to the consolidated financial statements on pages 64 and 83, respectively.

Employee benefits expense decreased $2 million, or one percent, in 2004 compared to an increase of $16 million, or 11 percent, in 2003. The decrease in 2004, when compared to 2003, and the increase in 2003, when compared to 2002, resulted from changes in pension expense. For a further discussion of pension expense, refer to Note 16 to the consolidated financial statements on page 85.

Net occupancy and equipment expenses, on a combined basis, decreased $6 million, or three percent, to $183 million in 2004, compared to an increase of $5 million, or three percent, in 2003. The decrease in 2004, when compared to 2003, and the increase in 2003 compared to 2002, resulted primarily from lease termination costs associated with the consolidation of Western region facilities in 2003.

Outside processing fees decreased $3 million, or five percent, to $68 million in 2004, from $71 million in 2003 and increased $6 million, or nine percent, in 2003, compared to $65 million in 2002.

Software expense increased $6 million, or 16 percent, in 2004 compared to an increase of $4 million, or 12 percent in 2003. The increases in 2004 and 2003 were primarily due to increased investments in technology and the implementation of several systems, which had previously been in the development stages, increasing both amortization and maintenance costs.

Customer services decreased $2 million, or 10 percent, to $23 million in 2004, from $25 million in 2003 and decreased $1 million, or four percent, in 2003, compared to $26 million in 2002. Customer services represent expenses paid on behalf of customers, and are one method to attract and retain title and escrow deposits in the Corporation's Financial Services Group.

Litigation and operational losses increased $6 million, or 30 percent, to $24 million in 2004, from $18 million in 2003 and decreased $2 million, or 10 percent, in 2003, compared to $20 million in 2002. Litigation and operational losses include traditionally defined operating losses, such as fraud or processing problems, as well as uninsured losses and litigation losses. These expenses are subject to fluctuation due to timing of authorized and actual litigation settlements as well as insurance settlements.

A goodwill impairment charge of $86 million was recorded in 2002 as a result of the Corporation's evaluation of goodwill. This charge resulted from a decline in equity markets, and its related impact on the valuation of the Corporation's Munder subsidiary. Declines in equity markets could trigger additional goodwill impairment charges in future periods. Additional information on the goodwill impairment charge can be found in the "Critical Accounting Policies" section on page 54 of this financial review and Note 7 to the consolidated financial statements on page 75.

Other noninterest expenses decreased $13 million, or five percent, in 2004 compared to an $11 million decrease, or four percent, in 2003. The decline in other noninterest expenses in 2004, when compared to 2003, was primarily due to an $8 million change in the provision for credit losses on lending-related commitments, which was a credit of $11 million in 2004 and a credit of $3 million in 2003. In addition, State of Michigan taxes decreased $7 million and consulting fees decreased $5 million in 2004 when compared to 2003. These decreases were partially offset by an increase in interest expense recorded on tax liabilities of $14 million in 2004, compared to 2003. The decrease in noninterest expense in 2003, compared to 2002, was due to a $14 million change in the provision for credit losses on lending-related commitments, which was a credit of $3 million in 2003 and a charge of $17 million in 2002. For additional information on the provision for credit losses on lending-related commitments, refer to Notes 1 and 20 to the consolidated financial statements on pages 64 and 93, respectively.

Management expects a low-single digit increase in noninterest expenses while continuing to make important investments for the Corporation's future growth. Included in this outlook is an incremental $45 million in expenses, compared to 2004; $32 million related to employee benefits expense, including both stock-based compensation and pension expense, and $13 million related to new branches opened in 2004 and 2005.

The Corporation's efficiency ratio is defined as total noninterest expenses divided by the sum of net interest income (FTE) and noninterest income, excluding net securities gains. The ratio increased to 55.90 percent in 2004, compared to 53.64 percent in 2003 and 50.59 percent in 2002. The efficiency ratio increased in 2004 and 2003 primarily due to the decline in net revenues from 2003 and 2002 levels.

Income Taxes

The provision for income taxes was $353 million in 2004, compared to $292 million in 2003 and $281 million in 2002. The effective tax rate, computed by dividing the provision for income taxes by income before income taxes, was 31.8 percent in 2004, 30.7 percent in 2003 and 31.8 percent in 2002. The effective tax rate increase in 2004 from 2003 levels resulted, in part, from foreign tax credits recognized in 2003 and a decrease in non-taxable revenue on bank-owned life insurance policies. The effective tax rate decline in 2003 from 2002 levels resulted, in part, from foreign tax credits recognized in 2003. The Corporation's $239 million deferred income tax liability at December 31, 2004 was net of a deferred tax asset of $402 million, which the Corporation's management believes will be realized in future periods. Management based this conclusion on the expectation that taxable income in future years will equal or exceed taxable income in 2004, both in the aggregate and in those state(s) where the incidence of taxable income is necessary to assure realization of deferred tax assets. In the event that the future taxable income does not occur in the manner anticipated, other initiatives could be undertaken to preclude the need to recognize a valuation allowance against the deferred tax asset.

STRATEGIC LINES OF BUSINESS

The Corporation's operations are strategically aligned into three major lines of business: the Business Bank, Small Business and Personal Financial Services, and Wealth and Institutional Management. These lines of business are differentiated based upon the products and services provided. In addition to the three major lines of business, the Finance Division is also reported as a segment. The Other category includes items not directly associated with these lines of business or the Finance Division. Note 24 to the consolidated financial statements on page 104 describes the business activities of each line of business and the methodologies, which form the basis for these results, and presents financial results of these businesses for the years ended December 31, 2004, 2003 and 2002.

The following table presents net income (loss) by line of business.

	Years Ended December 31					
	2004		2003		2002	
	(dollar amounts in millions)					
Business Bank	$ 688	73%	$ 606	72%	$511	71%
Small Business and Personal Financial Services	175	19	178	21	200	28
Wealth and Institutional Management	76	8	57	7	9	1
	939	100%	841	100%	720	100%
Finance	(158)		(139)		(33)	
Other	(24)		(41)		(86)	
Total	$ 757		$ 661		$601	

The Business Bank's net income increased $82 million, or 14 percent, to $688 million in 2004, compared to an increase of $95 million, or 19 percent, to $606 million in 2003. Contributing to the 2004 increase was a significant decrease in the provision for loan losses, partially offset by a significant decline in net interest income. Net interest income declined $160 million, or 11 percent, in 2004 primarily due to a $2.0 billion, or six percent, decline in average loans and lower funding credits received on deposits and equity. The provision for loan losses declined $253 million in 2004, primarily the result of improving credit quality trends as discussed in the "Provision and Allowance for Loan Losses" section of this financial review on page 29. An increase in noninterest income of $10 million in 2004 was primarily due to a $21 million increase in income distributions (net of write-downs) from unconsolidated venture capital and private equity investments and a $7 million gain on the sale of the Corporation's merchant card processing business, partially offset by an $8 million decrease in net securities gains, a $5 million decrease in commercial lending fees and a $4 million decrease in service charges on deposit accounts. A decrease in noninterest expenses of $21 million in 2004 was primarily due to a $13 million decline in salaries and employee benefits expense and a $4 million decrease in the provision for credit losses on lending-related commitments.

Small Business and Personal Financial Services's net income decreased $3 million, or two percent, to $175 million in 2004, compared to a decrease of $22 million, or 11 percent, to $178 million in 2003. The decrease in net income in 2004 was from a decline in net interest income partially offset by a decline in the provision for loan losses. Net interest income declined $35 million, or six percent, in 2004 primarily due to lower funding credits received on deposits and equity. The provision for loan losses declined $20 million in 2004, primarily the result of improving credit quality trends. The decline in noninterest income in 2004 was primarily the result of lower mortgage fees and the decline in noninterest expenses in 2004 was, in part, due to a $7 million decrease in mortgage and check processing expenses and a $4 million decrease in the provision for credit losses on lending related commitments.

Wealth and Institutional Management's net income increased $19 million, or 33 percent, to $76 million in 2004, compared to net income of $57 million in 2003, and $9 million in 2002. The increase in net income in 2004 was principally due to a decrease in the provision for loan losses and an increase in noninterest income. Net interest income was flat in 2004, in spite of a nine percent increase in loans due to lower funding credits. The provision for loan losses declined $22 million in 2004, primarily the result of improving credit quality trends. A $12 million increase in noninterest income in 2004 was primarily due to increases in fiduciary income and investment advisory fees.

The net loss in the Finance Division was $158 million in 2004, $139 million in 2003, and $33 million in 2002. The larger loss in 2004, compared to 2003, was the result of a $42 million decline in gains on the sales of securities and a lower effective tax benefit, partially offset by a $67 million increase in net interest income, resulting primarily from lower funding credits paid to deposit related businesses on indeterminate life deposits.

The net loss for the Other category was $24 million in 2004, compared to a net loss of $41 million in 2003 and $86 million in 2002. The lower net loss in 2004 was primarily due to an $18 million decline in the loan loss provision not assigned to the other segments.

Market Segments

The Corporation's management accounting system also produces market segment results for the Corporation's four primary geographic regions: Midwest and Other Markets, Western, Texas, and Florida. Note 24 to the consolidated financial statements on page 104 presents financial results of these market segments for the years ended December 31, 2004, 2003 and 2002.

The following table presents net income (loss) by market segment.

	Years Ended December 31					
	2004		2003		2002	
	(dollar amounts in millions)					
Midwest and Other Markets	$ 536	57%	$ 447	53%	$ 326	46%
Western	295	31	291	35	290	40
Texas	91	10	92	11	88	12
Florida	17	2	11	1	16	2
	939	100%	841	100%	720	100%
Finance and Other Businesses	(182)		(180)		(119)	
Total	$ 757		$ 661		$ 601	

Midwest and Other Markets' net income increased $89 million, or 20 percent, to $536 million in 2004, compared to an increase of $121 million, or 37 percent, in 2003. Contributing to the increase in 2004 was a significant decline in the provision for loan losses, partially offset by a significant decline in net interest income. Net interest income declined $108 million in 2004 due to a $1.6 billion, or seven percent, decline in average loans and lower funding credits received on deposits and equity. The provision for loan losses declined $220 million in 2004, primarily the result of improving credit quality trends as discussed in the "Provision and Allowance for Loan Losses" section of this financial review on page 29. An increase in noninterest income of $12 million in 2004 was primarily due to a $21 million increase in income distributions (net of write-downs) from unconsolidated venture capital and private equity investments, partially offset by a $10 million decrease in net securities gains. A decrease in noninterest expenses of $8 million in 2004 was primarily due to a $10 million decline in the provision for credit losses on lending-related commitments.

The Western Region's net income increased $4 million, or one percent, to $295 million in 2004, compared to an increase of $1 million to $291 million in 2003. Contributing to the Western Region's modest income growth in 2004 was a decline in the provision for loan losses, partially offset by a decline in net interest income. Net interest income declined $70 million in 2004, primarily due to lower funding credits paid on deposits and equity. The provision for loan losses declined $59 million in 2004, primarily the result of improving credit quality trends. Noninterest expenses decreased $19 million in 2004, which included a $9 million decline in salaries and related employee benefits expense and a $2 million decrease in customer services expense.

The Texas Region's net income decreased $1 million, or one percent, to $91 million in 2004, compared to an increase of $4 million, or five percent, to $92 million in 2003. The decrease in net income in 2004 was due to a decrease in net interest income, partially offset by a decrease in the provision for loan losses. Net interest income declined $19 million in 2004, resulting from a decline in funding credits paid on deposits and equity and a $324 million, or eight percent, decline in average deposits. The provision for loan losses decreased $13 million in 2004, primarily the result of improving credit quality trends.

The Florida Region's net income increased $6 million, or 55 percent, to $17 million in 2004, compared to a decrease of $5 million to $11 million in 2003. Contributing to the Florida Region's increase in net income in 2004 was a $3 million increase in net interest income, primarily due to an increase in average loan and deposit balances, and a $2 million decline in noninterest expenses, primarily due to insurance proceeds related to a legal settlement.

The net loss for the Finance and Other Businesses segment was $182 million in 2004, $180 million in 2003, and $119 million in 2002. The larger loss in 2004 was primarily the result of a $42 million decline in net securities gains and a lower effective tax benefit, offset by a $78 million increase in net interest income, resulting primarily from lower funding credits paid to deposit related businesses on indeterminate life deposits, and an $18 million decline in the loan loss provision not assigned to the other segments.

BALANCE SHEET AND CAPITAL FUNDS ANALYSIS

Total assets were $51.8 billion at December 31, 2004, a decrease of $826 million from $52.6 billion at December 31, 2003. On an average basis, total assets decreased to $50.9 billion in 2004 from $53.0 billion in 2003, a decrease of $2.1 billion. The Corporation also experienced a $1.4 billion decline in average deposits and a $534 million decline in average medium- and long-term debt in 2004, when compared to 2003.

TABLE 6: ANALYSIS OF INVESTMENT SECURITIES AND LOANS

	December 31,				
	2004	2003	2002	2001	2000
			(in millions)		
Investment securities available-for-sale:					
U.S. Treasury and other Government agency securities	$ 3,756	$ 4,309	$ 2,748	$ 3,920	$ 3,135
State and municipal securities	7	11	23	32	46
Other securities	180	169	282	339	710
Total investment securities available-for-sale	$ 3,943	$ 4,489	$ 3,053	$ 4,291	$ 3,891
Commercial loans	$22,039	$21,579	$23,961	$24,069	$25,062
Real estate construction loans:					
Real estate construction business line	2,461	2,754	2,900	2,824	n/a
Other	592	643	557	434	n/a
Total real estate construction loans	3,053	3,397	3,457	3,258	2,915
Commercial mortgage loans:					
Commercial real estate business line	1,556	1,655	1,626	1,421	n/a
Other	6,680	6,223	5,568	4,846	n/a
Total commercial mortgage loans	8,236	7,878	7,194	6,267	5,361
Residential mortgage loans	1,294	1,228	1,143	1,110	1,088
Consumer loans	2,751	2,610	2,465	2,260	2,144
Lease financing	1,265	1,301	1,296	1,217	1,029
International loans:					
Government and official institutions	3	6	9	9	2
Banks and other financial institutions	11	45	199	427	402
Commercial and industrial	2,191	2,258	2,557	2,579	2,167
Total international loans	2,205	2,309	2,765	3,015	2,571
Total loans	$40,843	$40,302	$42,281	$41,196	$40,170

n/a — not available

TABLE 7: LOAN MATURITIES AND INTEREST RATE SENSITIVITY

	December 31, 2004			
	Loans Maturing			
	Within One Year*	After One But Within Five Years	After Five Years	Total
		(in millions)		
Commercial loans	$16,907	$4,177	$ 955	$22,039
Real estate construction loans	2,087	793	173	3,053
Commercial mortgage loans	2,665	4,182	1,389	8,236
International loans	1,860	337	8	2,205
Total	$23,519	$9,489	$2,525	$35,533
Sensitivity of Loans to Changes in Interest Rates:				
Predetermined (fixed) interest rates		$3,585	$2,059	
Floating interest rates		5,904	466	
Total		$9,489	$2,525	

* Includes demand loans, loans having no stated repayment schedule or maturity and overdrafts

Earning Assets

Total earning assets were $48.0 billion at December 31, 2004, a decrease of $788 million from $48.8 billion at December 31, 2003. The Corporation's average earning assets balances are reflected in Table 2 on page 25. On an average basis, total earning assets were $47.0 billion in 2004, compared to $48.8 billion in 2003. Total loans were $40.8 billion at December 31, 2004, an increase of $541 million from $40.3 billion at December 31, 2003. However, total loans, on an average basis, decreased four percent to $40.7 billion in 2004, from $42.4 billion in 2003. Although certain business loan categories continued to show growth in 2004, weak loan demand and management's strategy to reduce large corporate non-relationship loans resulted in a decline in total loans, on an average basis. The Corporation experienced growth, on an average basis, in the Private Banking (9 percent) and National Dealer Services (6 percent) loan portfolios, from 2003 to 2004. Average loans in the Global Corporate Banking portfolio, which includes Large Corporate and Global Finance, declined 21 percent over the same period as a result of maturing non-relationship loans that were not renewed. Average loans in the Commercial Real Estate loan portfolio also decreased 10 percent in 2004.

Management currently expects average loan growth in the low to mid-single digit range for 2005, when compared to 2004, with average earning assets virtually unchanged. In addition, management anticipates the mix of earning assets will change as the excess liquidity will be used to fund loan growth, thus resulting in a decline in short-term investments.

Short-term investments include interest-bearing deposits with banks, federal funds sold, securities purchased under agreements to resell, trading securities and loans held-for-sale. These investments provide a range of maturities under one year to manage short-term investment requirements of the Corporation. Interest-bearing deposits with banks are investments with banks in developed countries or foreign banks' international banking facilities located in the United States. Average short-term investments remained flat at $1.9 billion during 2004, compared to 2003. Federal funds sold offer supplemental earning opportunities and serve correspondent banks. Loans held-for-sale typically represent residential mortgage loans and Small Business Administration loans that have been originated and which management decided to sell.

TABLE 8: ANALYSIS OF INVESTMENT SECURITIES PORTFOLIO-Fully Taxable Equivalent

	December 31, 2004										
	Maturity*										
	Within 1 Year		1 - 5 Years		5 - 10 Years		After 10 Years		Total		Weighted Average Maturity
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Yrs./Mos.
	(dollar amounts in millions)										
Available-for-sale											
U.S. Treasury and other Government agency securities	$773	3.13%	$ 92	3.93%	$1,013	3.56%	$1,878	3.70%	$3,756	3.55%	8/4
State and municipal securities	3	5.79	2	5.24	2	6.41	—	—	7	5.75	2/11
Other securities											
Other bonds, notes and debentures	92	4.62	9	6.65	—	—	—	—	101	4.80	0/10
Other investments**	—	—	—	—	—	—	79	—	79	—	—
Total investment securities available-for-sale	$868	3.30%	$103	4.21%	$1,015	3.57%	$1,957	3.70%	$3,943	3.59%	8/2

* Based on final contractual maturity.

** Balances are excluded from the calculation of total yield.

Investment securities available-for-sale declined $546 million to $3.9 billion at December 31, 2004 from $4.5 billion at December 31, 2003. Average investment securities available-for-sale declined to $4.3 billion in 2004, compared to $4.5 billion in 2003. Average U.S. Government and agency securities decreased $167 million to $4.1 billion at December 31, 2004, while average state and municipal securities decreased $7 million to $9 million in 2004. Decreases in U.S. Government and agency securities resulted from interest rate risk and balance sheet management decisions while the tax-exempt portfolio of state and municipal securities continued to decrease as reduced tax advantages for these types of securities discouraged additional investment. Average other securities decreased $34 million to $204 million in 2004. Other securities at December 31, 2004 consisted primarily of collateralized mortgage obligations (CMO's), Brady bonds and Eurobonds.

Average commercial real estate loans, consisting of real estate construction and commercial mortgage loans, increased $194 million, or two percent, from $11.1 billion in 2003 to $11.3 billion in 2004. Average loans to borrowers not primarily engaged in the business of commercial real estate represented $7.0 billion, or 62 percent, of the 2004 $11.3 billion average commercial real estate loans, as compared to $6.5 billion, or 59 percent, of the 2003 $11.1 billion average commercial real estate loans.

Average residential mortgage loans increased $45 million, or four percent, from 2003, due to management's decision to retain mortgages originated for certain relationship customers.

TABLE 9: INTERNATIONAL CROSS-BORDER OUTSTANDINGS

(year-end outstandings exceeding 1% of total assets)

	December 31			
	Government and Official Institutions	Banks and Other Financial Institutions	Commercial and Industrial	Total
	(in millions)			
Mexico				
2004	**$ 4**	**$—**	**$ 937**	**$ 941**
2003	12	3	1,106	1,121
2002	15	7	1,168	1,190

Active risk management practices minimize risk inherent in international lending arrangements. These practices include structuring bilateral agreements or participating in bank facilities, which secure repayment from sources external to the borrower's country. Accordingly, such international outstandings are excluded from the cross-border risk of that country. Mexico had cross-border outstandings of $941 million, or 1.82 percent of total assets at December 31, 2004 and was the only country with outstandings exceeding 1.00 percent of total assets at December 31, 2004. The United Kingdom had cross-border outstandings of $410 million, or 0.79 percent of total assets at December 31, 2004 and was the only country with cross-border outstandings between 0.75 and 1.00 percent of total assets at year-end 2004. Additional information on the Corporation's international cross-border risk in countries where the Corporation's outstandings exceeded 1.00 percent of total assets at the end of one or more of the three years in the period ended December 31, 2004 is provided in Table 9 above.

Deposits And Borrowed Funds

Average deposits were $40.1 billion during 2004, a decrease of $1.4 billion, or three percent, from 2003. Average noninterest-bearing deposits grew $212 million, or two percent, from 2003. Noninterest-bearing deposits include title and escrow deposits in the Corporation's Financial Services Group, which benefit from high home mortgage financing and refinancing activity and some of which are not expected to be long-lived. Future events, such as an increase in interest rates from current levels, could cause a decline in home mortgage financing and refinancing activity, which may result in lower levels of these deposits. Average interest-bearing transaction, savings and money market deposits increased two percent during 2004, to $19.4 billion. Average certificates of deposit decreased $2.1 billion in 2004, or 26 percent, from 2003. This decrease was primarily from certificates of deposit issued in denominations in excess of $100,000 through brokers or to institutional investors ("institutional CD's"), which matured and were not replaced. Excess funds, caused by a decline in average loans in 2004 and increases in other deposit categories contributed to the reduced level of institutional CD's.

Average short-term borrowings decreased $275 million, or 50 percent, as a decline in average loans reduced the need for these funding sources. Short-term borrowings include federal funds purchased, securities sold under agreements to repurchase, commercial paper and treasury tax and loan notes.

The Corporation uses medium-term debt (both domestic and European) and long-term debt to provide funding to support earning assets while providing liquidity which mirrors the estimated duration of deposits. Long-term subordinated notes further help maintain the Corporation's and subsidiary banks' total capital ratios at a level that qualifies for the lowest FDIC risk-based insurance premium. Medium- and long-term debt decreased on an average basis by $534 million as a decline in average loans reduced the need for these funding sources. Further information on medium- and long-term debt is provided in Note 11 to the consolidated financial statements on page 78.

Capital

Common shareholders' equity was $5.1 billion at both December 31, 2004 and December 31, 2003. The following table presents a summary of changes in common shareholders' equity in 2004:

	(in millions)
Balance at January 1, 2004	$5,110
Retention of retained earnings (net income less cash dividends declared)	401
Recognition of stock-based compensation expense	35
Net issuance of common stock under employee stock plans	72
Change in accumulated other comprehensive income (loss)*	(143)
Repurchase of approximately 6.5 million common shares	(370)
Balance at December 31, 2004	$5,105

* Includes a decrease in accumulated net gains on cash flow hedges ($130 million) and an increase in net unrealized losses on investment securities available-for-sale ($11 million), due to changes in the interest rate environment.

Further information on the change in other comprehensive income (loss) is provided in Note 13 to the consolidated financial statements on page 81.

The Corporation declared common dividends totaling $356 million, or $2.08 per share, on net income applicable to common stock of $757 million. The dividend payout ratio calculated on a per share basis, was 48 percent in 2004 versus 53 percent in 2003 and 56 percent in 2002.

When capital exceeds necessary levels, the Corporation's common stock can be repurchased as a way to return excess capital to shareholders. Repurchasing common stock offers a flexible way to control capital levels by adjusting the capital deployed in reaction to core balance sheet growth. On December 1, 2003, the Corporation announced it would resume its share repurchase program under an existing authorization. In March 2004, the Board of Directors of the Corporation authorized the additional purchase of up to 10 million shares of Comerica Incorporated outstanding common stock in the open market. In addition to limits that result from the Board authorization, the share repurchase program is constrained by holding company liquidity, internal targets for total return to shareholders and capital levels relative to internal targets and regulatory minimums. The Corporation repurchased 6.5 million shares in the open market in 2004 for $370 million compared to 0.5 million in 2003 for $27 million. Comerica Incorporated common stock available for repurchase under Board authority totaled 8.2 million shares at December 31, 2004. Refer to Note 12 to the consolidated financial statements on page 80 for additional information on the Corporation's share repurchase program.

At December 31, 2004, the Corporation and its banking subsidiaries exceeded the capital ratios required for an institution to be considered "well capitalized" by the standards developed under the Federal Deposit

Insurance Corporation Improvement Act of 1991. Refer to Note 19 to the consolidated financial statements on page 92 for the capital ratios.

RISK MANAGEMENT

The Corporation assumes various types of risk in the normal course of business. Management classifies the risk exposures into five areas: (1) credit, (2) market and liquidity, (3) operational, (4) compliance and (5) business risks; and employs, or is in the process of employing, various risk management processes to identify, measure, monitor and control these risks, as described below.

In 2002, the Corporation launched a multi-year program to enhance the Corporation's risk management capabilities. As part of this program, the Corporation is introducing additional processes, tools and systems designed to provide management with deeper insight into the Corporation's risks, enhance the Corporation's ability to control risks, and ensure that appropriate compensation is received for risks taken. As part of the overall risk governance process, the Corporation established an Enterprise-Wide Risk Management Committee made up of various risk managers throughout the Corporation that is responsible for managing the Corporation's aggregated risk position. In order to facilitate this effort, a Risk Management Office was established that is responsible for measuring and monitoring the aggregated risk pool. In addition, the Risk Management Office, in concert with the Corporate Audit Department, is expected to have responsibility for providing an independent testing and validation process for the various risk measurements. While specialists in the risk management areas of credit, market and liquidity, operational, compliance and business will continue to manage individual risks, the Risk Management Office will provide the Enterprise-Wide Risk Management Committee, management and the Board with an independent view of the Corporation's aggregated risk position.

Management completed its assessment of the internal controls over financial reporting as of December 31, 2004 and issued its assessment (see page 114).

Credit Risk

Credit risk represents the risk of loss due to failure of a customer or counterparty to meet its financial obligations in accordance with contractual terms. The Corporation manages credit risk through underwriting, periodically reviewing, and approving its credit exposures using Board committee approved credit policies and guidelines. Additionally, the Corporation manages credit risk through loan sales and loan portfolio diversification, limiting exposure to any single industry, customer or guarantor, and selling participations and/or syndicating credit exposures above those levels it deems prudent to third parties.

During 2004, the Corporation continued its focus on the credit components of the previously announced enterprise-wide risk management program. The new risk rating system designed in 2003 was successfully implemented across all lines of business. The evaluation of the Corporation's loan portfolio with these tools is anticipated to provide improved measurement of the potential risks within the loan portfolio. Other enhancements in portfolio analytics were made in 2004, building a foundation upon which the trend analysis of the new ratings will be added. Further progress was made in the credit technology investment program, establishing data collection mechanisms for further enhancement of risk metrics.

TABLE 10: SUMMARY OF NONPERFORMING ASSETS AND PAST DUE LOANS

	December 31				
	2004	2003	2002	2001	2000
	(dollar amounts in millions)				
NONPERFORMING ASSETS					
Nonaccrual loans:					
Commercial	$161	$295	$368	$466	$232
Real estate construction:					
Real estate construction business line	31	21	17	8	5
Other	3	3	2	2	—
Total real estate construction	34	24	19	10	5
Commercial mortgage:					
Commercial real estate business line	6	3	8	1	—
Other	58	84	45	17	17
Total commercial mortgage	64	87	53	18	17
Residential mortgage	1	2	1	—	—
Consumer	1	7	5	6	4
Lease financing	15	24	5	8	4
International	36	68	114	109	69
Total nonaccrual loans	312	507	565	617	331
Reduced-rate loans	—	—	—	—	2
Total nonperforming loans	312	507	565	617	333
Other real estate	27	30	10	10	6
Nonaccrual debt securities	—	1	4	—	—
Total nonperforming assets	$339	$538	$579	$627	$339
Nonperforming loans as a percentage of total loans	0.76%	1.26%	1.34%	1.50%	0.83%
Nonperforming assets as a percentage of total loans, other real estate and nonaccrual debt securities	0.83	1.33	1.37	1.52	0.84
Allowance for loan losses as a percentage of total nonperforming assets	198	149	136	102	172
Loans past due 90 days or more and still accruing	$ 15	$ 32	$ 43	$ 44	$ 36

Nonperforming Assets

Nonperforming assets include loans and loans held-for-sale on nonaccrual status, loans which have been renegotiated to less than market rates due to a serious weakening of the borrower's financial condition, real estate which has been acquired primarily through foreclosure and is awaiting disposition (Other Real Estate or ORE) and debt securities on nonaccrual status.

Consumer loans, except for certain large personal purpose consumer and residential mortgage loans, are charged-off no later than 180 days past due, and earlier, if deemed uncollectible. Loans, other than consumer loans, and debt securities are generally placed on nonaccrual status when management determines that principal or interest may not be fully collectible, but no later than 90 days past due on principal or interest, unless the loan or debt security is fully collateralized and in the process of collection. Loan amounts in excess of probable future cash collections are charged-off to an amount that management ultimately expects to collect. Interest previously accrued but not collected on nonaccrual loans is charged against current income at the time the loan is placed on nonaccrual. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Loans that have been restructured to yield a rate that was equal to or greater than the rate charged for new loans with comparable risk and have met the requirements for a return to accrual status are not included in nonperforming assets. However, such loans may be required to be evaluated for impairment. Refer to Note 3 of the consolidated financial statements on page 73 for a further discussion of impaired loans.

Nonperforming assets decreased $199 million, or 37 percent, to $339 million at December 31, 2004 from $538 million at December 31, 2003. As shown in Table 10 above, nonaccrual loans decreased $195 million, or 38 percent, to $312 million at December 31, 2004, from $507 million at December 31, 2003. ORE decreased $3 million to $27 million at December 31, 2004 from $30 million at December 31, 2003. There were nominal nonaccrual debt securities at December 31, 2004 compared to $1 million at December 31, 2003. The $195 million reduction in nonaccrual loans at December 31, 2004 from year-end 2003 levels resulted primarily from a $134 million decline in nonaccrual commercial loans, a $32 million decline in nonaccrual international loans and a $23 million decline in nonaccrual commercial mortgage loans. An analysis on nonaccrual loans at December 31, 2004, based on the Standard Industrial Classification (SIC) code, is presented on page 45. Loans past due 90 days or more and still on accrual status decreased $17 million to $15 million at December 31, 2004, from $32 million at December 31, 2003. Nonperforming assets as a percentage of total loans, other real estate and nonaccrual debt securities was 0.83 percent and 1.33 percent at December 31, 2004 and 2003, respectively.

The following table presents a summary of changes in nonaccrual loans.

	2004	2003
	(in millions)	
Balance at January 1	$ 507	$ 565
Loans transferred to nonaccrual (1)	332	660
Nonaccrual business loan gross charge-offs (2)	(248)	(396)
Loans transferred to accrual status (1)	(7)	(15)
Nonaccrual business loans sold (3)	(96)	(144)
Payments/Other (4)	(176)	(163)
Balance at December 31	$ 312	$ 507

(1) Based on an analysis of nonaccrual loans with book balances greater than $2 million.

(2) Analysis of gross loan charge-offs:

	2004	2003
Nonaccrual business loans	$ 248	$ 396
Performing watch list loans (as defined below)	5	1
Consumer and residential mortgage loans	15	11
Total gross loan charge-offs	—	—
	$ 268	$ 408

(3) Analysis of loans sold:

	2004	2003
Nonaccrual business loans	$ 96	$ 144
Performing watch list loans (as defined below) sold	69	15
Total loans sold	$ 165	$ 159

(4) Net change related to nonaccrual loans with balances less than $2 million, other than business loan gross charge-offs and nonaccrual loans sold, are included in Payments/Other.

Loans with balances greater than $2 million transferred to nonaccrual status decreased $328 million, or 50 percent, to $332 million in 2004, compared with $660 million in 2003. There were 8 loans greater than $10 million transferred to nonaccrual in 2004. These loans totaled $130 million and were to companies in the automotive ($58 million), services ($21 million), transportation (shipping) ($20 million), technology-related ($16 million), and contractor ($15 million) sectors.

The Corporation sold $96 million of nonaccrual business loans in 2004. These loans were to customers in the services ($27 million), utilities ($15 million), non-automotive manufacturing ($12 million), transportation

($8 million), wholesale trade ($8 million), automotive ($7 million), contractor ($7 million) and other ($12 million) sectors.

The following table presents a summary of total internally classified nonaccrual and watch list loans (generally consistent with regulatory defined special mention, substandard and doubtful loans) at December 31, 2004. Consistent with the decrease in nonaccrual loans from December 31, 2003 to December 31, 2004, total combined nonaccrual and watch list loans declined both in dollars and as a percentage of the total loan portfolio.

	December 31	
	2004	2003
	(dollar amounts in millions)	
Total nonaccrual and watch list loans	$2,245	$3,284
As a percentage of total loans	5.5%	8.2%

The following table presents a summary of nonaccrual loans at December 31, 2004 and loans transferred to nonaccrual and net charge-offs during the year ended December 31, 2004, based on the SIC code.

	December 31, 2004		Year Ended December 31, 2004			
SIC Category	Nonaccrual Loans		Loans Transferred to Nonaccrual		Net Charge-Offs	
	(dollar amounts in millions)					
Automotive	$ 81	26%	$ 86	26%	$ 33	17%
Real estate	54	17	20	6	8	4
Services	34	11	31	9	26	13
Non-automotive manufacturing	34	11	45	14	16	9
Retail trade	16	5	5	1	18	9
Air transportation	15	5	7	2	12	6
Wholesale trade	14	5	18	6	19	10
Transportation	12	4	33	10	4	2
Contractors	11	3	40	12	27	14
Entertainment	10	3	3	1	3	1
Technology-related	7	2	23	7	23	12
Other	24	8	21	6	5	3
Total	$312	100%	$332	100%	$194	100%

* Based on an analysis of nonaccrual loans with book balances greater than $2 million.

Shared National Credit Program (SNC) loans comprised approximately 11 percent and 20 percent of total nonaccrual loans at December 31, 2004 and 2003, respectively. SNC loans are facilities greater than $20 million shared by three or more federally supervised financial institutions which are reviewed by regulatory authorities at the agent bank level. These loans comprised approximately 15 percent and 14 percent of total loans at December 31, 2004 and 2003, respectively. SNC loans comprised approximately 19 percent of 2004 total net charge-offs.

The following nonaccrual loans table indicates the percentage of nonaccrual loan value to original contract value, which exhibits the degree to which loans reported as nonaccrual have been partially charged-off.

Nonaccrual Loans

	December 31	
	2004	2003
	(dollar amounts in millions)	
Carrying value	$312	$507
Contractual value	578	874
Carrying value as a percentage of contractual value	54%	58%

Key credit quality measures, including nonaccrual and watch list loans as a percentage of total loans, new loans transferred to nonaccrual and net charge-offs, improved in 2004. Management expects stable credit quality in 2005 and full-year 2005 average net charge-offs as a percentage of average loans to be approximately 35-40 basis points.

Concentration of Credit

Loans to borrowers involved with the automotive industry represented the largest significant industry concentration at December 31, 2004 and 2003. These loans totaled $6.6 billion, or 16 percent, of total loans at December 31, 2004 and December 31, 2003. Included in these totals are automotive dealer loans of $4.2 billion and $4.3 billion at December 31, 2004 and 2003, respectively, of which $2.6 billion and $2.7 billion at December 31, 2004 and 2003, respectively, were floor plan loans. All other industry concentrations individually represented less than 10 percent of total loans at year-end 2004.

Nonperforming assets to borrowers involved with the automotive industry comprised approximately 25 percent of total nonperforming assets at December 31, 2004. The largest automotive industry loan on nonaccrual status at December 31, 2004, was $19 million. Total automotive industry-related net charge-offs were approximately $33 million in 2004. The largest automotive industry-related charge-off during 2004 was $7 million.

Commercial Real Estate Lending

The Corporation takes measures to limit risk inherent in its commercial real estate lending activities. These measures include limiting exposure to those borrowers directly involved in the commercial real estate markets and adherence to policies requiring conservative loan-to-value ratios for such loans. Commercial real estate loans, consisting of real estate construction and commercial mortgage loans, totaled $11.3 billion at December 31, 2004, of which $7.3 billion, or 64 percent, involved borrowers not primarily engaged in the business of commercial real estate and where the sources of repayment are not dependent on the performance of the real estate market.

The real estate construction loan portfolio contains loans primarily made to long-time customers with satisfactory completion experience. The portfolio totaled $3.1 billion and had approximately 1,582 loans, of which 57 percent had balances less than $1 million at December 31, 2004. The largest real estate construction loan had a balance of approximately $39 million at December 31, 2004. The commercial mortgage loan portfolio totaled $8.2 billion at December 31, 2004. The portfolio had approximately 8,611 loans, of which 77 percent had balances of less than $1 million, at December 31, 2004. The largest commercial mortgage loan had a balance of approximately $56 million at December 31, 2004.

The geographic distribution of real estate construction and commercial mortgage loan borrowers is an important factor in diversifying credit risk. The following table indicates, by location of lending office, the diversification of the Corporation's real estate construction and commercial mortgage loan portfolio.

Geographic Distribution of Borrowers (by location of lending office)

	December 31, 2004			
	Real Estate Construction		Commercial Mortgage	
	Amount	%	Amount	%
	(dollar amounts in millions)			
Michigan	$1,279	42%	$4,871	59%
California	1,078	35	1,604	20
Texas	484	16	760	9
Florida	127	4	251	3
Other	85	3	750	9
Total	$3,053	100%	$8,236	100%

Market Risk

Market risk represents the risk of loss due to adverse movements in market rates or prices, which include interest rates, foreign exchange rates, and equity prices; the failure to meet financial obligations coming due because of an inability to liquidate assets or obtain adequate funding; and the inability to easily unwind or offset specific exposures without significantly lowering prices because of inadequate market depth or market disruptions.

Interest Rate Risk

Net interest income is the predominant source of revenue for the Corporation. Interest rate risk arises primarily through the Corporation's core business activities of extending loans and accepting deposits. The Corporation actively manages its material exposure to interest rate risk. The principal objective of interest rate risk management is to maximize net interest income while operating within acceptable limits established for interest rate risk and maintaining adequate levels of funding and liquidity. The Corporation utilizes various types of financial instruments to manage the extent to which net interest income may be affected by fluctuations in interest rates. The Risk Asset Quality Review Committee of the Corporation's Board of Directors and the Corporation's Asset and Liability Policy Committee (ALPC) establish and monitor compliance with the policies and risk limits pertaining to interest rate risk management activities. The ALPC meets regularly to discuss and review interest rate risk management strategies and is comprised of executive and senior management from various areas of the Corporation, including finance, lending, investments, deposit gathering and risk management.

Interest Rate Sensitivity

Interest rate risk arises in the normal course of business due to differences in the repricing and maturity characteristics of assets and liabilities. Since no single measurement system satisfies all management objectives, a combination of techniques is used to manage interest rate risk, including simulation analysis, economic value of equity and asset and liability repricing schedules. The ALPC regularly reviews the results of these interest rate risk measurements.

The Corporation frequently evaluates net interest income under various balance sheet and interest rate scenarios, using simulation analysis as its principal risk management technique. The results of these analyses provide the information needed to assess the balance sheet structure. Changes in economic activity, different from those management included in its simulation analyses, whether domestically or internationally, could translate into a materially different interest rate environment than currently expected. Management evaluates "base" net interest income under what is believed to be the most likely balance sheet structure and interest rate environment. This "base" net interest income is then evaluated against interest rate scenarios that increase and decrease 200 basis points (but no lower than zero percent) from the most likely rate environment. In addition, adjustments to asset prepayment levels, yield curves, and overall balance sheet mix and growth assumptions are made to be consistent with each interest rate environment. For purposes of this analysis, the rise or decline in short-term interest rates occurs ratably over four months. These assumptions are inherently uncertain and, as a result, the model cannot precisely predict the impact of higher or lower interest rates on net interest income. Actual results may differ from simulated results due to timing, magnitude and frequency of interest rate changes and changes in market conditions and management strategies, among other factors. Derivative financial instruments entered into for risk management purposes are included in these analyses. The measurement of risk exposure, at year-end 2004, for a decline in short-term interest rates by 200 basis points identified approximately $74 million, or four percent, of forecasted net interest income at risk during 2005. If short-term interest rates rise 200 basis points, forecasted net interest income would be enhanced during 2005 by approximately $99 million, or five percent. Corresponding measures of risk exposure for year-end 2003 were approximately $41 million, or two percent, of net interest income at risk for a decline in short-term rates to zero percent and an approximately $82 million enhancement, or four percent, of net interest income for a 200 basis point rise in rates. Corporate policy limits adverse change to no more than five percent of management's most likely net interest income forecast and the Corporation is operating within this policy guideline. Management anticipates balance sheet dynamics in 2005 to continue to create net interest income movement with changes in interest rates, and will analyze both on- and off-balance sheet alternatives to achieve the desired interest rate risk profile for the Corporation.

In addition to the simulation analysis, an economic value of equity analysis and a traditional interest sensitivity gap analysis are performed as alternative measures of interest rate risk exposure. The economic value of equity analysis begins with an estimate of the mark-to-market valuation of the Corporation's balance sheet and then applies the estimated market value impact of rate movements upon the assets and liabilities. The economic value of equity is then calculated as the residual necessary to re-balance the resulting assets and liabilities. The market value change in the economic value of equity is then compared to the corporate policy guideline limiting such change to 10 percent of book equity as a result of a non-parallel 200-basis point increase or decrease in short-term rates. The Corporation is operating within this policy parameter.

The traditional interest sensitivity gap analysis provides a rudimentary directional outlook on the impact of changes in interest rates. Management recognizes the limited ability of a traditional gap schedule to accurately portray interest rate risk and therefore uses the results as a directional and corroborative tool. Interest rate sensitivity is measured as a percentage of earning assets. The operating range for interest rate sensitivity, on an elasticity-adjusted basis, is between an asset sensitive position of 10 percent of earning assets and a liability sensitive position of 10 percent of earning assets. The Corporation is operating within this policy parameter.

The Corporation utilizes investment securities and derivative instruments, predominantly interest rate swaps, as asset and liability management tools with the overall objective of mitigating the adverse impact to net interest income from changes in interest rates. These swaps primarily modify the interest rate characteristics of certain assets and liabilities (e.g., from a floating rate to a fixed rate, from a fixed rate to a floating rate, or from one floating rate index to another). This strategy assists management in achieving interest rate risk management objectives.

TABLE 11: REMAINING EXPECTED MATURITY OF RISK MANAGEMENT INTEREST RATE SWAPS

	2005	2006	2007	2008	2009	2010-2026	Dec. 31, 2004 Total	Dec. 31, 2003 Total
			(dollar amounts in millions)					
Variable rate asset designation:								
Generic receive fixed swaps	$3,800	$3,000	$3,000	$ —	$ —	$ —	$ 9,800	$ 8,800
Weighted average:(1)								
Receive rate	6.11%	4.01%	4.97%	—%	—%	—%	5.12%	6.17%
Pay rate	5.18	3.70	4.02	—	—	—	4.37	4.00
Fixed rate asset designation:								
Pay fixed swaps								
Generic	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 13
Amortizing	2	2	2	1	—	—	7	5
Weighted average:(2)								
Receive rate	2.54%	2.54%	2.55%	2.56%	—%	—%	2.55%	3.41%
Pay rate	3.54	3.54	3.53	3.52	—	—	3.53	4.12
Fixed rate deposit designation:								
Generic receive fixed swaps	$ 30	$ —	$ —	$ —	$ —	$ —	$ 30	$ —
Weighted average:(1)								
Receive rate	1.42%	—%	—%	—%	—%	—%	1.42%	—%
Pay rate	2.44	—	—	—	—	—	2.44	—
Medium- and long-term debt designation:								
Generic receive fixed swaps	$ 250	$ 100	$ 450	$ 350	$100	$1,000	$ 2,250	$ 2,000
Weighted average:(1)								
Receive rate	7.04%	2.95%	5.82%	6.17%	6.06%	6.18%	6.05%	6.09%
Pay rate	2.29	2.36	2.35	2.12	2.01	2.37	2.30	1.16
Total notional amount	$4,082	$3,102	$3,452	$ 351	$100	$1,000	$12,087	$10,818

(1) Variable rates paid on receive fixed swaps are based on prime and LIBOR (with various maturities) rates in effect at December 31, 2004.

(2) Variable rates received are based on three-month and six-month LIBOR or one-month and three-month Canadian Dollar Offered Rates in effect at December 31, 2004.

Risk Management Derivative Financial Instruments and Foreign Exchange Contracts

Risk Management Notional Activity

	Interest Rate Contracts	Foreign Exchange Contracts	Totals
		(in millions)	
Balance at January 1, 2003	$13,602	$ 738	$14,340
Additions	4,146	17,598	21,744
Maturities/amortizations	(6,030)	(17,897)	(23,927)
Terminations	(900)	—	(900)
Balance at December 31, 2003	$10,818	$ 439	$11,257
Additions	**4,781**	**15,136**	**19,917**
Maturities/amortizations	**(3,512)**	**(15,141)**	**(18,653)**
Balance at December 31, 2004	**$12,087**	**$ 434**	**$12,521**

The notional amount of risk management interest rate swaps totaled $12.1 billion at December 31, 2004, and $10.8 billion at December 31, 2003. The increase in notional amount of $1.3 billion was, in part, due to a $1.0 billion increase in hedged total loans from December 31, 2003 to December 31, 2004. The fair value of risk management interest rate swaps was an asset of $159 million at December 31, 2004, compared to an asset of $346 million at December 31, 2003.

For the year ended December 31, 2004, risk management interest rate swaps generated $279 million of net interest income, compared to $378 million of net interest income for the year ended December 31, 2003. The lower swap income for 2004 over 2003 was primarily due to the 2004 maturity of swaps with fixed receivable rates that were significantly higher than new swap rates available in the market.

During the second quarter of 2003, the Corporation terminated interest rate swaps with a notional amount of $900 million that were designated as cash flow hedges. Of the pretax gain that was realized on the terminated swaps, $52 million was included in other comprehensive income and is being recognized in interest income through 2006, the period during which the related hedged loans affect earnings. At December 31, 2004, $20 million of the pretax gain realized remains in other comprehensive income.

Table 11 on page 48 summarizes the expected maturity distribution of the notional amount of risk management interest rate swaps and provides the weighted average interest rates associated with amounts to be received or paid as of December 31, 2004. Swaps have been grouped by the asset and liability designation.

In addition to interest rate swaps, the Corporation employs various other types of derivatives and foreign exchange contracts to mitigate exposures to interest rate and foreign currency risks associated with specific assets and liabilities (e.g., loans or deposits denominated in foreign currencies). Such instruments include interest rate caps and floors, purchased put options, foreign exchange forward contracts and foreign exchange swap agreements. The aggregate notional amounts of these risk management derivatives and foreign exchange contracts at December 31, 2004 and 2003, were $434 million and $439 million, respectively.

Further information regarding risk management financial instruments and foreign currency exchange contracts is provided in Notes 1, 11, and 20 to the consolidated financial statements on pages 64, 78 and 93, respectively.

Customer-Initiated and Other Derivative Financial Instruments and Foreign Exchange Contracts

Customer-Initiated and Other Notional Activity

	Interest Rate Contracts	Foreign Exchange Contracts	Totals
		(in millions)	
Balance at January 1, 2003	$1,744	$ 1,771	$ 3,515
Additions	1,616	70,181	71,797
Maturities/amortizations	(689)	(70,048)	(70,737)
Terminations	(369)	—	(369)
Balance at December 31, 2003	$2,302	$ 1,904	$ 4,206
Additions	828	94,286	95,114
Maturities/amortizations	(538)	(92,869)	(93,407)
Terminations	(216)	—	(216)
Balance at December 31, 2004	$2,376	$ 3,321	$ 5,697

The Corporation writes interest rate caps and enters into foreign exchange contracts and interest rate swaps to accommodate the needs of customers requesting such services. Customer-initiated activity represented 31 percent at December 31, 2004, and 27 percent at December 31, 2003, of total derivative and foreign exchange contracts, including commitments to purchase and sell securities. Refer to Notes 1 and 20 of the consolidated financial statements on pages 64 and 93, respectively, for further information regarding customer-initiated and other derivative financial instruments and foreign exchange contracts.

Liquidity Risk and Off-Balance Sheet Arrangements

Liquidity is the ability to meet financial obligations through the maturity or sale of existing assets or the acquisition of additional funds. The Corporation has various financial obligations, including contractual obligations and commercial commitments, which require future cash payments. The following contractual obligations table summarizes the Corporation's noncancelable contractual obligations and future required minimum payments. Refer to Notes 6, 10 and 11 of the financial statements on pages 75, 77 and 78, respectively, for a further discussion of these contractual obligations.

Contractual Obligations

	December 31, 2004				
	Minimum Payments Due by Period				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
			(in millions)		
Deposits without a stated maturity*	$34,941	$34,941	$ —	$ —	$ —
Certificates of deposit and other deposits with a stated maturity*	5,995	4,871	760	285	79
Short-term borrowings*	193	193	—	—	—
Medium- and long-term debt*	4,083	285	1,605	468	1,725
Operating leases	278	53	87	64	74
Commitments to fund low income housing partnerships	91	48	40	2	1
Other long-term obligations	234	31	28	13	162
Total contractual obligations	$45,815	$40,422	$2,520	$832	$2,041

* Deposits and borrowings exclude interest

The Corporation has other commercial commitments that impact liquidity. These commitments are primarily off-balance sheet arrangements and include commitments to purchase and sell earning assets, commitments to fund private equity and venture capital investments, unused commitments to extend credit, standby letters of credit and financial guarantees, commercial letters of credit and credit default swaps. The following commercial commitments table summarizes the Corporation's commercial commitments and expected expiration dates by period.

Commercial Commitments

	December 31, 2004				
	Expected Expiration Dates by Period				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in millions)				
Commitments to purchase investment securities	$ 4	$ 4	$ —	$ —	$ —
Commitments to sell investment securities	4	4	—	—	—
Commitments to fund private equity and venture capital investments	51	—	—	1	50
Unused commitments to extend credit	28,349	13,711	7,625	4,659	2,354
Standby letters of credit and financial guarantees	6,326	4,426	1,224	570	106
Commercial letters of credit	340	298	22	20	—
Total commercial commitments	$35,074	$18,443	$8,871	$5,250	$2,510

Since many of these commitments expire without being drawn upon, the total amount of these commercial commitments does not necessarily represent the future cash requirements of the Corporation. Refer to the "Other Market Risks" section below and Note 20 of the consolidated financial statements on page 93 for a further discussion of these commercial commitments.

The Corporation also holds a significant interest in certain variable interest entities (VIE's), in which it is not the primary beneficiary, and in accordance with FASB Interpretation No. 46(R), "Consolidation of Variable Interest Entities" (FIN 46(R)), does not consolidate. The Corporation defines a significant interest in a VIE as a subordinated interest that exposes it to a significant portion of the VIE's expected losses or residual returns. In general, a VIE is an entity that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. If any of these characteristics is present, the entity is subject to a variable interests consolidation model, and consolidation is based on variable interests, not on ownership of the entity's outstanding voting stock. Variable interests are defined as contractual, ownership, or other monetary interests in an entity that change with fluctuations in the entity's net asset value. According to FIN 46(R), a company must consolidate an entity depending on whether the entity is a voting rights entity or a VIE. Refer to the "principles of consolidation" section in Note 1 of the consolidated financial statements on page 64 for a summarization of this interpretation. Also refer to Note 22 of the consolidated financial statements on page 99 for a discussion of the Corporation's involvement in VIEs, including those in which it holds a significant interest but for which it is not the primary beneficiary.

Liquidity requirements are satisfied with various funding sources. First, the Corporation accesses the purchased funds market regularly to meet funding needs. Purchased funds at December 31, 2004, comprised of certificates of deposit of $100,000 and over that mature in less than one year, foreign office time deposits and short-term borrowings, approximated $2.9 billion, compared to $4.0 billion and $6.0 billion at December 31, 2003 and December 31, 2002, respectively. Second, two medium-term note programs, a $15 billion senior note program and a $2 billion European note program, allow the principal banking subsidiary to issue debt with maturities between one month and 15 years. At year-end 2004, unissued debt relating to the two medium-term note programs totaled $16.6 billion. A third source, if needed, would be liquid assets, cash and due from banks, short-term investments and investment securities available-for-sale, which totaled $8.3 billion at December 31, 2004. Additionally, the Corporation also had available $13.8 billion from a collateralized borrowing account with the Federal Reserve Bank at December 31, 2004.

The parent company held $1 million of cash and cash equivalents and $289 million of short-term investments with a subsidiary bank at December 31, 2004. In addition, the parent company had available $250 million of borrowing capacity under an unused commercial paper facility at December 31, 2004. Refer to Note 10 of the consolidated financial statements on page 77 for further information on the unused commercial paper facility. Another source of liquidity for the parent company is dividends from its subsidiaries. As discussed in Note 19 to the financial statements on page 92, subsidiary banks are subject to regulation and may be limited in their ability to pay dividends or transfer funds to the holding company. During 2005, the subsidiary banks can pay dividends up to $470 million plus current year net profits without prior regulatory approval. One measure of current parent company liquidity is investment in subsidiaries as a percentage of shareholders' equity. An amount over 100 percent represents the reliance on subsidiary dividends to repay liabilities. As of December 31, 2004, the ratio was 109 percent.

The Corporation regularly evaluates its ability to meet funding needs in unanticipated, stress environments. In conjunction with the quarterly 200 basis point interest rate shock analysis, discussed in the "Interest Rate Sensitivity" section on page 47 of this financial review, liquidity ratios and potential funding availability are examined. Each quarter, the Corporation also evaluates its ability to meet liquidity needs under a series of broad events, distinguished in terms of duration and severity. The evaluation projects that sufficient sources of liquidity are available in each series of events.

Other Market Risks

The Corporation's market risk related to trading instruments is not significant, as trading activities are limited. Certain components of the Corporation's noninterest income, primarily fiduciary income and investment advisory revenue, are at risk to fluctuations in the market values of underlying assets, particularly equity securities. Other components of noninterest income, primarily brokerage fees, are at risk to changes in the level of market activity.

At December 31, 2004, the Corporation had a $128 million portfolio of indirect (through funds) private equity and venture capital investments, and had commitments of $51 million to fund additional investments in future periods. The value of these investments is at risk to changes in equity markets, general economic conditions and a variety of other factors. The majority of these investments are not readily marketable, and are reported in other assets. The investments are individually reviewed for impairment on a quarterly basis, by comparing the carrying value to the estimated fair value. The Corporation bases estimates of fair value for the majority of its indirect private equity and venture capital investments on the percentage ownership in the fair value of the entire fund, as reported by the fund management. In general, the Corporation does not have the benefit of the same information regarding the fund's underlying investments as does fund management. Therefore, after indication that fund management adheres to accepted, sound and recognized valuation techniques, the Corporation generally utilizes the fair values assigned to the underlying portfolio investments by fund management. For those funds where fair value is not reported by fund management, the Corporation derives the fair value of the fund by estimating the fair value of each underlying investment in the fund. In addition to using qualitative information about each underlying investment, as provided by fund management, the Corporation gives consideration to information pertinent to the specific nature of the debt or equity investment, such as relevant market conditions, offering prices, operating results, financial conditions, exit strategy, and other qualitative information, as available. The lack of an independent source to validate fair value estimates is an inherent limitation in the valuation process. The amount by which the carrying value exceeds the fair value, that is determined to be other than temporary impairment, is charged to current earnings and the carrying value of the investment is written down accordingly. Total distributions which qualify as income on unconsolidated indirect private equity and venture capital investments in 2004 were $18 million, which was partially offset by $5 million of write-downs recognized on such investments in 2004. No generic assumption is applied to all investments when evaluating for impairment. The uncertainty in the economy and equity markets may affect the values of the fund investments. The following table provides information on the Corporation's indirect private equity and venture capital investments portfolio.

Indirect Private Equity and Venture Capital Investments

	December 31, 2004 (dollar amounts in millions)
Number of investments	106
Balance of investments	$128
Largest single investment	37
Commitments to fund additional investments	51

In 2002, the Corporation adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock Based Compensation" (as amended by SFAS 148 "Accounting for Stock-Based Compensation — Transition and Disclosure"), to be applied prospectively to all new stock-based compensation awards granted to employees after December 31, 2001. Under SFAS No. 123, the fair value of stock-based compensation as of the date of grant is recognized as compensation expense on a straight-line basis over the vesting period. In 2004 the Corporation recognized total stock-based compensation expense of $34 million. The fair value of stock options is estimated on the date of grant using an option valuation model that requires several inputs. The option valuation model is sensitive to the market price of the Corporation's stock at the grant date, which affects the fair value estimates and, therefore, the amount of expense recorded on future grants. Using the number of stock options granted in 2004 and the Corporation's stock price at December 31, 2004, each $5.00 per share increase in stock price would result in an increase in pretax expense of approximately $3 million, from the assumed base, over the options' vesting period. Refer to Notes 1 and 15 of the consolidated financial statements on pages 64 and 83, respectively, for further discussion of the adoption of SFAS No. 123.

Operational Risk

Operational risk represents the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. The definition includes legal risk, which is the risk of loss resulting from failure to comply with laws and regulations as well as prudent ethical standards and contractual obligations. It also includes the exposure to litigation from all aspects of an institution's activities. The definition does not include strategic or reputational risks. Although operational losses are experienced by all companies and are routinely incurred in business operations, the Corporation recognizes that the identification and control of such operational losses is a concern and seeks to limit their impact to a level deemed appropriate by management after considering the nature of the Corporation's business and the environment in which it operates. Operational risk is mitigated through a system of internal controls that are designed to keep operating risks at appropriate levels. The Corporation has established an Operational Risk Management Committee to ensure appropriate risk management techniques and systems are maintained. The Corporation has developed a framework that includes a centralized operational risk management function and business/support unit risk coordinators responsible for managing operational risk specific to the respective business lines.

In addition, the Corporation's internal audit and financial staff monitors and assesses the overall effectiveness of the system of internal controls on an ongoing basis. Internal Audit reports the results of reviews on the controls and systems to management and the Audit and Legal Committee of the Board of Directors. The internal audit staff independently supports the Audit and Legal Committee oversight process. The Audit and Legal Committee serves as an independent extension of the Board of Directors. Meetings are scheduled periodically to provide more detail on relevant operational risks.

Compliance Risk

Compliance risk represents the risk of regulatory sanctions or financial loss the Corporation may suffer as a result of its failure to comply with regulations and standards of good practice. Activities which may expose the Corporation to compliance risk include, but are not limited to, those dealing with the prevention of money laundering, privacy and data protection, community reinvestment initiatives, fair lending challenges resulting from the Corporation's expansion of its branch network, and employment and tax matters.

A priority that began in 2004 was expanding and strengthening the Corporation's Anti-Money Laundering (AML) program. Efforts around this program will result in a system of stronger measures and safeguards. The Corporation's intent is to create a comprehensive program that embeds AML procedures in the Corporation's culture through the use of sophisticated "Know Your Customer" analytical software tools, the implementation of software tools needed to identify potentially suspicious transactions, and ongoing AML training for employees.

Business Risk

Business risk represents the risk of loss due to impairment of reputation, failure to fully develop and execute business plans, failure to assess current and new opportunities in business, markets and products, and any other event not identified in the defined risk categories of credit, market and liquidity, operational or compliance risks. Mitigation of the various risk elements that represent business risk is achieved through initiatives to help the Corporation better understand and report on the various risks. Wherever quantifiable, the Corporation intends to use situational analysis and other testing techniques to appreciate the scope and extent of these risks.

CRITICAL ACCOUNTING POLICIES

The Corporation's consolidated financial statements are prepared based on the application of accounting policies, the most significant of which are described on page 64 in Note 1 to the consolidated financial statements. These policies require numerous estimates and strategic or economic assumptions, which may prove inaccurate or subject to variations. Changes in underlying factors, assumptions or estimates could have a material impact on the Corporation's future financial condition and results of operations. The most critical of these significant accounting policies are the policies for allowance for loan losses, pension plan accounting and goodwill. These policies are reviewed with the Audit and Legal Committee of the Corporation's Board of Directors and are discussed more fully below.

Allowance for Loan Losses

The allowance for loan losses is calculated with the objective of maintaining a reserve sufficient to absorb estimated probable loan losses. Management's determination of the adequacy of the allowance is based on periodic evaluations of the loan portfolio and other relevant factors. However, this evaluation is inherently subjective as it requires an estimate of the loss content for each risk rating and for each impaired loan, an estimate of the amounts and timing of expected future cash flows, and an estimate of the value of collateral, including the market value of thinly traded or nonmarketable equity securities.

Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Consistent with this definition, all nonaccrual and reduced rate loans are impaired. The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. The valuation is reviewed and updated each quarter. While the determination of fair value may involve estimates, each estimate is unique to the individual loan, and none is individually significant.

The portion of the allowance allocated to the remaining loans is determined by applying projected loss ratios to loans in each risk category. Projected loss ratios incorporate factors, such as recent charge-off experience, current economic conditions and trends, and trends with respect to past due and nonaccrual amounts, and are supported by underlying analysis, including information from migration and loss given default studies from each geographic market. Since a loss ratio is applied to a large portfolio of loans, any variation between actual and assumed results could be significant. In addition, a portion of the allowance is allocated to these remaining loans based on industry specific and geographic risks inherent in certain portfolios, including portfolio exposures to automotive suppliers, retailers, contractors, technology-related, entertainment, air transportation and healthcare industries, Small Business Administration loans and certain Latin American risks.

An unallocated allowance is also maintained to cover factors affecting the determination of probable losses inherent in the loan portfolio that are not necessarily captured by projected loss ratios or identified industry specific and geographic risk. The unallocated allowance considers the imprecision in the risk rating system, limited historical perspective in the application of the Corporation's recently enhanced portfolio analytical tools and the risk associated with new customer relationships.

The principal assumption used in deriving the allowance for loan losses is the estimate of loss content for each risk rating. To illustrate, if recent loss experience dictated that the projected loss ratios would be changed by five percent (of the estimate) across all risk ratings, the allocated allowance as of December 31, 2004 would change by approximately $12 million. For further discussion of the methodology used in the determination of the allowance for loan losses, refer to the discussion of "Provision and Allowance for Loan Losses" section in this financial review on page 29, and Note 1 to the consolidated financial statements on page 64. To the extent actual outcomes differ from management estimates, additional provision for loan losses may be required that would adversely impact earnings in future periods. A substantial majority of the allocated allowance is assigned to business segments. Any earnings impact resulting from actual outcomes differing from management estimates would primarily affect the Business Bank segment. The industry specific and geographic allowance, and unallocated allowance for loan losses are not assigned to business segments, and any earnings impact resulting from actual outcomes differing from management estimates would primarily affect the "Other" category in segment reporting.

Pension Plan Accounting

The Corporation has defined benefit plans in effect for substantially all full-time employees. Benefits under the plans are based on years of service, age and compensation. Assumptions are made concerning future events that will determine the amount and timing of required benefit payments, funding requirements and pension expense (income). The three major assumptions are the discount rate used in determining the current benefit obligation, the long-term rate of return expected on plan assets and the rate of compensation increase. The assumed discount rate is based on quoted rates for the Moody's Investors Service Aa Corporate Bond Index in December, the last month prior to the year of recording the expense. The Corporation utilizes the Aa Corporate Bond Index from Moody's Investors Service as this rate approximates the aggregation of rates on bonds matching the plans' cash flows. The second assumption, long-term rate of return expected on plan assets, is set after considering both long-term returns in the general market and long-term returns experienced by the assets in the plan. The current asset allocation and target asset allocation model for the plans is detailed in Note 16 on page 85. The expected returns on these various asset categories are blended to derive one long-term return assumption. The assets are invested in certain collective investment funds and mutual investment funds administered by Munder Capital Management, equity securities, U.S. Government and agency securities, corporate bonds and notes and a real estate investment trust. The third assumption, rate of compensation increase, is based on reviewing recent annual pension-eligible compensation increases as well as the expectation of the next year's increase. The Corporation reviews its pension plan assumptions on an annual basis with its actuarial consultants to determine if the assumptions are reasonable and adjusts the assumptions to reflect changes in future expectations.

The key actuarial assumptions that will be used to calculate 2005 expense for the defined benefit pension plans are a discount rate of 5.75%, a long-term rate of return on assets of 8.75%, and a rate of compensation increase of 4%. Pension expense in 2005 is expected to be approximately $32 million, an increase of $16 million from the $16 million recorded in 2004, primarily due to changes in the discount rate, the normal retirement age, and plan demographics and progression.

Changing 2005 key assumptions in 25 basis point increments would have had the following impact on pension expense:

Key Assumptions

	(in millions)
Discount rate	**$5.0**
Long-term rate of return	**2.5**
Rate of compensation	**2.2**

If the assumed long-term return on assets differs from the actual return on assets, the asset gains and losses are incorporated in the market-related value, which is used to determine the expected return on assets, over a five-year period. The Employee Benefits Committee, which is comprised of executive and senior managers from various areas of the Corporation, provides broad asset allocation guidelines to the asset manager, who reports results and investment strategy quarterly to the Committee. Asset allocations for the investment returns are compared to expected results based on broad market indices for each class of investment.

Note 16 on page 85 to the consolidated financial statements contains a table showing the funded status of the qualified defined benefit plan at year-end which was $54 million at December 31, 2004. As the table illustrates, the actuarial loss in the qualified defined benefit plan at December 31, 2004 increased to $295 million, compared to an actuarial loss of $284 million at December 31, 2003. Unless recovered in the market, this loss will be amortized to pension expense in future years. For further information, refer to Note 1 to the consolidated financial statements on page 64. In 2004, the actual return on assets was $112 million, compared to a return on assets of $130 million in 2003. The Corporation contributed $62 million and $46 million, in 2004 and 2003, respectively, to the qualified defined benefit plan to mitigate the impact of these actuarial losses on future years. Additional contributions, to the extent allowable by law, may be made to further mitigate these losses. For the foreseeable future, the Corporation has sufficient liquidity to make such payments.

Pension expense is recorded in "salaries and employee benefits" expense in the consolidated statements of income, and is allocated to segments based on the segment's share of salaries expense. Given the salaries expense included in 2004 segment results, pension expense was allocated approximately 42%, 30%, 27% and 1% to the Small Business and Personal Financial Services, Business Bank, Wealth and Institutional Management and Finance segments, respectively, in 2004.

A minimum pension liability is required to be recorded in shareholders' equity as part of accumulated other comprehensive income (loss) for pension plans where the accrued benefit cost is less than the accumulated benefit obligation. An after-tax minimum pension liability of $13 million for the non-qualified defined benefit pension plan was included in shareholders' equity as part of accumulated other comprehensive income (loss) at December 31, 2004 and 2003.

Goodwill

Goodwill arising from business acquisitions represents the value attributable to unidentifiable intangible elements in the business acquired. The fair value of goodwill is dependent upon many factors, including the Corporation's ability to provide quality, cost effective services in the face of competition from other market leaders on a national and global basis. A decline in earnings as a result of business or market conditions, a lack of growth or the Corporation's inability to deliver cost effective services over sustained periods can lead to impairment of goodwill which could adversely impact earnings in future periods.

The majority of the Corporation's goodwill relates to the acquisition premiums recorded when purchasing asset management and banking businesses. Goodwill is reviewed periodically for impairment by comparing the fair value of the reporting unit containing the goodwill to the book value of the reporting unit, including goodwill. If the book value is in excess of the fair value, impairment is indicated and the goodwill must be written down to its fair value.

The fair value of reporting units is derived through use of internal valuation models for all units except the asset management reporting unit, which is part of the Wealth and Institutional Management segment. Inherent in these internal valuation models are assumptions related to the cash flows expected to be generated by reporting units, which are based on historical and projected growth expectations for reporting units, and on comparable market multiples. Cash flows are discounted using a risk-free rate plus a spread that incorporates long-term equity risk. The valuation for the asset management reporting unit (Munder) is based on an independent valuation prepared by an investment banker not affiliated with the Corporation. The annual test of goodwill and identified intangible assets that have an indefinite useful life, performed as of July 1, 2004, in accordance with SFAS No. 142, did not indicate that an impairment charge was required and there were no indications of impairment subsequent to this test in 2004. For a further discussion of the Corporation's goodwill, refer to Note 7 to the consolidated financial statements on page 75.

The valuation model for the asset management reporting unit includes, among others, estimates of a discount rate, market growth and new business growth assumptions. The following describes the estimated sensitivities to these assumptions, based on the most recent independent valuation.

The discount rate assumptions used in the valuation model were 13% for Munder and 10% for Framlington (Munder's U.K. unconsolidated subsidiary). Increasing each of the discount rates by 200 basis points would result in a decrease in the valuation of approximately $21 million at the midpoint of the valuation range. The market growth rate assumptions used for Munder were approximately 7% for equity, 2% for fixed and 3% for cash investments. The overall market growth rate assumption used for Framlington was approximately 9%. Decreasing the market growth rates by 50% would result in a decrease in the valuation of approximately $46 million at the midpoint of the valuation range. The new business growth assumption used for Munder was approximately 4% (compound annual growth rate) and the redemption (business attrition) rate used was approximately 2%. The new business growth assumption used for Framlington was approximately 5% (compound annual growth rate) and the redemption (business attrition) rate used was approximately 4%. Decreasing the new business growth assumption and increasing the redemption rate by 10% would result in a combined decrease in the valuation of approximately $23 million.

In addition, the valuation model uses a market valuation for comparable companies (market multiples). While the market multiple is not an assumption, a presumption that it provides an indicator of the value of the asset management reporting unit is inherent in the valuation.

The fair value estimate is updated whenever there are indicators of impairment. At December 31, 2004, management estimates that it would take a decline in the fair value of the asset management reporting unit of $125 million to trigger impairment.

FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. In addition, the Corporation may make other written and oral communications from time to time that contain such statements. All statements regarding the Corporation's expected financial position, strategies and growth prospects and general economic conditions expected to exist in the future are forward-looking statements. The words "anticipates," "believes," "feels," "expects," "estimates," "seeks," "strives," "plans," "intends," "outlook," "forecast," "position," "target," "mission," "assume," "achievable," "potential," "strategy," "goal," "aspiration," "outcome," "continue," "remain," "maintain," "trend," "objective" and variations of such words and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "might," "can," "may" or similar expressions as they relate to the Corporation or its management, are intended to identify forward-looking statements.

The Corporation cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date the statement is made, and the Corporation does not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

In addition to factors mentioned elsewhere in this report or previously disclosed in the Corporation's SEC reports (accessible on the SEC's website at www.sec.gov or on the Corporation's website at www.comerica.com), the following factors, among others, could cause actual results to differ materially from forward-looking statements and future results could differ materially from historical performance. The Corporation cautions that these factors are not exclusive.

- general political, economic or industry conditions, either domestically or internationally, may be less favorable than expected;
- developments concerning credit quality in various industry sectors may result in an increase in the level of the Corporation's provision for credit losses, nonperforming assets, net charge-offs and reserve for credit losses;
- industries in which the Corporation has lending concentrations, including, but not limited to, the automotive industry, could suffer a significant decline which could adversely affect the Corporation;
- demand for commercial loans and investment advisory products may not accelerate as expected;
- the mix of interest rates and maturities of the Corporation's interest earning assets and interest-bearing liabilities (primarily loans and deposits) may be less favorable than expected;
- interest rate margin changes may be greater than expected;
- there could be fluctuations in inflation or interest rates;
- there could be changes in trade, monetary and fiscal policies, including, but not limited to, the interest rate policies of the Board of Governors of the Federal Reserve System;
- customer borrowing, repayment, investment and deposit practices generally may be different than anticipated;
- management's ability to maintain and expand customer relationships may differ from expectations;
- the introductions, withdrawal, success and timing of business initiatives and strategies, including, but not limited to the opening of new branches or private banking offices, and plans to grow personal financial services and wealth management, may be less successful or may be different than anticipated;
- competitive product and pricing pressures among financial institutions within the Corporation's markets may change;
- legal and regulatory proceedings and related matters with respect to the financial services industry, including those directly involving the Corporation and its subsidiaries, could adversely affect the Corporation or the financial services industry generally;

- instruments, systems and strategies used to hedge or otherwise manage exposure to various types of credit, market and liquidity, operational, compliance and business risks and enterprise-wide risk could be less effective than anticipated, and the Corporation may not be able to effectively mitigate its risk exposures in particular market environments or against particular types of risk;
- there could be terrorist activities or other hostilities, which may adversely affect the general economy, financial and capital markets, specific industries, and the Corporation;
- there could be changes in applicable laws and regulations, including, but not limited to, those concerning taxes, banking, securities, and insurance; and
- there could be adverse conditions in the stock market.

CONSOLIDATED BALANCE SHEETS

Comerica Incorporated and Subsidiaries

	December 31	
	2004	2003
	(in millions, except share data)	
ASSETS		
Cash and due from banks	$ 1,139	$ 1,527
Short-term investments	3,230	4,013
Investment securities available-for-sale	3,943	4,489
Commercial loans	22,039	21,579
Real estate construction loans	3,053	3,397
Commercial mortgage loans	8,236	7,878
Residential mortgage loans	1,294	1,228
Consumer loans	2,751	2,610
Lease financing	1,265	1,301
International loans	2,205	2,309
Total loans	40,843	40,302
Less allowance for loan losses	(673)	(803)
Net loans	40,170	39,499
Premises and equipment	415	374
Customers' liability on acceptances outstanding	57	27
Accrued income and other assets	2,812	2,663
Total assets	$51,766	$52,592
LIABILITIES AND SHAREHOLDERS' EQUITY		
Noninterest-bearing deposits	$15,164	$14,104
Interest-bearing deposits	25,772	27,359
Total deposits	40,936	41,463
Short-term borrowings	193	262
Acceptances outstanding	57	27
Accrued expenses and other liabilities	1,189	929
Medium- and long-term debt	4,286	4,801
Total liabilities	46,661	47,482
Common stock — $5 par value:		
Authorized — 325,000,000 shares		
Issued — 178,735,252 shares at 12/31/04 and 12/31/03	894	894
Capital surplus	421	384
Accumulated other comprehensive income (loss)	(69)	74
Retained earnings	4,331	3,973
Less cost of common stock in treasury — 8,259,328 shares at 12/31/04 and 3,735,163 shares at 12/31/03	(472)	(215)
Total shareholders' equity	5,105	5,110
Total liabilities and shareholders' equity	$51,766	$52,592

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Comerica Incorporated and Subsidiaries

	Years Ended December 31		
	2004	2003	2002
	(in millions, except per share data)		
INTEREST INCOME			
Interest and fees on loans	$2,054	$2,211	$2,524
Interest on investment securities	147	165	246
Interest on short-term investments	36	36	27
Total interest income	2,237	2,412	2,797
INTEREST EXPENSE			
Interest on deposits	315	370	479
Interest on short-term borrowings	4	7	37
Interest on medium- and long-term debt	108	109	149
Total interest expense	427	486	665
Net interest income	1,810	1,926	2,132
Provision for loan losses	64	377	635
Net interest income after provision for loan losses	1,746	1,549	1,497
NONINTEREST INCOME			
Service charges on deposit accounts	231	238	227
Fiduciary income	171	169	171
Commercial lending fees	55	63	69
Letter of credit fees	66	65	60
Foreign exchange income	37	36	38
Brokerage fees	36	34	38
Investment advisory revenue, net	35	30	27
Card fees	32	27	23
Bank-owned life insurance	34	42	53
Equity in earnings of unconsolidated subsidiaries	12	6	8
Warrant income	7	4	5
Net securities gains	—	50	41
Net gain on sales of businesses	7	—	12
Other noninterest income	134	123	128
Total noninterest income	857	887	900
NONINTEREST EXPENSES			
Salaries and employee benefits	919	897	844
Net occupancy expense	125	128	122
Equipment expense	58	61	62
Outside processing fee expense	68	71	65
Software expense	43	37	33
Customer services	23	25	26
Litigation and operational losses	24	18	20
Goodwill impairment	—	—	86
Other noninterest expenses	233	246	257
Total noninterest expenses	1,493	1,483	1,515
Income before income taxes	1,110	953	882
Provision for income taxes	353	292	281
NET INCOME	$ 757	$ 661	$ 601
Basic net income per common share	$ 4.41	$ 3.78	$ 3.43
Diluted net income per common share	4.36	3.75	3.40
Cash dividends declared on common stock	356	350	335
Cash dividends declared per common share	2.08	2.00	1.92

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Comerica Incorporated and Subsidiaries

	Common Stock	Capital Surplus	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total Shareholders' Equity
			(in millions, except share data)			
BALANCE AT JANUARY 1, 2002	$894	$331	$ 225	$3,448	$ (91)	$4,807
Net income	—	—	—	601	—	601
Other comprehensive income, net of tax	—	—	12	—	—	12
Total comprehensive income						613
Cash dividends declared:						
Common stock ($1.92 per share)	—	—	—	(335)	—	(335)
Purchase of 3,536,300 shares of common stock	—	—	—	—	(210)	(210)
Net issuance of common stock under employee stock plans	—	10	—	(30)	70	50
Recognition of stock-based compensation expense	—	22	—	—	—	22
BALANCE AT DECEMBER 31, 2002	$894	$363	$ 237	$3,684	$(231)	$4,947
Net income	—	—	—	661	—	661
Other comprehensive loss, net of tax	—	—	(163)	—	—	(163)
Total comprehensive income						498
Cash dividends declared on common stock ($2.00 per share)	—	—	—	(350)	—	(350)
Purchase of 510,500 shares of common stock	—	—	—	—	(27)	(27)
Net issuance of common stock under employee stock plans	—	(5)	—	(22)	43	16
Recognition of stock-based compensation expense	—	26	—	—	—	26
BALANCE AT DECEMBER 31, 2003	$894	$384	$ 74	$3,973	$(215)	$5,110
Net income	—	—	—	757	—	757
Other comprehensive loss, net of tax	—	—	(143)	—	—	(143)
Total comprehensive income						614
Cash dividends declared on common stock ($2.08 per share)	—	—	—	(356)	—	(356)
Purchase of 6,526,911 shares of common stock	—	—	—	—	(370)	(370)
Net issuance of common stock under employee stock plans	—	2	—	(43)	113	72
Recognition of stock-based compensation expense	—	35	—	—	—	35
BALANCE AT DECEMBER 31, 2004	$894	$421	$ (69)	$4,331	$(472)	$5,105

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Comerica Incorporated and Subsidiaries

	Years Ended December 31		
	2004	2003	2002
		(in millions)	
OPERATING ACTIVITIES			
Net income	$ 757	$ 661	$ 601
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	64	377	635
Depreciation and software amortization	70	69	69
Amortization of stock-based compensation expense	34	28	25
Net amortization of securities	24	29	13
Net amortization of intangibles	1	1	4
Merger-related and restructuring charges	—	—	(8)
Net gain on sale of investment securities available-for-sale	—	(50)	(41)
Net gain on sales of businesses	(7)	—	(12)
Contributions to pension plan fund	(62)	(46)	(175)
Goodwill impairment	—	—	86
Net (increase) decrease in trading securities	(9)	1	71
Net decrease in loans held-for-sale	115	62	118
Net (increase) decrease in accrued income receivable	(145)	18	45
Net increase (decrease) in accrued expenses	229	90	(19)
Other, net	(43)	81	(184)
Total adjustments	271	660	627
Net cash provided by operating activities	1,028	1,321	1,228
INVESTING ACTIVITIES			
Net decrease (increase) in other short-term investments	677	(1,630)	(1,436)
Proceeds from sales of investment securities available-for-sale	337	4,030	2,871
Proceeds from maturities of investment securities available-for-sale	1,032	4,987	2,042
Purchases of investment securities available-for-sale	(867)	(10,416)	(3,691)
Decrease (increase) in receivables for securities sold pending settlement	—	1,110	(1,110)
Net (increase) decrease in loans	(773)	1,589	(1,673)
Fixed assets, net	(95)	(59)	(80)
Purchase of bank-owned life insurance	—	—	(8)
Net (increase) decrease in customers' liability on acceptances outstanding	(30)	6	(4)
Proceeds from sales of businesses	8	—	8
Net cash provided by (used in) investing activities	289	(383)	(3,081)
FINANCING ACTIVITIES			
Net (decrease) increase in deposits	(527)	(307)	4,212
Net decrease in short-term borrowings	(69)	(278)	(1,446)
Net increase (decrease) in acceptances outstanding	30	(6)	4
Proceeds from issuance of medium- and long-term debt	364	511	1,106
Repayments of medium- and long-term debt	(848)	(875)	(1,555)
Proceeds from issuance of common stock and other capital transactions	72	16	50
Purchase of common stock for treasury and retirement	(370)	(27)	(210)
Dividends paid	(357)	(347)	(331)
Net cash (used in) provided by financing activities	(1,705)	(1,313)	1,830
Net decrease in cash and due from banks	(388)	(375)	(23)
Cash and due from banks at beginning of year	1,527	1,902	1,925
Cash and due from banks at end of year	$ 1,139	$ 1,527	$ 1,902
Interest paid	$ 413	$ 457	$ 693
Income taxes paid	$ 186	$ 148	$ 244
Noncash investing and financing activities:			
Loans transferred to other real estate	$ 33	$ 32	$ 9
Loans transferred to loans held-for-sale	—	—	120

See notes to consolidated financial statements.

Note 1 — Summary Of Significant Accounting Policies

Organization

Comerica Incorporated is a registered financial holding company headquartered in Detroit, Michigan. The Corporation's major lines of business are the Business Bank, Small Business and Personal Financial Services, and Wealth and Institutional Management. For further discussion of each line of business, refer to Note 24 on page 104. The core businesses are tailored to each of the Corporation's four primary geographic regions: Midwest and Other Markets, Western, Texas and Florida. The Corporation and its banking subsidiaries are regulated at both the state and federal levels.

The accounting and reporting policies of the Corporation conform to U.S. generally accepted accounting principles and prevailing practices within the banking industry. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

The following summarizes the significant accounting policies of the Corporation applied in the preparation of the accompanying consolidated financial statements.

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its subsidiaries after elimination of all significant intercompany accounts and transactions. The financial statements for prior years have been reclassified to conform with current financial statement presentation.

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, "Consolidation of Variable Interest Entities" which provides guidance on how to identify a variable interest entity (VIE), and when the assets, liabilities, noncontrolling interests and results of operations of a VIE need to be included in a company's consolidated financial statements. This interpretation was revised in December 2003 with the issuance of Interpretation No. 46(R), "Consolidation of Variable Interest Entities" (FIN 46(R)). The Corporation adopted the provisions of FIN 46(R) effective July 1, 2003 for all interests held in a VIE. For further information on the adoption of FIN 46(R), see Note 22 on page 99.

In general, a VIE is an entity that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. If any of these characteristics is present, the entity is subject to a variable interests consolidation model, and consolidation is based on variable interests, not on ownership of the entity's outstanding voting stock. Variable interests are defined as contractual, ownership, or other money interests in an entity that change with fluctuations in the entity's net asset value. The primary beneficiary consolidates the VIE; the primary beneficiary is defined as the enterprise that absorbs a majority of expected losses or receives a majority of residual returns (if the losses or returns occur), or both. The Corporation consolidates entities not determined to be VIE's when it holds a majority (controlling) interest in the entity's outstanding voting stock. The minority interest in less than 100% owned consolidated subsidiaries is not material, and is included in "accrued expenses and other liabilities" on the consolidated balance sheets. The related minority interest in earnings is also not material, and is included in "other noninterest expenses" on the consolidated statements of income.

Equity investments in entities that are not VIE's where the Corporation owns less than a majority (controlling) interest and equity investments in entities that are VIE's where the Corporation is not the primary beneficiary are not consolidated. Rather, such investments are accounted for using either the equity method or cost method. The equity method is used for investments in a corporate joint venture and investments where the Corporation has the ability to exercise significant influence over the investee's operation and financial policies, which is generally presumed to exist if the Corporation owns more than 20% of the voting interest of the investee. Equity method investments are included in "accrued income and other assets" on the consolidated balance sheets, with income and losses recorded in "equity in earnings of unconsolidated subsidiaries" on the consolidated statements of income. Unconsolidated equity investments that do not meet the criteria to be accounted for under the equity method are accounted for under the cost method. Cost method investments in publicly traded companies are included in "investment securities available-for-sale" on the consolidated balance sheets, with income distributions (net of write-downs) recorded in "net securities gains" on the consolidated statements of income. Cost method investments in non-publicly traded companies are included in "accrued income and other assets" on the consolidated balance sheets, with income distributions (net of write-downs) recorded in "other noninterest income" on the consolidated statements of income.

Reclassifications

The Corporation issues personal purpose loans to individuals associated with commercial lending relationships. These loans, and their associated interest income, were previously classified with commercial loans. In the second quarter of 2004, the Corporation reclassified its personal purpose loans to residential mortgage loans and consumer loans. The financial statements and associated schedules for prior years have been adjusted to reflect this reclassification. The impact on loan balances at December 31, 2003 was a decrease in commercial loans of approximately $1.4 billion, offset by increases in residential mortgage loans and consumer loans of approximately $0.4 billion and $1.0 billion, respectively.

The Corporation has foreign currency denominated assets and liabilities and hedges the resulting foreign currency exposure with forward foreign exchange contracts. The exchange rate related adjustments required to reflect the foreign currency denominated assets and liabilities at current U.S. dollar equivalent values and to reflect the related forward foreign exchange contracts at market value were previously classified with foreign exchange income. In the third quarter of 2004, the Corporation combined this risk management income with other risk management income, which resulted in a reclassification from "foreign exchange income" to "other noninterest income" on the consolidated statements of income. The impact on "foreign exchange income" was an increase of $1 million in 2003 and a decrease of $2 million in 2002, with offsets to "other noninterest income." The financial statements for prior years have been adjusted to reflect this reclassification.

Short-term Investments

Short-term investments include interest-bearing deposits with banks, federal funds sold, securities purchased under agreements to resell, trading securities and loans held-for-sale.

Trading securities are carried at market value. Realized and unrealized gains or losses on trading securities are included in "other noninterest income" on the consolidated statements of income.

Loans held-for-sale, typically residential mortgages and Small Business Administration loans, are carried at the lower of cost or market. Market value is determined in the aggregate.

Investment Securities

Investment securities held-to-maturity are those securities which the Corporation has the ability and management has the positive intent to hold to maturity. Investment securities held-to-maturity are stated at cost, adjusted for amortization of premium and accretion of discount.

Investment securities that fail to meet the ability and positive intent criteria are accounted for as securities available-for-sale, and stated at fair value, with unrealized gains and losses, net of income taxes, reported as a separate component of other comprehensive income. Unrealized losses on securities available-for-sale are recognized in earnings if the Corporation does not have the ability or intent to hold the securities until market recovery or if full collection of the amounts due according to the contractual terms of the debt is not expected.

Gains or losses on the sale of securities are computed based on the adjusted cost of the specific security sold.

Allowance for Loan Losses

The allowance for loan losses represents management's assessment of probable losses inherent in the Corporation's loan portfolio. The allowance provides for probable losses that have been identified with specific customer relationships and for probable losses believed to be inherent in the loan portfolio, but that have not been specifically identified. Internal risk ratings are assigned to each business loan at the time of approval and are subject to subsequent periodic reviews by senior management. The Corporation performs a detailed credit quality review quarterly on both large business and certain large personal purpose consumer and residential mortgage loans to individuals that have deteriorated below certain levels of credit risk, and may allocate a specific portion of the allowance to such loans based upon this review. The Corporation defines business loans as those belonging to the commercial, real estate construction, commercial mortgage, lease financing and international loan portfolios. A portion of the allowance is allocated to the remaining business loans by applying projected loss ratios, based on numerous factors identified below, to the loans within each risk rating. In addition, a portion of the allowance is allocated to these remaining loans based on industry specific and geographic risks inherent in certain portfolios. The portion of the allowance allocated to other consumer and residential mortgage loans is determined by applying projected loss ratios to various segments of the loan portfolio. Projected loss ratios incorporate factors, such as recent charge-off experience, current economic conditions and trends, trends with respect to past due and nonaccrual amounts, and are supported by underlying analysis, including information from certain portfolios on migration and loss given default studies from each geographic market.

Management maintains an unallocated allowance to recognize the uncertainty and imprecision underlying the process of estimating expected loan losses. Determination of the probable losses inherent in the portfolio, which are not necessarily captured by the allocation methodology discussed above, involve the exercise of judgment. Factors that were considered in the evaluation of the adequacy of the Corporation's unallocated allowance include the imprecision in the risk rating system and the risk associated with new customer relationships.

The total allowance, including the unallocated amount, is available to absorb losses from any segment within the portfolio. Unanticipated economic events, including political, economic and regulatory instability in countries where the Corporation has a concentration of loans, could cause changes in the credit characteristics of the portfolio and result in an unanticipated increase in the allocated allowance. Inclusion of other industry specific and geographic portfolio exposures in the allocated allowance, as well as significant increases in the current portfolio exposures could also increase the amount of the allocated allowance. Any of these events, or some combination, may result in the need for additional provision for loan losses in order to maintain an allowance that complies with credit risk and accounting policies.

Loans which are deemed uncollectible are charged off and deducted from the allowance. The provision for loan losses and recoveries on loans previously charged off are added to the allowance.

Allowance for Credit Losses on Lending-Related Commitments

The Corporation maintains an allowance to cover probable credit losses inherent in lending-related commitments, including commitments to extend credit, letters of credit and guarantees. This allowance is included in "accrued expenses and other liabilities" on the consolidated balance sheets, with the corresponding charge reflected in "other noninterest expense" on the consolidated statements of income.

Nonperforming Assets

Nonperforming assets are comprised of loans and debt securities for which the accrual of interest has been discontinued, loans for which the terms have been renegotiated to less than market rates due to a serious weakening of the borrower's financial condition and real estate which has been acquired primarily through foreclosure and is awaiting disposition.

Loans, which were restructured, but yield a rate equal to or greater than the rate charged for new loans with comparable risk and have met the requirements for accrual status, are not reported as nonperforming assets. Such loans continue to be evaluated for impairment for the remainder of the calendar year of the modifications. These loans may be excluded from the impairment assessment in the calendar years subsequent to the restructuring if not impaired based on the modified terms. See Note 3 on page 73 for additional information on loan impairment.

Consumer loans are generally not placed on nonaccrual status and are charged off no later than 180 days past due, and earlier, if deemed uncollectible. Loans, other than consumer loans, and debt securities are generally placed on nonaccrual status when principal or interest is past due 90 days or more and/or when, in the opinion of management, full collection of principal or interest is unlikely. At the time a loan or debt security is placed on nonaccrual status, interest previously accrued but not collected is charged against current income. Income on such loans and debt securities is then recognized only to the extent that cash is received and where future collection of principal is probable. Generally, a loan or debt security may be returned to accrual status when all delinquent principal and interest have been received and the Corporation expects repayment of the remaining contractual principal and interest or when the loan or debt security is both well secured and in the process of collection.

A nonaccrual loan that is restructured will generally remain on nonaccrual after the restructuring, for a period of six months to demonstrate that the borrower can meet the restructured terms. However, sustained payment performance prior to the restructuring, or significant events that coincide with the restructuring, are included in assessing whether the borrower can meet the restructured terms. These factors may result in the loan being returned to an accrual basis at the time of restructuring or upon satisfaction of a shorter performance period. If management is uncertain whether the borrower has the ability to meet the revised payment schedule, the loan remains classified as nonaccrual. Other real estate acquired is carried at the lower of cost or fair value, minus estimated costs to sell. When the property is acquired through foreclosure, any excess of the related loan balance over fair value is charged to the allowance for loan losses. Subsequent write-downs, operating expenses and losses upon sale, if any, are charged to noninterest expenses.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation, computed on the straight-line method, is charged to operations over the estimated useful lives of the assets. The estimated useful lives are generally 10-33 years for premises that the company owns and 3-8 years for furniture and equipment. Leasehold improvements are amortized over the terms of their respective leases, or 10 years, whichever is shorter.

Software

Capitalized software is stated at cost, less accumulated amortization. Capitalized software includes purchased software and capitalizable application development costs associated with internally-developed software. Amortization, computed on the straight-line method, is charged to operations over the estimated useful life of the software, which is generally 5 years. Capitalized software is included in "accrued income and other assets" on the consolidated balance sheets.

Goodwill and Other Intangible Assets

Goodwill and identified intangible assets that have an indefinite useful life are subject to impairment testing, which the Corporation conducts annually, or on an interim basis if events or changes in circumstances between annual tests indicate the assets might be impaired. The Corporation performs its annual impairment test for goodwill and identified intangible assets that have an indefinite useful life as of July 1 of each year. The impairment test involves assigning tangible assets and liabilities, identified intangible assets and goodwill to reporting units, which are a subset of the Corporation's operating segments, and comparing the fair value of each reporting unit to its carrying value. If the fair value is less than the carrying value, a further test is required to measure the amount of impairment.

The Corporation reviews finite-lived intangible assets and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable from projected undiscounted net operating cash flows. If the projected undiscounted net operating cash flows are less than the carrying amount, the Corporation recognizes a loss to reduce the carrying amount to fair value.

Other intangible assets that do not have indefinite lives are amortized over their useful lives. Core deposit intangible assets are amortized on an accelerated method over 10 years.

Additional information regarding the Corporation's goodwill, intangible assets and impairment policies can be found in Notes 7 and 8 on pages 75 and 76, respectively.

Stock-Based Compensation

In 2002, the Corporation adopted the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" (as amended by SFAS No. 148, "Accounting for Stock-based Compensation-Transition and Disclosure"), which the Corporation is applying prospectively to new stock-based compensation awards granted to employees after December 31, 2001. Options granted prior to January 1, 2002 continue to be accounted for under the intrinsic value method, as outlined in APB Opinion No. 25, "Accounting for Stock Issued to Employees." Awards under the Corporation's plans vest over periods ranging from one to four years. Therefore, the expense related to stock-based compensation included in the determination of net income for 2004, 2003 and 2002 is less than that which would have been recognized if the fair value method had been applied to all awards since the original effective date of SFAS No. 123. The impact of the adoption of SFAS No. 123 on 2004, 2003 and 2002 net income was a decrease of $18 million, $13 million and $11 million, respectively. The effect on net income and earnings per share, if the fair value method had been applied to all outstanding and unvested awards in each of the three years in the period ended December 31, 2004, is presented in the table below.

	Years Ended December 31		
	2004	2003	2002
	(in millions, except per share data)		
Net income applicable to common stock, as reported	$ 757	$ 661	$ 601
Add: Stock-based compensation expense included in reported net income, net of related tax effects	22	18	17
Deduct: Total stock-based compensation expense determined under fair value method for all awards, net of related tax effects	(27)	(26)	(30)
Pro forma net income applicable to common stock	$ 752	$ 653	$ 588
Net income per common share:			
Basic — as reported	$4.41	$3.78	$3.43
Basic — pro forma	4.38	3.74	3.36
Diluted — as reported	4.36	3.75	3.40
Diluted — pro forma	4.32	3.70	3.32

Further information on the Corporation's stock-based compensation plans is included in Note 15 on page 83.

Pension Costs

Pension costs are charged to salaries and employee benefits expense and are funded consistent with the requirements of federal law and regulations. Inherent in the determination of pension costs are assumptions concerning future events that will affect the amount and timing of required benefit payments under the plans. These assumptions include demographic assumptions such as retirement age and death, a compensation rate increase, a discount rate used to determine the current benefit obligation, and a long-term expected return on plan assets. Net periodic pension expense includes service cost, interest costs based on the assumed discount rate, an expected return on plan assets based on an actuarially derived market-related value of assets, and amortization of unrecognized liabilities such as prior service cost and actuarial gains and losses. The market-related value used to determine the expected return on plan assets is based on fair value adjusted for the difference between expected returns and actual asset performance. The asset gains and losses are incorporated in the market-related value over a five-year period. Prior service costs include the impact of plan amendments on the liabilities and are amortized over the future service periods of active employees expected to receive benefits under the plan. Actuarial gains and losses result from experience different from that assumed and from changes in assumptions (excluding asset gains and losses not yet reflected in market-related value). Amortization of actuarial gains and losses is included as a component of net periodic pension cost for a year if the unrecognized net gain or loss exceeds 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets. If amortization is required, the excess is amortized over the average remaining service period of participating employees expected to receive benefits under the plan.

Postretirement Benefits

Postretirement benefits are recognized in "salaries and employee benefits" on the consolidated statements of income during the employee's active service period.

Derivative Financial Instruments and Foreign Exchange Contracts

Derivative instruments are carried at fair value as either other assets or liabilities on the balance sheet. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument is determined by whether it has been designated and qualifies as part of a hedging relationship and, further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Corporation designates the hedging instrument, based upon the exposure being hedged, as either a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation. For derivative instruments designated and qualifying as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, are recognized in current earnings during the period of the change in fair values. For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item (i.e., the ineffective portion), if any, is recognized in current earnings during the period of change. For derivative instruments that are designated and qualify as a hedge of a net investment in a foreign currency, the gain or loss is reported in other comprehensive income as part of the cumulative translation adjustment to the extent it is effective. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change.

Foreign exchange futures and forward contracts, foreign currency options, interest rate caps and interest rate swap agreements executed as a service to customers are not designated as hedging instruments and both the realized and unrealized gains and losses on these instruments are recognized currently in noninterest income.

Standby and Commercial Letters of Credit and Financial Guarantees

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). The Interpretation requires the liability related to certain guarantee contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party to be recognized and initially measured at fair value by the guarantor. The initial recognition and measurement provisions were applied by the Corporation on a prospective basis to guarantees issued or modified subsequent to December 31, 2002. Further information on the Corporation's obligations under guarantees is included in Note 20 on page 93.

Income Taxes

The provision for income taxes is based on amounts reported in the statements of income (after exclusion of nontaxable items, principally income on bank-owned life insurance and interest income on state and municipal securities) and include deferred income taxes on temporary differences between the tax basis and financial reporting basis of assets and liabilities. Deferred tax assets are evaluated for realization based on available evidence and assumptions made regarding future events. In the event that the future taxable income does not occur in the manner anticipated, other initiatives could be undertaken to preclude the need to recognize a valuation allowance against the deferred tax asset.

Statements of Cash Flows

For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in "cash and due from banks" on the consolidated balance sheets.

Deferred Distribution Costs

Certain mutual fund distribution costs, principally commissions paid to brokers, are capitalized when paid and amortized over six years. Fees that contractually recoup the deferred costs, primarily 12b-1 fees, are received over a 6-8 year period. The net of these fees and amortization is recorded in "investment advisory revenue, net" on the consolidated statements of income. Early redemption fees collected are generally recorded as a reduction to the capitalized costs, unless there is evidence that, on an ongoing basis, amounts collected will exceed the unamortized deferred fee asset.

Loan Origination Fees and Costs

Loan origination and commitment fees are deferred and recognized over the life of the related loan or over the commitment period as a yield adjustment. Loan fees on unused commitments and fees related to loans sold are recognized currently as noninterest income.

Other Comprehensive Income (Loss)

The Corporation has elected to present information on comprehensive income in the Consolidated Statements of Changes in Shareholders' Equity on page 62 and in Note 13 on page 81.

Note 2 — Investment Securities

A summary of the Corporation's investment securities available-for-sale follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(in millions)		
December 31, 2004				
U.S. Treasury and other Government agency securities	$3,810	$1	$55	$3,756
State and municipal securities	7	—	—	7
Other securities	179	1	—	180
Total securities available-for-sale	$3,996	$2	$55	$3,943
December 31, 2003				
U.S. Treasury and other Government agency securities	$4,346	$3	$40	$4,309
State and municipal securities	10	1	—	11
Other securities	168	1	—	169
Total securities available-for-sale	$4,524	$5	$40	$4,489

A summary of the Corporation's temporarily impaired investment securities available-for-sale follows:

	December 31, 2004					
	Impaired					
	Less than 12 months		Over 12 months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(in millions)			
U.S. Treasury and other Government agency securities	$920	$12	$2,513	$43	$3,433	$55
State and municipal securities	—	—	—	—	—	—
Other securities	—	—	—	—	—	—
Total temporarily impaired securities	$920	$12	$2,513	$43	$3,433	$55

At December 31, 2004, the Corporation had 86 U.S. Treasury and other Government agency securities in an unrealized loss position. The unrealized losses resulted from changes in market interest rates, not credit quality. The Corporation has the ability and intent to hold these available-for-sale investment securities until maturity or market price recovery, and full collection of the amounts due according to the contractual terms of the debt is expected; therefore, the Corporation does not consider these investments to be other than temporarily impaired at December 31, 2004.

The table below summarizes the amortized cost and fair values of debt securities, by contractual maturity (securities with multiple maturity dates are classified in the period of final maturity). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2004	
	Amortized Cost	Fair Value
	(in millions)	
Contractual maturity		
Within one year	$ 181	$ 181
After one year through five years	11	12
After five year through ten years	2	2
After ten years	—	—
Subtotal	194	195
Mortgage-backed securities	3,723	3,669
Equity and other nondebt securities	79	79
Total securities available-for-sale	$3,996	$3,943

Sales, calls and write-downs of investment securities available-for-sale resulted in realized gains and losses as follows:

	Years Ended December 31		
	2004	2003	2002
	(in millions)		
Securities gains	$ 6	$ 64	$ 78
Securities losses	(6)	(14)	(37)
Total	$—	$ 50	$ 41

At December 31, 2004, investment securities having a carrying value of $1.3 billion were pledged where permitted or required by law to secure liabilities and public and other deposits of $402 million. This included securities of $837 million pledged with the Federal Reserve Bank to secure actual treasury tax and loan borrowings of $3 million at December 31, 2004, and potential borrowings of up to an additional $810 million. The remaining pledged securities of $509 million are primarily with state and local government agencies to secure $399 million of deposits and other liabilities, including deposits of the State of Michigan of $138 million at December 31, 2004.

Note 3 — Nonperforming Assets

The following table summarizes nonperforming assets and loans, which are contractually past due 90 days or more as to interest or principal payments. Nonperforming assets consist of nonaccrual loans and debt securities, reduced-rate loans and other real estate. Nonaccrual loans and debt securities are those on which interest is not being recognized. Reduced-rate loans are those on which interest has been renegotiated to lower than market rates because of the weakened financial condition of the borrower.

Nonaccrual and reduced-rate loans are included in loans on the consolidated balance sheets. Nonaccrual debt securities are included in "investment securities available-for-sale" and other real estate is included in "accrued income and other assets" on the consolidated balance sheets.

	December 31	
	2004	2003
	(in millions)	
Nonaccrual loans:		
Commercial	**$161**	$295
Real estate construction:		
Real estate construction business line	**31**	21
Other	**3**	3
Total real estate construction	**34**	24
Commercial mortgage:		
Commercial real estate business line	**6**	3
Other	**58**	84
Total commercial mortgage	**64**	87
Residential mortgage	**1**	2
Consumer	**1**	7
Lease financing	**15**	24
International	**36**	68
Total nonaccrual loans	**312**	507
Reduced-rate loans	**—**	—
Total nonperforming loans	**312**	507
Other real estate	**27**	30
Nonaccrual debt securities	**—**	1
Total nonperforming assets	**$339**	$538
Loans past due 90 days and still accruing	**$ 15**	$ 32
Gross interest income that would have been recorded had the nonaccrual and reduced-rate loans performed in accordance with original terms	**$ 34**	$ 59
Interest income recognized	**$ 5**	$ 12

A loan is impaired when it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement. Consistent with this definition, all nonaccrual and reduced-rate loans (with the exception of residential mortgage and consumer loans) are impaired.

Impaired loans at December 31, 2004 were $318 million, $8 million of which were restructured and met the requirements to be on accrual status. These restructured loans are performing in accordance with their modified terms, but, in accordance with impaired loan disclosures, must be disclosed as impaired for the remainder of the calendar year of the restructuring.

	December 31		
	2004	2003	2002
	(in millions)		
Average impaired loans for the year	$424	$593	$628
Total year-end impaired loans	$318	$512	$578
Less: Loans restructured during the year on accrual status at year-end	(8)	(14)	(19)
Total year-end nonaccrual business loans	$310	$498	$559
Year-end impaired loans requiring an allowance	$306	$468	$512
Allowance allocated to impaired loans	$ 88	$167	$197

Those impaired loans not requiring an allowance represent loans for which the fair value exceeded the recorded investments in such loans. At December 31, 2004, approximately 90 percent of the total impaired loans were evaluated based on fair value of related collateral. Remaining loan impairment is based on the present value of expected future cash flows discounted at the loan's effective interest rate or observable market value.

Note 4 — Allowance for Loan Losses

An analysis of changes in the allowance for loan losses follows:

	2004	2003	2002
	(dollar amounts in millions)		
Balance at January 1	$ 803	$ 791	$ 637
Loans charged-off	(268)	(408)	(517)
Recoveries on loans previously charged-off	74	43	36
Net loans charged-off	(194)	(365)	(481)
Provision for loan losses	64	377	635
Balance at December 31	$ 673	$ 803	$ 791
As a percentage of total loans	1.65%	1.99%	1.87%

Note 5 — Significant Group Concentrations of Credit Risk

Concentrations of both on-balance sheet and off-balance sheet credit risk are controlled and monitored as part of credit policies. The Corporation is a regional financial services holding company with a geographic concentration of its on-balance sheet and off-balance sheet activities in Michigan, California and Texas. In addition, the Corporation has an industry concentration with the automotive industry.

At December 31, 2004 and 2003, exposure from loans, unused commitments and standby letters of credit and financial guarantees to companies related to the automotive industry totaled $11.0 billion and $10.7 billion, respectively. Additionally, commercial real estate loans, including real estate construction and commercial mortgage loans, totaled $11.3 billion at both December 31, 2004 and 2003. Of the commercial real estate loans at December 31, 2004, $7.3 billion involved borrowers not primarily engaged in the business of commercial real estate and where the sources of repayment are not dependent on the performance of the real estate market. Unused commitments on commercial real estate loans were $3.1 billion and $2.8 billion at December 31, 2004 and 2003, respectively.

Note 6 — Premises & Equipment

A summary of premises and equipment by major category follows:

	December 31 2004	December 31 2003
	(in millions)	
Land	$ 67	$ 57
Buildings and improvements	486	441
Furniture and equipment	384	377
Total cost	937	875
Less: Accumulated depreciation and amortization	(522)	(501)
Net book value	$ 415	$ 374

The Corporation conducts a portion of its business from leased facilities and leases certain equipment. Rental expense for leased properties and equipment amounted to $66 million, $70 million and $59 million in 2004, 2003 and 2002, respectively. As of December 31, 2004, future minimum payments under operating leases and other long-term obligations are as follows:

	Years Ending December 31 (in millions)
2005	$ 84
2006	69
2007	46
2008	41
2009	36
Thereafter	236
Total	$512

Note 7 — Goodwill and Other Intangible Assets

In accordance with the Corporation's adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," the Corporation performed the first required impairment test of goodwill and indefinite-lived intangible assets as of January 1, 2002. Based on this test, the Corporation was not required to record a transition adjustment upon adoption. Goodwill was again evaluated for impairment as of July 1, 2002. As a result of this test, the Corporation was required to record a goodwill impairment charge of $86 million in the third quarter of 2002. This charge resulted from the decline in equity markets, and its related impact on the valuation of the Corporation's asset management reporting unit (Munder), which is a part of the Wealth and Institutional Management segment for business segment reporting purposes. The fair value of Munder used in the determination of the impairment charge was based on a valuation prepared by an investment banker not affiliated with the Corporation. The valuation used a combination of valuation techniques, including discounted cash flows and the prices of external comparable businesses. The annual impairment test of goodwill and indefinite-lived intangible assets, performed as of July 1, 2004 and 2003, did not indicate an impairment charge was required.

The changes in the carrying amount of goodwill for the years ended December 31, 2004, 2003 and 2002, are shown in the following table. Amounts in all periods are based on lines of business in effect at December 31, 2004.

	Business Bank	Small Business and Personal Financial Services	Wealth and Institutional Management	Total
		(in millions)		
Balance at January 1, 2002	$90	$47	$196	$333
Goodwill impairment	—	—	(86)	(86)
Balance at December 31, 2002	$90	$47	$110	$247
Goodwill impairment	—	—	—	—
Balance at December 31, 2003	$90	$47	$110	$247
Goodwill impairment	—	—	—	—
Balance at December 31, 2004	$90	$47	$110	$247

Note 8 — Acquired Intangible Assets

Amortized intangible assets consisted of the following:

	December 31			
	2004		2003	
Amortized Intangible Assets	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
		(in millions)		
Core deposit intangibles	$3	$3	$14	$13
Other	1	—	1	—
Total	$4	$3	$15	$13

The amortization expense related to acquired intangible assets amounted to $1 million in both 2004 and 2003 and $4 million in 2002. The remaining $1 million of amortization expense related to acquired intangible assets will be recognized in 2005.

Note 9 — Deposits

A maturity distribution of domestic certificates of deposit of $100,000 and over follows:

	December 31	
	2004	2003
	(in millions)	
Three months or less	$1,154	$1,733
Over three months to six months	443	345
Over six months to twelve months	555	1,102
Over twelve months	453	639
Total	$2,605	$3,819

Note 10 — Short-Term Borrowings

Federal funds purchased and securities sold under agreements to repurchase generally mature within one to four days from the transaction date. Other borrowed funds, consisting of commercial paper, borrowed securities, term federal funds purchased, short-term notes and treasury tax and loan deposits, generally mature within one to 120 days from the transaction date. The following table provides a summary of short-term borrowings.

	Federal Funds Purchased and Securities Sold Under Agreements to Repurchase	Other Borrowed Funds
	(dollar amounts in millions)	
December 31, 2004		
Amount outstanding at year-end	**$ 161**	**$ 32**
Weighted average interest rate at year-end	**2.14%**	**2.60%**
Maximum month-end balance during the year	**$ 253**	**$ 154**
Average balance outstanding during the year	**215**	**60**
Weighted average interest rate during the year	**1.31%**	**1.06%**
December 31, 2003		
Amount outstanding at year-end	$ 169	$ 93
Weighted average interest rate at year-end	0.81%	0.77%
Maximum month-end balance during the year	$ 552	$ 249
Average balance outstanding during the year	459	91
Weighted average interest rate during the year	1.23%	1.06%
December 31, 2002		
Amount outstanding at year-end	$ 344	$ 196
Weighted average interest rate at year-end	1.06%	1.47%
Maximum month-end balance during the year	$1,569	$ 1,173
Average balance outstanding during the year	1,571	391
Weighted average interest rate during the year	1.90%	1.63%

At December 31, 2004, the Corporation had available a $250 million commercial paper facility, with no outstanding borrowings. This facility is supported by a $220 million line of credit agreement. Under the current agreement, the line will expire in May 2005.

At December 31, 2004, the Corporation's subsidiary banks had pledged loans totaling $18 billion to secure a $14 billion collateralized borrowing account with the Federal Reserve Bank.

Note 11 — Medium- & Long-Term Debt

Medium- and long-term debt are summarized as follows:

	December 31	
	2004	2003
	(in millions)	
Parent company		
7.25% subordinated note due 2007	$ 163	$ 170
4.80% subordinated note due 2015	304	301
7.60% subordinated note due 2050	357	355
Total parent company	824	826
Subsidiaries		
Subordinated notes:		
7.25% subordinated note due 2007	216	225
6.00% subordinated note due 2008	270	276
6.875% subordinated note due 2008	109	114
8.50% subordinated note due 2009	107	110
7.65% subordinated note due 2010	256	270
7.125% subordinated note due 2013	169	172
5.70% subordinated note due 2014	262	—
8.375% subordinated note due 2024	197	198
7.875% subordinated note due 2026	200	197
9.98% subordinated note due 2026	58	59
Total subordinated notes	1,844	1,621
Medium-term notes:		
Floating rate based on LIBOR indices	385	1,135
2.95% fixed rate note	99	100
2.85% fixed rate note	99	100
Variable rate secured debt financing due 2007	1,017	997
Variable rate note payable due 2009	18	22
Total subsidiaries	3,462	3,975
Total medium- and long-term debt	$4,286	$4,801

The carrying value of medium- and long-term debt has been adjusted to reflect the gain or loss attributable to the risk hedged. Concurrent with or subsequent to the issuance of certain of the medium- and long-term debt presented above, the Corporation entered into interest rate swap agreements to convert the stated rate of the debt to a rate based on the indices identified in the following table.

	Principal Amount of Debt Converted	Base Rate	Base Rate at 12/31/04
	(dollar amounts in millions)		
Parent company			
7.25% subordinated note due 2007	$150	6-month LIBOR	2.78%
4.80% subordinated note due 2015	300	6-month LIBOR	2.78
Subsidiaries Subordinated notes:			
7.25% subordinated note due 2007	200	6-month LIBOR	2.78
6.00% subordinated note due 2008	250	6-month LIBOR	2.78
6.875% subordinated note due 2008	100	6-month LIBOR	2.78
8.50% subordinated note due 2009	100	3-month LIBOR	2.56
7.65% subordinated note due 2010	250	3-month LIBOR	2.56
7.125% subordinated note due 2013	150	6-month LIBOR	2.78
5.70% subordinated note due 2014	250	6-month LIBOR	2.78
8.375% subordinated note due 2024	150	6-month LIBOR	2.78
7.875% subordinated note due 2026	150	6-month LIBOR	2.78
Medium-term notes:			
2.95% fixed rate note	100	3-month LIBOR	2.56
2.85% fixed rate note	100	3-month LIBOR	2.56

In May 2004, Comerica Bank, a subsidiary of Comerica Incorporated, issued $250 million of 5.70% Subordinated Notes which are classified in medium- and long-term debt. The notes pay interest on June 1 and December 1 of each year, beginning with December 1, 2004 and mature June 1, 2014. Comerica Bank used the net proceeds for general corporate purposes.

The Corporation has a $350 million, 7.60% subordinated note and a $55 million, 9.98% subordinated note that relate to trust preferred securities issuances held by entities that were deconsolidated, effective July 1, 2003, as a result of the adoption of FIN 46(R). In accordance with current guidance from the banking regulators these notes continue to qualify as Tier 1 capital. All other subordinated notes with maturities greater than one year qualify as Tier 2 capital.

The Corporation currently has two medium-term note programs: a senior note program and a European note program. Under these programs, the principal bank subsidiary may offer an aggregate principal amount of up to $17 billion. The notes can be issued as fixed or floating rate notes and with terms from one month to 15 years. The interest rates on the floating rate medium-term notes based on LIBOR ranged from one-month LIBOR minus 0.06% to three-month LIBOR plus 0.245%. The medium-term notes are due from 2005 to 2007. The medium-term notes do not qualify as Tier 2 capital and are not insured by the FDIC.

In December 2001, the Corporation privately placed approximately $1.0 billion of variable rate notes as part of a secured financing transaction. The Corporation utilized approximately $1.2 billion of dealer floor plan loans as collateral in conjunction with this transaction. The over-collateralization of the issuance provided for a preferred credit rating status. The secured financing includes $924 million of deferred payment notes bearing interest at the rate of 30 basis points plus a commercial paper reference rate, and $60 million of deferred payment notes based on one-month LIBOR. The interest rate on each of these note issuances is reset monthly. The $924 million deferred payment notes, which may be redeemed upon the occurrence of certain conditions, mature in December 2007. Interest will accrue on the $60 million deferred payment notes until January 2007, at which time the notes become redeemable by the holder. These notes do not qualify as Tier 2 capital and are not insured by the FDIC.

The principal maturities of medium- and long-term debt are as follows:

	Years Ending December 31
	(in millions)
2005	$ 285
2006	200
2007	1,405
2008	350
2009	118
Thereafter	1,725
Total	$4,083

Note 12 — Shareholders' Equity

On December 1, 2003, the Corporation announced it would resume its share repurchase program pursuant to its August 2001 Board of Directors' resolutions, authorizing the repurchase of up to 10 million shares of the Corporation's outstanding common stock. On March 23, 2004, the Board of Directors of the Corporation authorized the additional purchase of up to 10 million shares of Comerica Incorporated outstanding common stock. Substantially all shares purchased as part of the Corporation's publicly announced repurchase plan were transacted in the open market and were within the scope of Rule 10b-18, which provides a safe harbor for purchases in a given day if an issuer of equity securities satisfies the manner, timing, price and volume conditions of the rule when purchasing its own common shares in the open market. Repurchases totaled 6.5 million shares, 0.5 million shares and 3.5 million shares in the years ended December 31, 2004, 2003 and 2002, respectively. The following table summarizes the Corporation's share repurchase activity for the year ended December 31, 2004.

Month ending	Total Shares Purchased (1)	Average Price Paid Per Share	Total Shares Purchased as Part of Publicly Announced Repurchase Plan	Remaining Share Repurchase Authorization
		(shares in millions)		
January 31, 2004	0.5	$57.62	0.5	4.3
February 29, 2004	0.7	56.93	0.7	3.6
March 31, 2004 (2)	1.2	54.83	1.2	12.4
April 30, 2004	0.3	52.10	0.3	12.1
May 31, 2004	0.4	53.23	0.4	11.7
June 30, 2004	1.4	55.29	1.4	10.3
July 31, 2004	0.3	58.12	0.3	10.0
August 31, 2004	0.6	58.66	0.6	9.4
September 30, 2004	0.6	59.81	0.6	8.8
October 31, 2004	0.1	60.29	0.1	8.6
November 30, 2004	0.4	62.28	0.4	8.2
December 31, 2004	—	—	—	8.2
Total	6.5	$56.70	6.5	8.2

(1) The Corporation purchased a nominal number of shares from an employee under the terms of an employee stock-based compensation plan.

(2) Total remaining share repurchase authorization includes the 10 million share repurchase resolution announced on March 23, 2004.

At December 31, 2004, the Corporation had reserved 25.6 million shares of common stock for issuance to employees and directors under the long-term incentive plans.

Note 13 — Accumulated Other Comprehensive Income (Loss)

Other comprehensive income (loss) includes the change in net unrealized gains and losses on investment securities available-for-sale, the change in accumulated net gains and losses on cash flow hedges, the change in the accumulated foreign currency translation adjustment and the change in the accumulated minimum pension liability adjustment. The Consolidated Statements of Changes in Shareholders' Equity on page 62 include only combined other comprehensive income (loss), net of tax. The following table presents reconciliations of the components of accumulated other comprehensive income (loss) for the years ended December 31, 2004, 2003 and 2002. Total comprehensive income totaled $614 million, $498 million and $613 million, for the years ended December 31, 2004, 2003 and 2002, respectively. The $116 million increase in total comprehensive income in the year ended December 31, 2004 when compared to the same period in the prior year resulted principally from an increase in net income ($96 million) and a decrease in net unrealized losses on investment securities available-for-sale ($27 million), due to changes in the interest rate environment.

For a further discussion of the effect of derivative instruments on other comprehensive income see Notes 1 and 20 on pages 64 and 93, respectively.

	Years Ended December 31		
	2004	2003	2002
	(in millions)		
Net unrealized gains (losses) on investment securities available-for-sale:			
Balance at beginning of year	$ (23)	$ 15	$ 16
Net unrealized holding gains (losses) arising during the year	(17)	(8)	39
Less: Reclassification adjustment for gains (losses) included in net income	—	50	41
Change in net unrealized gains (losses) before income taxes	(17)	(58)	(2)
Less: Provision for income taxes	(6)	(20)	(1)
Change in net unrealized gains (losses) on investment securities available-for-sale, net of tax	(11)	(38)	(1)
Balance at end of year	$ (34)	$ (23)	$ 15
Accumulated net gains (losses) on cash flow hedges:			
Balance at beginning of year	$ 114	$ 241	$209
Net cash flow hedge gains (losses) arising during the year	(18)	90	410
Less: Reclassification adjustment for gains (losses) included in net income	182	285	361
Change in cash flow hedges before income taxes	(200)	(195)	49
Less: Provision for income taxes	(70)	(68)	17
Change in cash flow hedges, net of tax	(130)	(127)	32
Balance at end of year	$ (16)	$ 114	$241
Accumulated foreign currency translation adjustment:			
Balance at beginning of year	$ (4)	$ (3)	$ —
Net translation gains (losses) arising during the year	(2)	(1)	(3)
Less: Provision for income taxes	—	—	—
Change in foreign currency translation adjustment, net of tax	(2)	(1)	(3)
Balance at end of year	$ (6)	$ (4)	$ (3)
Accumulated minimum pension liability adjustment:			
Balance at beginning of year	$ (13)	$ (16)	$ —
Minimum pension liability adjustment arising during the year before income taxes	—	5	(25)
Less: Provision for income taxes	—	2	(9)
Change in minimum pension liability, net of tax	—	3	(16)
Balance at end of year	$ (13)	$ (13)	$ (16)
Total accumulated other comprehensive income (loss), net of taxes, at end of year	$ (69)	$ 74	$237

Note 14 — Net Income Per Common Share

Basic net income per common share is computed by dividing net income applicable to common stock by the weighted-average number of shares of common stock outstanding during the period. Diluted net income per common share is computed by dividing net income applicable to common stock by the weighted-average number of shares, nonvested stock and dilutive common stock equivalents outstanding during the period. Common stock equivalents consist of common stock issuable under the assumed exercise of stock options granted under the Corporation's stock plans, using the treasury stock method. A computation of basic and diluted net income per common share is presented in the table below.

	Years Ended December 31		
	2004	2003	2002
	(in millions, except per share data)		
Basic			
Net income applicable to common stock	$ 757	$ 661	$ 601
Average common shares outstanding	172	175	175
Basic net income per common share	$4.41	$3.78	$3.43
Diluted			
Net income applicable to common stock	$ 757	$ 661	$ 601
Average common shares outstanding	172	175	175
Common stock equivalents			
Net effect of the assumed exercise of stock options	2	1	2
Diluted average common shares	174	176	177
Diluted net income per common share	$4.36	$3.75	$3.40

Options to purchase an average 6.2 million, 9.2 million and 6.1 million shares of common stock at exercise prices ranging from $57.60 — $71.58, $46.25 — $71.58 and $55.73 — $71.58 were outstanding during the years ended December 31, 2004, 2003 and 2002, respectively, but were not included in the computation of diluted net income per common share because the options' exercise prices were greater than the average market price of common shares for the period.

Note 15 — Stock-Based Compensation

The Corporation has stock-based compensation plans under which it awards both shares of restricted stock to key executive officers and key personnel, and stock options to executive officers, directors and key personnel of the Corporation and its subsidiaries. The restricted stock generally vests within five years. The maturity of each option is determined at the date of grant; however, no options may be exercised later than ten years from the date of grant. The options may have restrictions regarding exercisability. The plans provide for a grant of up to 16.5 million common shares.

In 2002, the Corporation adopted the fair value method of accounting for stock options, as outlined in SFAS No. 123 (as amended by SFAS No. 148). Transition rules require that all stock options granted in the year of adoption be accounted for under the fair value method, thus, the new method was applied prospectively to all grants made after December 31, 2001. Therefore, the expense related to stock-based compensation included in the determination of net income for 2004, 2003 and 2002 is less than that which would have been recognized if the fair value method had been applied to all awards since the original effective date of SFAS No. 123. Under SFAS No. 123, compensation expense, equal to the fair value of stock-based compensation as of the date of grant, is recognized over the vesting period. Awards under the Corporation's plans vest over periods ranging from one to four years. Options granted prior to January 1, 2002 continue to be accounted for under the intrinsic value method, as outlined in APB Opinion No. 25. The effect on net income and net income per common share if the fair value method had been applied to all outstanding and unvested awards is presented in Note 1 on page 64.

The fair value of stock options granted was estimated at the date of grant using the Black-Scholes option pricing model. The Black-Scholes model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require several inputs, including the expected stock price volatility. The model may not necessarily provide a reliable single measure of the fair value of employee and director stock options. The Corporation's employee and director stock options have characteristics significantly different from those of traded options and changes in input assumptions can materially affect the fair value estimates.

The fair value of the options granted was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Years Ended December 31		
	2004	2003	2002
Risk-free interest rate	**3.52%**	3.08%	4.68%
Expected dividend yield	**3.28**	2.83	2.65
Expected volatility factors of the market price of Comerica common stock	**31**	33	33
Expected option life (in years)	**5.0**	5.0	4.8

A summary of the Corporation's stock option activity, and related information for each of the three years in the period ended December 31, 2004 follows:

		Weighted Average per Share	
	Number of Options	Exercise Price	Market Price
	(in thousands)		
Outstanding — January 1, 2002	13,099	$46.81	$57.30
Granted (weighted-average grant fair value of $17.64)	3,197	63.14	63.14
Forfeited	(288)	60.25	55.51
Exercised	(1,134)	29.63	59.49
Outstanding — December 31, 2002	14,874	$51.37	$43.24
Granted (weighted-average grant fair value of $10.32)	2,993	40.68	40.68
Forfeited	(651)	56.13	45.87
Exercised	(533)	24.99	46.34
Outstanding — December 31, 2003	16,683	$50.12	$56.06
Granted (weighted-average grant fair value of $12.33)	**2,817**	**52.64**	**52.64**
Forfeited	**(657)**	**55.59**	**56.70**
Exercised	**(1,769)**	**32.79**	**57.79**
Outstanding — December 31, 2004	**17,074**	**$52.04**	**$61.02**
Exercisable — December 31, 2003	10,901	$50.73	
Exercisable — December 31, 2004	**10,933**	**52.86**	
Available for grant — December 31, 2004	**7,882**		

The table below summarizes information about stock options outstanding at December 31, 2004:

Range of Exercise Prices	Outstanding			Exercisable	
	Number of Options	Weighted Average Life (a)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
	(in thousands)			(in thousands)	
$13.42 — $19.92	338	0.4	$18.20	338	$18.20
25.42 — 38.85	830	1.5	26.20	826	26.15
40.09 — 49.87	4,989	6.1	40.88	3,090	41.19
51.02 — 58.44	4,806	8.0	52.32	1,659	52.10
60.09 — 66.81	4,580	6.1	64.55	3,489	65.01
69.00 — 71.58	1,531	3.2	71.58	1,531	71.58
Total	17,074	6.0	$52.04	10,933	$52.86

(a) Weighted average contractual life remaining in years.

In addition, the Corporation awarded 257 thousand, 225 thousand and 123 thousand shares of restricted stock in 2004, 2003 and 2002, respectively. The fair value of these shares at grant date was $14 million in 2004, $9 million in 2003 and $8 million in 2002.

Total compensation cost recognized for stock-based employee compensation was $34 million, $28 million and $25 million in 2004, 2003 and 2002, respectively.

Note 16 — Employee Benefit Plans

The Corporation has a qualified and a non-qualified defined benefit pension plan, which together, provide benefits for substantially all full-time employees. Employee benefits expense included pension expense of $16 million, $26 million and $5 million in 2004, 2003 and 2002, respectively, for the plans. Benefits under the plans are based primarily on years of service, age and compensation during the five highest paid consecutive calendar years occurring during the last ten years before retirement. The plans' assets primarily consist of units of certain collective investment funds and mutual investment funds administered by Munder Capital Management, equity securities, U.S. government and agency securities, corporate bonds and notes and a real estate investment trust. The predominance of these assets have publicly quoted prices, which is the basis for determining fair value of plan assets.

The Corporation's postretirement benefits plan continues to provide postretirement health care and life insurance benefits for retirees as of December 31, 1992, and life insurance only for retirees after that date. The Corporation has funded the plan with bank-owned life insurance. On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act (the Act) was signed into law. In January 2004, the FASB issued FASB Staff Position (FSP) 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," subsequently revised in April 2004. FSP 106-1 permits a sponsor of a postretirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Act and requires certain disclosures pending issuance of accounting guidance for the federal subsidy resulting from the Act. The Act introduces a Medicare prescription drug benefit as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the Medicare benefit. The Corporation elected to defer the accounting for the Act in accordance with FSP 106-1.

In May 2004, the FASB issued FSP 106-2, which provides guidance on the accounting for the federal subsidy resulting from the Act. FSP 106-2 requires the subsidy to be accounted for under current guidance for other postretirement benefits. As such, the effects of the subsidy on the benefits attributable to past services are accounted for as an actuarial gain. The Corporation's entire postretirement prescription drug related liability is attributable to past services as the benefits were only provided to employees that retired prior to December 31, 1992. The Corporation adopted the provisions of FSP 106-2 in the quarter ended September 30, 2004. In accordance with FSP 106-2, the Corporation determined its postretirement drug benefits to be "actuarially equivalent." However, the enactment of the Act was not considered a "significant event." Therefore, the effects of the Act were incorporated at December 31, 2004, the regularly scheduled measurement date for the plan assets and obligation, resulting in a reduction in the accumulated postretirement plan benefit obligation of $9 million at December 31, 2004.

The following table sets forth reconciliations of the Corporation's qualified pension plan, non-qualified pension plan and postretirement plan benefit obligations and plan assets. The Corporation used a measurement date of December 31, 2004 for these plans.

	Qualified Defined Benefit Pension Plan		Non-Qualified Defined Benefit Pension Plan		Postretirement Benefit Plan	
	2004	2003	2004	2003	2004	2003
			(in millions)			
Change in projected benefit obligation:						
Projected benefit obligation at January 1	$831	$726	$ 92	$83	$82	$84
Service cost	24	20	3	3	—	—
Interest cost	50	47	6	5	5	5
Immediate recognition of benefit cost	—	—	—	2	—	—
Actuarial (gain) loss	52	64	3	2	(3)	(1)
Benefits paid	(28)	(26)	(3)	(3)	(6)	(6)
Plan change	16	—	2	—	—	—
Projected benefit obligation at December 31	$945	$831	$103	$92	$78	$82
Change in plan assets:						
Fair value of plan assets at January 1	$853	$703	$ —	$—	$82	$79
Actual return on plan assets	112	130	—	—	5	8
Employer contributions	62	46	3	3	3	1
Benefits paid	(28)	(26)	(3)	(3)	(6)	(6)
Fair value of plan assets at December 31	$999	$853	$ —	$—	$84	$82
Accumulated benefit obligation	$828	$731	$ 82	$74	$78	$82

The normal retirement age was changed to 65 for retirements or terminations from active service on or after January 1, 2005, resulting in an additional projected benefit obligation at December 31, 2004 of $16 million and $2 million for the qualified and non-qualified pension plans, respectively.

The non-qualified pension plan was the only pension plan with an accumulated benefit obligation in excess of plan assets.

The following table sets forth the funded status of the qualified pension plan, non-qualified pension plan and postretirement plan and amounts recognized on the Corporation's consolidated balance sheets:

	Qualified Defined Benefit Pension Plan		Non-Qualified Defined Benefit Pension Plan		Postretirement Benefit Plan	
	2004	2003	2004	2003	2004	2003
	(in millions)					
Funded status at December 31*	$ 54	$ 22	$(103)	$(92)	$ 6	$—
Unrecognized net loss	295	284	40	36	15	19
Unrecognized net transition obligation	—	—	—	—	34	38
Unrecognized prior service cost	32	17	3	—	—	—
Prepaid (accrued) benefit cost	$381	$323	$ (60)	$(56)	$55	$57
Accrued minimum benefit liability	—	—	(21)	(18)	—	—
Intangible asset	—	—	3	—	—	—
Accumulated other comprehensive income	—	—	18	18	—	—
Net amount recognized	$381	$323	$ (60)	$(56)	$55	$57

* Based on projected benefit obligation

Components of net periodic benefit cost (income) are as follows:

Qualified and Non-Qualified Defined Benefit Pension Plans

	Years Ended December 31					
	Qualified Defined Benefit Pension Plan			Non-Qualified Defined Benefit Pension Plan		
	2004	2003	2002	2004	2003	2002
	(in millions)					
Service cost	$ 24	$ 20	$ 17	$ 3	$ 3	$ 2
Interest cost	50	47	46	6	5	5
Expected return on plan assets	(84)	(69)	(71)	—	—	—
Amortization of unrecognized prior service cost	2	2	2	—	—	1
Immediate recognition of benefit cost	—	—	—	—	2	—
Amortization of unrecognized net loss	12	13	—	3	3	3
Net periodic benefit cost (income)	$ 4	$ 13	$ (6)	$12	$13	$11
Additional information:						
(Decrease) increase in minimum liability included in other comprehensive income/loss	$ —	$ —	$ —	$—	$ (3)	$21
Actual return (loss) on plan assets	112	130	(54)	—	—	—

Postretirement Benefit Plan

	Years Ended December 31		
	2004	2003	2002
		(in millions)	
Interest cost	$ 5	$ 5	$ 6
Expected return on plan assets	(4)	(4)	(5)
Amortization of unrecognized transition obligation	4	4	4
Amortization of unrecognized net loss	1	—	—
Net periodic benefit cost	$ 6	$ 5	$ 5
Additional information:			
(Decrease) increase in minimum liability included in other comprehensive income/loss	$—	$—	$—
Actual return (loss) on plan assets	5	8	(1)

Actuarial assumptions are reflected below. The discount rate and rate of compensation increase used to determine benefit obligation for each year shown is as of the end of the year. The discount rate, expected return on plan assets and rate of compensation increase used to determine net cost for each year shown is as of the beginning of the year.

Weighted-average assumptions used to determine period end benefit obligation:

	December 31					
	Qualified and Non-Qualified Defined Benefit Pension Plans			Postretirement Benefit Plan		
	2004	2003	2002	2004	2003	2002
Discount rate used in determining benefit obligation	5.8%	6.1%	6.8%	5.8%	6.1%	6.8%
Rate of compensation increase	4.0	4.0	4.5			

Weighted-average assumptions used to determine net cost:

	Years Ended December 31					
	Qualified and Non-Qualified Defined Benefit Pension Plans			Postretirement Benefit Plan		
	2004	2003	2002	2004	2003	2002
Discount rate used in determining net cost	6.1%	6.8%	7.4%	6.1%	6.8%	7.4%
Expected return on plan assets	8.8	8.8	10.0	5.0	5.0	5.0
Rate of compensation increase	4.0	4.0	5.0			

The long-term rate of return expected on plan assets is set after considering both long-term returns in the general market and long-term returns experienced by the assets in the plan. The returns on the various asset categories are blended to derive one long-term rate of return. The Corporation reviews its pension plan assumptions on an annual basis with its actuarial consultants to determine if assumptions are reasonable and adjusts the assumptions to reflect changes in future expectations.

Assumed healthcare and prescription drug cost trend rates:

	December 31			
	Healthcare		Prescription Drug	
	2004	2003	2004	2003
Cost trend rate assumed for next year	7%	7%	12%	8%
Rate that the cost trend rate gradually declines to	5	5	5	5
Year that the rate reaches the rate it is assumed to remain at	2010	2007	2010	2007

Assumed healthcare and prescription drug cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage point change in 2004 assumed healthcare and prescription drug cost trend rates would have the following effects:

	One-Percentage-Point	
	Increase	Decrease
	(in millions)	
Effect on postretirement benefit obligation	$6	$(5)
Effect on total service and interest cost	—	—

Plan Assets

The Corporation's qualified defined benefit pension plan asset allocations at December 31, 2004 and 2003 and target allocation for 2005 are shown in the table below. There were no assets in the non-qualified defined benefit pension plan. The postretirement benefit plan is fully invested in bank-owned life insurance policies.

	Qualified Defined Benefit Pension Plan		
	Target Allocation	Percentage of Plan Assets at December 31,	
Asset Category	2005	2004	2003
Equity securities	55 – 65%	64%	64%
Fixed income, including cash	30 – 40	34	34
Alternative assets	0 – 5	2	2
Total		100%	100%

The investment goal for the qualified defined benefit pension plan is to achieve a real rate of return (nominal rate minus consumer price index change) consistent with that received on investment grade corporate bonds. The Corporation's 2005 target allocation percentages by asset category are noted in the table above. Given the mix of equity securities and fixed income (including cash), management believes that by targeting the benchmark return to an "investment grade" quality return, an appropriate degree of risk is maintained. Within the asset classes, the degree of non-U.S. based assets is limited to 15 percent of the total, to be allocated within both equity securities and fixed income. The investment manager has discretion to make investment decisions within the target allocation parameters. The Corporation's Employee Benefits Committee must approve exceptions to this policy. Securities issued by the Corporation and its subsidiaries are not eligible for use within this plan.

Cash Flows

Estimated Future Employer Contributions	Qualified Defined Benefit Pension Plan (Year Ended December 31)	Non-qualified Defined Benefit Pension Plan (Year Ended December 31)	Postretirement Benefit Plan* (Year Ended December 31)
		(in millions)	
2005	$62	$4	$7

* Estimated employer contributions in the postretirement benefit plan do not include settlements on death claims.

Estimated Future Benefit Payments	Qualified Defined Benefit Pension Plan (Years Ended December 31)	Non-qualified Defined Benefit Pension Plan (Years Ended December 31)	Postretirement Benefit Plan* (Years Ended December 31)
		(in millions)	
2005	$ 31	$ 4	$ 7
2006	33	4	6
2007	36	5	6
2008	38	5	6
2009	41	5	6
2010 — 2014	268	36	27

* Estimated benefit payments in the postretirement benefit plan are net of estimated Medicare subsidies.

The Corporation also maintains defined contribution plans (including 401(k) plans) for various groups of its employees. All of the Corporation's employees are eligible to participate in one or more of the plans. Under the Corporation's principal defined contribution plan, the Corporation makes matching contributions, most of which are based on a declining percentage of employee contributions (currently, maximum per employee is $1,000) as well as a performance-based matching contribution based on the Corporation's financial performance. The Corporation's match is made in stock of the Corporation, which is restricted until the end of the calendar year, after which the employees may reallocate to other investment options. Employees may choose to invest contributions in the stock of the Corporation, and may reallocate employee contributions invested in the Corporation's stock to other investments at any time. Employee benefits expense included expense of $15 million in 2004, $13 million in 2003 and $11 million in 2002 for the plans.

Note 17 — Income Taxes

The current and deferred components of the provision for income taxes are as follows:

	December 31 2004	2003	2002
		(in millions)	
Current			
Federal	$230	$201	$209
Foreign	6	18	8
State and local	(2)	23	16
Total current	234	242	233
Deferred federal, state and local	119	50	48
Total	$353	$292	$281

There was no net income tax provision on securities transactions in 2004, compared to tax provisions of $18 million and $14 million in 2003 and 2002, respectively.

The principal components of deferred tax assets and liabilities are as follows:

	December 31	
	2004	2003
	(in millions)	
Deferred tax assets:		
Allowance for loan losses	$240	$276
Deferred loan origination fees and costs	42	43
Other comprehensive income	33	—
Employee benefits	6	7
Other temporary differences, net	81	96
Total deferred tax assets	402	422
Deferred tax liabilities:		
Lease financing transactions	627	565
Allowance for depreciation	14	11
Other comprehensive income	—	43
Total deferred tax liabilities	641	619
Net deferred tax liability	$239	$197

A reconciliation of expected income tax expense at the federal statutory rate of 35 percent to the Corporation's provision for income taxes and effective tax rate follows:

	Years Ended December 31					
	2004		2003		2002	
	Amount	Rate	Amount	Rate	Amount	Rate
	(dollar amounts in millions)					
Tax based on federal statutory rate	$389	35.0%	$333	35.0%	$309	35.0%
State income taxes	6	0.6	12	1.2	15	1.7
Affordable housing credit	(22)	(1.9)	(19)	(2.0)	(15)	(1.7)
Bank-owned life insurance	(14)	(1.2)	(16)	(1.7)	(20)	(2.3)
Effect of tax-exempt interest income	(2)	(0.2)	(2)	(0.2)	(2)	(0.2)
United Kingdom tax credit	—	—	(9)	(0.9)	—	—
Other	(4)	(0.5)	(7)	(0.7)	(6)	(0.7)
Provision for income taxes	$353	31.8%	$292	30.7%	$281	31.8%

Note 18 — Transactions With Related Parties

The bank subsidiaries have had, and expect to have in the future, transactions with the Corporation's directors and executive officers, and companies with which they are associated. Such transactions were made in the ordinary course of business and included extensions of credit, leases and professional services. With respect to extensions of credit, all were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers and did not, in management's opinion, involve more than normal risk of collectibility or present other unfavorable features. The aggregate amount of loans attributable to persons who were related parties at December 31, 2004, totaled $287 million at the beginning and $248 million at the end of 2004. During 2004, new loans to related parties aggregated $537 million and repayments totaled $576 million.

Note 19 — Regulatory Capital and Reserve Requirements

Cash and due from banks includes reserves required to be maintained and/or deposited with the Federal Reserve Bank. These reserve balances vary, depending on the level of customer deposits in the Corporation's subsidiary banks. The average required reserve balances were $264 million and $250 million for the years ended December 31, 2004 and 2003, respectively.

Banking regulations limit the transfer of assets in the form of dividends, loans or advances from the bank subsidiaries to the Corporation. Under the most restrictive of these regulations, the aggregate amount of dividends which can be paid to the Corporation without obtaining prior approval from bank regulatory agencies approximated $470 million at January 1, 2005, plus current year's earnings. Substantially all the assets of the Corporation's bank subsidiaries are restricted from transfer to the Corporation in the form of loans or advances.

Dividends declared to the Corporation by its banking subsidiaries amounted to $691 million, $354 million and $647 million in 2004, 2003 and 2002, respectively.

The Corporation and its banking subsidiaries are subject to various regulatory capital requirements administered by federal and state banking agencies. Quantitative measures established by regulation to ensure capital adequacy require the maintenance of minimum amounts and ratios of Tier 1 and total capital (as defined in the regulations) to average and risk-weighted assets. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. At December 31, 2004 and 2003, the Corporation and all of its banking subsidiaries exceeded the ratios required for an institution to be considered "well capitalized" (total risk-based capital, tier 1 risk-based capital and leverage ratios greater than 10 percent, 6 percent and 5 percent, respectively). The following is a summary of the capital position of the Corporation and its significant banking subsidiary.

	Comerica Incorporated (Consolidated)	Comerica Bank
	(dollar amounts in millions)	
December 31, 2004		
Tier 1 common capital	$ 4,916	$ 5,032
Tier 1 capital	5,301	5,352
Total capital	7,707	7,387
Risk-weighted assets	60,451	60,118
Average assets (fourth quarter)	51,101	50,606
Tier 1 common capital to risk-weighted assets	8.13%	8.37%
Tier 1 capital to risk-weighted assets (minimum-4.0%)	8.77	8.90
Total capital to risk-weighted assets (minimum-8.0%)	12.75	12.29
Tier 1 capital to average assets (minimum-3.0%)	10.37	10.58
December 31, 2003		
Tier 1 common capital	$ 4,786	$ 4,909
Tier 1 capital	5,186	5,229
Total capital	7,560	7,196
Risk-weighted assets	59,505	59,198
Average assets (fourth quarter)	51,214	50,914
Tier 1 common capital to risk-weighted assets	8.04%	8.29%
Tier 1 capital to risk-weighted assets (minimum-4.0%)	8.72	8.83
Total capital to risk-weighted assets (minimum-8.0%)	12.71	12.16
Tier 1 capital to average assets (minimum-3.0%)	10.13	10.27

Note 20 — Derivative and Credit-Related Financial Instruments and Foreign Exchange Contracts

In the normal course of business, the Corporation enters into various transactions involving derivative financial instruments, foreign exchange contracts and credit-related financial instruments to manage exposure to fluctuations in interest rate, foreign currency and other market risks and to meet the financing needs of customers. These financial instruments involve, to varying degrees, elements of credit and market risk.

Credit risk is the possible loss that may occur in the event of nonperformance by the counterparty to a financial instrument. The Corporation attempts to minimize credit risk arising from financial instruments by evaluating the creditworthiness of each counterparty, adhering to the same credit approval process used for traditional lending activities. Counterparty risk limits and monitoring procedures have also been established to facilitate the management of credit risk. Collateral is obtained, if deemed necessary, based on the results of management's credit evaluation. Collateral varies, but may include cash, investment securities, accounts receivable, equipment or real estate.

Derivative financial instruments and foreign exchange contracts are traded over an organized exchange or negotiated over-the-counter. Credit risk associated with exchange-traded contracts is typically assumed by the organized exchange. Over-the-counter contracts are tailored to meet the needs of the counterparties involved and, therefore, contain a greater degree of credit risk and liquidity risk than exchange-traded contracts, which have standardized terms and readily available price information. The Corporation reduces exposure to credit and liquidity risks from over-the-counter derivative and foreign exchange contracts by conducting such transactions with investment-grade domestic and foreign investment banks or commercial banks.

Market risk is the potential loss that may result from movements in interest or foreign currency rates, which cause an unfavorable change in the value of a financial instrument. The Corporation manages this risk by establishing monetary exposure limits and monitoring compliance with those limits. Market risk arising from derivative and foreign exchange positions entered into on behalf of customers is reflected in the consolidated financial statements and may be mitigated by entering into offsetting transactions. Market risk inherent in derivative and foreign exchange contracts held or issued for risk management purposes is generally offset by changes in the value of rate sensitive assets or liabilities.

Derivative Financial Instruments and Foreign Exchange Contracts

The Corporation, as an end-user, employs a variety of financial instruments for risk management purposes. Activity related to these instruments is centered predominantly in the interest rate markets and mainly involves interest rate swaps. Various other types of instruments are also used to manage exposures to market risks, including interest rate caps and floors, total return swaps, foreign exchange forward contracts and foreign exchange swap agreements.

As part of a fair value hedging strategy, the Corporation has entered into interest rate swap agreements for interest rate risk management purposes. These interest rate swap agreements effectively modify the Corporation's exposure to interest rate risk by converting fixed-rate deposits and debt to a floating rate. These agreements involve the receipt of fixed rate interest amounts in exchange for floating rate interest payments over the life of the agreement, without an exchange of the underlying principal amount. No ineffectiveness was required to be recorded on these hedging instruments in the statement of income for the year ended December 31, 2004.

As part of a cash flow hedging strategy, the Corporation entered into predominantly 2 to 3 year interest rate swap agreements (weighted average original maturity of 2.8 years) that effectively convert a portion of its existing and forecasted floating-rate loans to a fixed-rate basis, thus reducing the impact of interest rate changes on future interest income over the next 2 to 3 years. Approximately 24 percent ($10 billion) of the Corporation's outstanding loans were designated as the hedged items to interest rate swap agreements at December 31, 2004. For the year ended December 31, 2004, interest rate swap agreements designated as cash flow hedges increased interest and fees on loans by $182 million compared with $285 million for the year ended December 31, 2003. Other noninterest income in the year ended December 31, 2004 included $3 million of ineffective cash flow hedge net losses. If interest rates, interest yield curves and notional amounts remain at their current levels, the Corporation expects to reclassify $8 million of net gains on derivative instruments, that are designated as cash flow hedges, from accumulated other comprehensive income to earnings during the next twelve months due to receipt of variable interest associated with the existing and forecasted floating-rate loans.

In addition, the Corporation uses foreign exchange forward and option contracts to protect the value of its foreign currency investment in foreign subsidiaries. Realized and unrealized gains and losses from these hedges are not included in the statement of income, but are shown in the accumulated foreign currency translation adjustment account included in other comprehensive income, with the related amounts due to or from counterparties included in other liabilities or other assets. During the year ended December 31, 2004, the Corporation recognized $2 million of net losses in accumulated foreign currency translation adjustment, related to the foreign exchange forward and option contracts, compared to an immaterial amount during the year ended December 31, 2003.

Management believes these strategies achieve the desired relationship between the rate maturities of assets and funding sources which, in turn, reduces the overall exposure of net interest income to interest rate risk, although, there can be no assurance that such strategies will be successful. The Corporation also uses various other types of financial instruments to mitigate interest rate and foreign currency risks associated with specific assets or liabilities. Such instruments include interest rate caps and floors, foreign exchange forward contracts, foreign exchange option contracts and foreign exchange cross-currency swaps.

The following table presents the composition of derivative financial instruments and foreign exchange contracts, excluding commitments, held or issued for risk management purposes at December 31, 2004 and 2003. The fair values of all derivatives and foreign exchange contracts are reflected in the consolidated balance sheets.

	Notional/ Contract Amount	Unrealized Gains	Unrealized Losses	Fair Value
		(in millions)		
December 31, 2004				
Risk management				
Interest rate contracts:				
Swaps	$12,087	$218	$59	$159
Foreign exchange contracts:				
Spot and forwards	376	19	1	18
Swaps	58	—	1	(1)
Total foreign exchange contracts	434	19	2	17
Total risk management	$12,521	$237	$61	$176
December 31, 2003				
Risk management				
Interest rate contracts:				
Swaps	$10,818	$348	$ 2	$346
Foreign exchange contracts:				
Spot and forwards	340	23	1	22
Swaps	99	—	1	(1)
Total foreign exchange contracts	439	23	2	21
Total risk management	$11,257	$371	$ 4	$367

Notional amounts, which represent the extent of involvement in the derivatives market, are generally used to determine the contractual cash flows required in accordance with the terms of the agreement. These amounts are typically not exchanged, significantly exceed amounts subject to credit or market risk, and are not reflected in the consolidated balance sheets.

Credit risk, which excludes the effects of any collateral or netting arrangements, is measured as the cost to replace, at current market rates, contracts in a profitable position. The amount of this exposure is represented by the gross unrealized gains on derivative and foreign exchange contracts.

Bilateral collateral agreements with counterparties covered 83 percent and 86 percent of the notional amount of interest rate derivative contracts at December 31, 2004 and 2003, respectively. These agreements reduce credit risk by providing for the exchange of marketable investment securities to secure amounts due on contracts in an unrealized gain position. In addition, at December 31, 2004, master netting arrangements had been established with all interest rate swap counterparties and certain foreign exchange counterparties. These arrangements effectively reduce credit risk by permitting settlement, on a net basis, of contracts entered into with the same counterparty. The Corporation has not experienced any material credit losses associated with derivative or foreign exchange contracts.

On a limited scale, fee income is earned from entering into various transactions, principally foreign exchange contracts and interest rate contracts at the request of customers. Market risk inherent in customer contracts is often mitigated by taking offsetting positions. The Corporation generally does not speculate in derivative financial instruments for the purpose of profiting in the short-term from favorable movements in market rates.

The following table presents the composition of derivative financial instruments and foreign exchange contracts held or issued in connection with customer-initiated and other activities.

	Notional/ Contract Amount	Unrealized Gains	Unrealized Losses	Fair Value
		(in millions)		
December 31, 2004				
Customer-initiated and other				
Interest rate contracts:				
Caps and floors written	$ 301	$ —	$ 2	$ (2)
Caps and floors purchased	349	2	—	2
Swaps	1,726	20	16	4
Total interest rate contracts	2,376	22	18	4
Foreign exchange contracts:				
Spot, forwards, futures and options	3,290	117	112	5
Swaps	31	1	—	1
Total foreign exchange contracts	3,321	118	112	6
Total customer-initiated and other	$5,697	$140	$130	$10
December 31, 2003				
Customer-initiated and other				
Interest rate contracts:				
Caps and floors written	$ 443	$ —	$ 3	$ (3)
Caps and floors purchased	443	3	—	3
Swaps	1,416	24	21	3
Total interest rate contracts	2,302	27	24	3
Foreign exchange contracts:				
Spot, forwards, futures and options	1,879	41	37	4
Swaps	25	1	1	—
Total foreign exchange contracts	1,904	42	38	4
Total customer-initiated and other	$4,206	$ 69	$ 62	$ 7

Fair values for customer-initiated and other derivative and foreign exchange contracts represent the net unrealized gains or losses on such contracts and are recorded in the consolidated balance sheets. Changes in fair value are recognized in the consolidated income statements. The following table provides the average unrealized gains and unrealized losses and noninterest income generated on customer-initiated and other interest rate contracts and foreign exchange contracts.

	Years Ended December 31	
	2004	2003
	(in millions)	
Average unrealized gains	$81	$74
Average unrealized losses	71	67
Noninterest income	34	35

Detailed discussions of each class of derivative financial instruments and foreign exchange contracts held or issued by the Corporation for both risk management and customer-initiated and other activities are as follows.

Interest Rate Swaps

Interest rate swaps are agreements in which two parties periodically exchange fixed cash payments for variable payments based on a designated market rate or index (or variable payments based on two different rates or indices for basis swaps), applied to a specified notional amount until a stated maturity. The Corporation's swap agreements are structured such that variable payments are primarily based on prime, one-month LIBOR or three-month LIBOR. These instruments are principally negotiated over-the-counter and are subject to credit risk, market risk and liquidity risk.

Interest Rate Options, Including Caps and Floors

Option contracts grant the option holder the right to buy or sell an underlying financial instrument for a predetermined price before the contract expires. Interest rate caps and floors are option-based contracts which entitle the buyer to receive cash payments based on the difference between a designated reference rate and the strike price, applied to a notional amount. Written options, primarily caps, expose the Corporation to market risk but not credit risk. A fee is received at inception for assuming the risk of unfavorable changes in interest rates. Purchased options contain both credit and market risk; however, market risk is limited to the fee paid. Options are either exchange-traded or negotiated over-the-counter. All interest rate caps and floors are over-the-counter agreements.

Foreign Exchange Contracts

The Corporation uses foreign exchange rate swaps, including generic receive variable swaps and cross-currency swaps, for risk management purposes. Generic receive variable swaps involve payment, in a foreign currency, of the difference between a contractually fixed exchange rate and an average exchange rate determined at settlement, applied to a notional amount. Cross-currency swaps involve the exchange of both interest and principal amounts in two different currencies. Other foreign exchange contracts such as futures, forwards and options are primarily entered into as a service to customers and to offset market risk arising from such positions. Futures and forward contracts require the delivery or receipt of foreign currency at a specified date and exchange rate. Foreign currency options allow the holder to purchase or sell a foreign currency at a specified date and price. Foreign exchange futures are exchange-traded, while forwards, swaps and most options are negotiated over-the-counter. Foreign exchange contracts expose the Corporation to both market risk and credit risk.

Commitments

The Corporation also enters into commitments to purchase or sell earning assets for risk management and trading purposes. These transactions are similar in nature to forward contracts. The Corporation had commitments to purchase investment securities for its trading account and available-for-sale portfolio totaling $4 million at December 31, 2004 and $3 million at December 31, 2003. Commitments to sell investment securities related to the trading account totaled $4 million at December 31, 2004 and $2 million at December 31, 2003. Outstanding commitments expose the Corporation to both credit and market risk.

Credit-Related Financial Instruments

The Corporation issues off-balance sheet financial instruments in connection with commercial and consumer lending activities. The Corporation's credit risk associated with these instruments is represented by the contractual amounts indicated in the following table.

	December 31	
	2004	2003
	(in millions)	
Unused commitments to extend credit	$28,349	$27,049
Standby letters of credit and financial guarantees	6,326	6,045
Commercial letters of credit	340	261

The Corporation maintains an allowance to cover probable credit losses inherent in lending-related commitments, including commitments to extend credit, letters of credit and guarantees. At December 31, 2004 and 2003, the allowance for credit losses on lending-related commitments, which is recorded in "accrued expenses and other liabilities" on the consolidated balance sheets, was $21 million and $33 million, respectively.

Unused Commitments to Extend Credit

Commitments to extend credit are legally binding agreements to lend to a customer, provided there is no violation of any condition established in the contract. These commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many commitments expire without being drawn upon, the total contractual amount of commitments does not necessarily represent future cash requirements of the Corporation. Total unused commitments to extend credit included bankcard, revolving check credit and equity access loan commitments of $2 billion at both December 31, 2004 and 2003. Other unused commitments, primarily variable rate, totaled $26 billion and $25 billion at December 31, 2004 and 2003, respectively.

Standby and Commercial Letters of Credit and Financial Guarantees

Standby and commercial letters of credit and financial guarantees represent conditional obligations of the Corporation which guarantee the performance of a customer to a third party. Standby letters of credit and financial guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. Long-term standby letters of credit and financial guarantees, defined as those maturing beyond one year, expire in decreasing amounts through the year 2015, and were $1,900 million and $1,832 million at December 31, 2004 and 2003, respectively.

The remaining standby letters of credit and financial guarantees, which mature within one year, totaled $4,426 million and $4,213 million at December 31, 2004 and 2003, respectively. Commercial letters of credit are issued to finance foreign or domestic trade transactions and are short-term in nature. The Corporation may enter into participation arrangements with third parties, which effectively reduce the maximum amount of future payments, which may be required under standby letters of credit. These risk participations covered $471 million of the $6,326 million standby letters of credit outstanding at December 31, 2004. At December 31, 2004, the carrying value of the Corporation's standby and commercial letters of credit and financial guarantees, which is included in "accrued expenses and other liabilities" on the consolidated balance sheet, totaled $79 million.

Note 21 — Contingent Liabilities

Legal Proceedings

The Corporation and certain of its subsidiaries are subject to various pending and threatened legal proceedings arising out of the normal course of business or operations. In view of the inherent difficulty of predicting the outcome of such matters, the Corporation cannot state what the eventual outcome of any such matters will be. However, based on current knowledge and after consultation with legal counsel, management believes that current reserves, determined in accordance with SFAS No. 5, "Accounting for Contingencies", are adequate and the amount of any incremental liability arising from these matters is not expected to have a material adverse effect on the Corporation's consolidated financial condition or results of operations.

Tax Contingency

In the ordinary course of business, the Corporation enters into certain transactions that have tax consequences. From time to time, the Internal Revenue Service (IRS) questions and/or challenges the tax position taken by the Corporation with respect to those transactions. The Corporation engaged in certain types of structured leasing transactions and a series of loans to foreign borrowers that the IRS is challenging. The Corporation believes that its tax position related to both transaction groups referred to above is proper based upon applicable statutes, regulations and case law in effect at the time of the transactions. The Corporation intends to defend its position vigorously in accordance with its view of the law controlling these activities. However, a court, or administrative authority, if presented with the transactions, could disagree with the Corporation's interpretation of the tax law. The ultimate outcome is not known.

Based on current knowledge and probability assessment of various potential outcomes, management believes that the current tax reserves, determined in accordance with SFAS No. 5, are adequate to cover the above matters and are not expected to have a material adverse effect on the Corporation's consolidated financial condition or results of operations. Probabilities and outcomes are reviewed as events unfold, and adjustments to the reserves are made when necessary.

Lease Accounting Contingency

There is current uncertainty related to the accounting for structured lease transactions, when such transactions are examined by the IRS and resolved, either with the IRS or by a court, for an amount which is less than what was previously reported in the Corporation's tax return. The staff of the FASB have recently discussed interpretations of the accounting literature that would require a recalculation of lease income based on cash flows as resolved, which would change reported lease income. Prior to resolution with the IRS, and prior to consensus on the accounting, the impact on the Corporation is not known.

Note 22 — Variable Interest Entities — Adoption of FIN 46(R)

Effective July 1, 2003, the Corporation adopted the provisions of FIN 46(R) for all interests held in a variable interest entity (VIE). The Corporation evaluated various entities in which it held an interest to determine if these entities met the definition of a VIE, and whether the Corporation was the primary beneficiary and should consolidate the entity based on the variable interests it held. The following provides a summary of the VIE's in which the Corporation has a significant interest, and discusses the accounting changes that resulted from the adoption of FIN 46(R).

The Corporation owns 100% of the common stock of two entities formed in 1997 and 2001 to issue trust preferred securities. Prior to the third quarter 2003 adoption of FIN 46(R), the Corporation consolidated these entities as a result of its ownership of the outstanding common securities. These entities met the FIN 46(R) definition of a VIE, but the Corporation is not the primary beneficiary in either of these entities. As such, the Corporation deconsolidated these entities in the third quarter 2003. The trust preferred securities held by these entities ($405 million at December 31, 2004) were previously classified in "medium- and long-term debt" on the Corporation's consolidated balance sheets. Deconsolidation of these entities did not change the classification of this as debt, but changed the debt instruments reported on the consolidated balance sheets from trust preferred securities debt to subordinated debt. The Corporation is not exposed to loss related to these VIE's. In accordance with current guidance from the banking regulators, this debt continues to qualify as Tier 1 capital.

The Corporation has a significant limited partnership interest in The Peninsula Fund Limited Partnership (PFLP), a venture capital fund, which was acquired in 1996. Under FIN 46(R), the PFLP's general partner (an employee of the Corporation) is considered a related party to the Corporation. Prior to the third quarter 2003 adoption of FIN 46(R), the Corporation recorded its investment in PFLP using the equity method, as an unconsolidated subsidiary. However, this entity met the FIN 46(R) definition of a VIE, and the Corporation is the primary beneficiary of the entity. As such, the Corporation consolidated PFLP in the third quarter 2003. At consolidation, PFLP had approximately $22 million in assets, primarily investment securities, and consolidation resulted in an increase in both the Corporation's assets and liabilities on the consolidated balance sheet of approximately $12 million. Consolidation does not impact net income, but changes the line items within the income statement where income from this entity is recorded; from noninterest income (where equity in earnings of unconsolidated subsidiaries was recorded) to interest income, noninterest income (net securities gains) and other noninterest expense. Creditors of the partnership do not have recourse against the Corporation, and exposure to loss as a result of involvement with PFLP at December 31, 2004 was limited to approximately $5 million of net equity investment in the entity and approximately $2 million of commitments for future investments.

The Corporation has limited partnership interests in three other venture capital funds, which were acquired in 1998, 1999 and 2000, where under FIN 46(R), the general partner (an employee of the Corporation) in these three partnerships is considered a related party to the Corporation. These three entities met the FIN 46(R) definition of a VIE. However, the Corporation is not the primary beneficiary of the entities. As such, the Corporation continues to account for its interest in these partnerships on the cost method. These three entities had approximately $181 million in assets at December 31, 2004. Exposure to loss as a result of involvement with these three entities at December 31, 2004 was limited to approximately $9 million of book basis of the Corporation's investments and approximately $3 million of commitments for future investments.

The Corporation, as a limited partner, also holds an insignificant ownership percentage interest in 102 other venture capital and private equity investment partnerships where the Corporation is not related to the general partner. While these entities may meet the FIN 46(R) definition of a VIE, the Corporation is not the primary beneficiary of any of these entities as a result of its insignificant ownership percentage interest. The Corporation accounts for its interests in these partnerships on the cost method, and exposure to loss as a result of involvement with these entities at December 31, 2004 was limited to approximately $114 million of book basis of the Corporation's investments and approximately $46 million of commitments for future investments.

Two limited liability subsidiaries of the Corporation are the general partners in two investment fund partnerships, formed in 1999 and 2003. As general partner, these subsidiaries manage the investments held by these funds. These two investment partnerships met the FIN 46(R) definition of a VIE. In the investment fund partnership formed in 1999, the Corporation is not the primary beneficiary of the entity. As such, the Corporation will continue to account for its indirect interests in this partnership on the cost method. This investment partnership had approximately $173 million in assets at December 31, 2004 and was structured so that the Corporation's exposure to loss as a result of its interest should be limited to the book basis of the Corporation's investment in the limited liability subsidiary, which was insignificant at December 31, 2004. In the investment fund partnership formed in 2003, the Corporation is the primary beneficiary of the entity and would be required to consolidate the entity, if material. This investment partnership had assets of approximately $9 million at December 31, 2004 and was structured so that the Corporation's exposure to loss as a result of its interest should be limited to the book basis of the Corporation's investment in the limited liability subsidiary, which was insignificant at December 31, 2004.

The Corporation has a significant limited partner interest in 25 low income housing tax credit/historic rehabilitation tax credit partnerships, acquired at various times from 1992 to 2003. These entities met the FIN 46(R) definition of a VIE. However, the Corporation is not the primary beneficiary of the entities and, as such, will continue to account for its interest in these partnerships on the cost or equity method. These entities had approximately $163 million in assets at December 31, 2004. Exposure to loss as a result of its involvement with these entities at December 31, 2004 was limited to approximately $30 million of book basis of the Corporation's investment, which includes unfunded commitments for future investments.

The Corporation, as a limited partner, also holds an insignificant ownership percentage interest in 79 other low income housing tax credit/historic rehabilitation tax credit partnerships. While these entities may meet the FIN 46(R) definition of a VIE, the Corporation is not the primary beneficiary of any of these entities as a result of its insignificant ownership percentage interest. As such, the Corporation will continue to account for its interest in these partnerships on the cost or equity method. Exposure to loss as a result of its involvement with these entities at December 31, 2004 was limited to approximately $108 million of book basis of the Corporation's investment, which includes unfunded commitments for future investments.

For further information on the adoption of FIN 46(R), see Note 1 on page 64.

Note 23 — Estimated Fair Value of Financial Instruments

Disclosure of the estimated fair values of financial instruments, which differ from carrying values, often requires the use of estimates. In cases where quoted market values are not available, the Corporation uses present value techniques and other valuation methods to estimate the fair values of its financial instruments. These valuation methods require considerable judgment, and the resulting estimates of fair value can be significantly affected by the assumptions made and methods used. Accordingly, the estimates provided herein do not necessarily indicate amounts which could be realized in a current exchange. Furthermore, as the Corporation typically holds the majority of its financial instruments until maturity, it does not expect to realize many of the estimated amounts disclosed. The disclosures also do not include estimated fair value amounts for items which are not defined as financial instruments, but which have significant value. These include such items as core deposit intangibles, the future earnings potential of significant customer relationships and the value of trust operations and other fee generating businesses. The Corporation believes the imprecision of an estimate could be significant.

The Corporation used the following methods and assumptions in estimating fair value disclosures for financial instruments:

Cash and short-term investments: The carrying amount approximates the estimated fair value of these instruments, which consists of cash and due from banks, interest-bearing deposits with banks and federal funds sold.

Trading securities: These securities are carried at quoted market value or the market value for comparable securities, which represents estimated fair value.

Loans held-for-sale: The market value of these loans represents estimated fair value or estimated net selling price. The market value is determined on the basis of existing forward commitments or the current market values of similar loans.

Investment securities: The market value of investment securities, which is based on quoted market values or the market values for comparable securities, represents estimated fair value.

Domestic business loans: These consist of commercial, real estate construction, commercial mortgage and equipment lease financing loans. The estimated fair value of the Corporation's variable rate commercial loans is represented by their carrying value, adjusted by an amount which estimates the change in fair value caused by changes in the credit quality of borrowers since the loans were originated. The estimated fair value of fixed rate commercial loans is calculated by discounting the contractual cash flows of the loans using year-end origination rates derived from the Treasury yield curve or other representative bases. The resulting amounts are adjusted to estimate the effect of changes in the credit quality of borrowers since the loans were originated.

International loans: The estimated fair value of the Corporation's short-term international loans, which consist of trade-related loans, or loans which have no cross-border risk due to the existence of domestic guarantors or liquid collateral, is represented by their carrying value, adjusted by an amount which estimates the effect on fair value of changes in the credit quality of borrowers or guarantors. The estimated fair value of long-term international loans is based on the quoted market values of these loans or on the current market values of international loans with similar characteristics.

Retail loans: This category consists of residential mortgage and consumer loans. The estimated fair value of residential mortgage loans is based on discounted contractual cash flows or market values of similar loans sold in conjunction with securitized transactions. For consumer loans, the estimated fair values are calculated by discounting the contractual cash flows of the loans using rates representative of year-end origination rates. The resulting amounts are adjusted to estimate the effect of changes in the credit quality of borrowers since the loans were originated.

Customers' liability on acceptances outstanding and acceptances outstanding: The carrying amount approximates the estimated fair value.

Loan servicing rights: The estimated fair value is representative of a discounted cash flow analyses, using interest rates and prepayment speed assumptions currently quoted for comparable instruments.

Deposit liabilities: The estimated fair value of demand deposits, consisting of checking, savings and certain money market deposit accounts, is represented by the amounts payable on demand. The carrying amount of deposits in foreign offices approximates their estimated fair value, while the estimated fair value of term deposits is calculated by discounting the scheduled cash flows using the year-end rates offered on these instruments.

Short-term borrowings: The carrying amount of federal funds purchased, securities sold under agreements to repurchase and other borrowings approximates estimated fair value.

Medium- and long-term debt: The estimated fair value of the Corporation's variable rate medium- and long-term debt is represented by its carrying value. The estimated fair value of the fixed rate medium- and long-term debt is based on quoted market values. If quoted market values are not available, the estimated fair value is based on the market values of debt with similar characteristics.

Derivative financial instruments and foreign exchange contracts: The estimated fair value of interest rate swaps represents the amount the Corporation would receive or pay to terminate or otherwise settle the contracts at the balance sheet date, taking into consideration current unrealized gains and losses on open contracts. The estimated fair value of foreign exchange futures and forward contracts and commitments to purchase or sell financial instruments is based on quoted market prices. The estimated fair value of interest rate and foreign currency options (including interest rate caps and floors) is determined using option pricing models. All derivative financial instruments and foreign exchange contracts are carried at fair value on the balance sheet.

Credit-related financial instruments: The estimated fair value of unused commitments to extend credit and standby and commercial letters of credit is represented by the estimated cost to terminate or otherwise settle the obligations with the counterparties. This amount is approximated by the fees currently charged to enter into similar arrangements, considering the remaining terms of the agreements and any changes in the credit quality of counterparties since the agreements were entered into. This estimate of fair value does not take into account the significant value of the customer relationships and the future earnings potential involved in such arrangements as the Corporation does not believe that it would be practicable to estimate a representational fair value for these items.

The estimated fair values of the Corporation's financial instruments are as follows:

	December 31			
	2004		2003	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(in millions)			
Assets				
Cash and short-term investments	$ 4,223	$ 4,223	$ 5,288	$ 5,288
Trading securities	38	38	29	29
Loans held-for-sale	108	108	223	223
Investment securities available-for-sale	3,943	3,943	4,489	4,489
Commercial loans	22,039	21,622	21,579	21,114
Real estate construction loans	3,053	3,047	3,397	3,394
Commercial mortgage loans	8,236	8,253	7,878	7,931
Residential mortgage loans	1,294	1,278	1,228	1,238
Consumer loans	2,751	2,746	2,610	2,630
Lease financing	1,265	1,221	1,301	1,275
International loans	2,205	2,165	2,309	2,218
Total loans	40,843	40,332	40,302	39,800
Less allowance for loan losses	(673)	—	(803)	—
Net loans	40,170	40,332	39,499	39,800
Customers' liability on acceptances outstanding	57	57	27	27
Loan servicing rights	20	20	17	17
Liabilities				
Demand deposits (noninterest-bearing)	15,164	15,164	14,104	14,104
Interest-bearing deposits	25,772	25,812	27,359	27,440
Total deposits	40,936	40,976	41,463	41,544
Short-term borrowings	193	193	262	262
Acceptances outstanding	57	57	27	27
Medium- and long-term debt	4,286	4,265	4,801	4,841
Derivative financial instruments and foreign exchange contracts				
Risk management:				
Unrealized gains	237	237	371	371
Unrealized losses	(61)	(61)	(4)	(4)
Customer-initiated and other:				
Unrealized gains	140	140	69	69
Unrealized losses	(130)	(130)	(62)	(62)
Credit-related financial instruments	(87)	(71)	(87)	(59)

Note 24 — Business Segment Information

The Corporation has strategically aligned its operations into three major lines of business: the Business Bank, Small Business and Personal Financial Services, and Wealth and Institutional Management. These lines of business are differentiated based on the type of customer and the related products and services provided. In addition to the three major lines of business, the Finance Division is also reported as a segment. Lines of business results are produced by the Corporation's internal management accounting system. This system measures financial results based on the internal business unit structure of the Corporation. Information presented is not necessarily comparable with similar information for any other financial institution. The management accounting system assigns balance sheet and income statement items to each line of business using certain methodologies, which are regularly reviewed and refined. For comparability purposes, amounts in all periods are based on lines of business and methodologies in effect at December 31, 2004. These methodologies, which are briefly summarized in the following paragraph, may be modified as management accounting systems are enhanced and changes occur in the organizational structure or product lines.

The Corporation's internal funds transfer pricing system records cost of funds or credit for funds using a combination of matched maturity funding for certain assets and liabilities and a blended rate based on various maturities for the remaining assets and liabilities. In the second quarter of 2004, the Corporation changed the assumptions used in allocating internal funding credits for deposits to better capture the value of deposits in line of business and market segment reports. Accordingly, the Corporation has adjusted current and prior year information to reflect these new assumptions. The allowance for loan losses is allocated to both large business and certain large personal purpose consumer and residential mortgage loans that have deteriorated below certain levels of credit risk based on a non-standard, specifically calculated amount. For other business loans, it is recorded in business units based on the credit score of each loan outstanding. For other consumer and residential mortgage loans, the allowance for loan losses is allocated based on applying projected loss ratios to various segments of the loan portfolio. The related loan loss provision is assigned based on the amount necessary to maintain an allowance for loan losses adequate for each product category. Noninterest income and expenses directly attributable to a line of business are assigned to that business. Direct expenses incurred by areas whose services support the overall Corporation are allocated to the business lines as follows: product processing expenditures are allocated based on standard unit costs applied to actual volume measurements; administrative expenses are allocated based on estimated time expended; and corporate overhead is assigned based on the ratio of a line of business' noninterest expenses to total noninterest expenses incurred by all business lines. Equity is attributed based on credit, operational and interest rate risks. Most of the equity attributed relates to credit risk, which is determined based on the credit score and expected life of each loan, letter of credit and unused commitment recorded in the business unit. Operational risk is allocated based on the nature and extent of expenses incurred by business units. Virtually all interest rate risk is assigned to Finance, and is calculated based on the extent of the Corporation's hedging activities.

The following discussion provides information about the activities of each line of business. A discussion of the financial results and the factors impacting 2004 performance can be found in the section entitled "Strategic Lines of Business" in the financial review on page 35.

The Business Bank is primarily comprised of the following business units: middle market, commercial real estate, national dealer services, global finance, large corporate, leasing, financial services group, and technology and life sciences. This line of business meets the needs of medium-size businesses, multinational corporations and governmental entities by offering various products and services, including commercial loans and lines of credit, deposits, cash management, capital market products, international trade finance, letters of credit, foreign exchange management services and loan syndication services.

Small Business and Personal Financial Services includes small business banking (entities with annual sales under $10 million) and personal financial services, consisting of consumer lending, consumer deposit gathering and mortgage loan origination. In addition to a full range of financial services provided to small business customers, this line of business offers a variety of consumer products, including deposit accounts, installment loans, credit cards, student loans, home equity lines of credit, and residential mortgage loans.

Wealth and Institutional Management offers products and services consisting of personal trust, which is designed to meet the personal financial needs of affluent individuals (as defined by individual net income or wealth), private lending, institutional trust, retirement services, investment management and advisory services (including Munder), investment banking and discount securities brokerage services. This line of business also offers the sale of mutual fund and annuity products, as well as life, disability and long-term care insurance products.

The Finance segment includes the Corporation's securities portfolio and asset and liability management activities. This segment is responsible for managing the Corporation's funding, liquidity and capital needs, performing interest sensitivity gap and earnings simulation analysis and executing various strategies to manage the Corporation's exposure to liquidity, interest rate risk, and foreign exchange risk.

The Other category includes divested business lines, the income and expense impact of cash and loan loss reserves not assigned to specific business lines, tax benefits not assigned to specific business lines and miscellaneous other expenses of a corporate nature. The loan loss reserves include the unallocated allowance for loan losses and the portion of the allowance allocated based on industry specific and geographic risks.

Lines of business/segment financial results are as follows:

	Business Bank			Small Business and Personal Financial Services			Wealth and Institutional Management		
	2004	2003	2002	2004	2003	2002	2004	2003	2002
	(dollar amounts in millions)								
Earnings Summary:									
Net interest income (expense) (FTE)	$ 1,363	$ 1,523	$ 1,602	$ 576	$ 611	$ 655	$ 149	$ 148	$ 127
Provision for loan losses	9	262	482	13	33	46	1	23	7
Noninterest income	285	275	244	213	218	207	302	290	293
Noninterest expenses	571	592	561	502	518	506	330	325	396
Provision (benefit) for income taxes (FTE)	380	338	292	99	100	110	44	33	8
Net income (loss)	$ 688	$ 606	$ 511	$ 175	$ 178	$ 200	$ 76	$ 57	$ 9
Net charge-offs	$ 169	$ 321	$ 457	$ 19	$ 34	$ 23	$ 6	$ 10	$ 1
Selected Average Balances:									
Assets	$33,152	$35,097	$35,535	$ 6,388	$ 6,390	$ 5,798	$3,440	$3,184	$2,900
Loans	31,874	33,879	34,271	5,675	5,572	5,256	3,184	2,919	2,564
Deposits	19,616	19,676	15,583	16,752	16,855	16,432	2,537	2,264	1,498
Liabilities	20,303	20,246	16,029	16,745	16,849	16,433	2,546	2,279	1,535
Attributed equity	2,463	2,704	2,997	782	788	750	415	392	403
Statistical Data:									
Return on average assets (1)	2.07%	1.73%	1.44%	1.00%	1.01%	1.17%	2.22%	1.79%	0.30%
Return on average attributed equity	27.92	22.40	17.07	22.44	22.62	26.72	18.35	14.50	2.15
Efficiency ratio	34.57	33.06	30.05	63.59	62.46	58.64	73.16	74.16	94.38

	Finance			Other			Total		
	2004	2003	2002	2004	2003	2002	2004	2003	2002
Earnings Summary:									
Net interest income (expense) (FTE)	$ (294)	$ (361)	$ (223)	$ 19	$ 8	$ (25)	$ 1,813	$ 1,929	$ 2,136
Provision for loan losses	—	—	—	41	59	100	64	377	635
Noninterest income	57	104	139	—	—	17	857	887	900
Noninterest expenses	9	8	8	81	40	44	1,493	1,483	1,515
Provision (benefit) for income taxes (FTE)	(88)	(126)	(59)	(79)	(50)	(66)	356	295	285
Net income (loss)	$ (158)	$ (139)	$ (33)	$(24)	$(41)	$ (86)	$ 757	$ 661	$ 601
Net charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ 194	$ 365	$ 481
Selected Average Balances:									
Assets	$ 7,134	$ 7,516	$ 5,747	$834	$793	$ 1,150	$50,948	$52,980	$51,130
Loans	—	—	—	—	—	—	40,733	42,370	42,091
Deposits	1,208	2,687	4,072	32	37	127	40,145	41,519	37,712
Liabilities	6,022	8,334	17,110	291	239	(4,861)	45,907	47,947	46,246
Attributed equity	661	841	925	720	308	(191)	5,041	5,033	4,884
Statistical Data:									
Return on average assets (1)	(2.21)%	(1.52)%	(0.18)%	n/m	n/m	n/m	1.49%	1.25%	1.18%
Return on average attributed equity	(23.88)	(16.57)	(3.60)	n/m	n/m	n/m	15.03	13.12	12.31
Efficiency ratio	(3.68)	(2.63)	(5.98)	n/m	n/m	n/m	55.90	53.64	50.59

(1) Return on average assets is calculated based on the greater of average assets or average liabilities and attributed equity.
n/m-not meaningful

The Corporation's management accounting system also produces market segment results for the Corporation's four primary geographic regions: Midwest and Other Markets, Western, Texas, and Florida. The following discussion provides information about the activities of each market segment. A discussion of the financial results and the factors impacting 2004 performance can be found in the section entitled "Market Segments" in the financial review on page 36.

Midwest and Other Markets includes all markets in which the Corporation has operations except for the Western, Texas and Florida regions, as described below. Substantially all of the Corporation's international operations are included in the Midwest and Other Markets segment. Currently, Michigan operations represent the significant majority of this geographic region.

The Western region consists of the states of California, Arizona, Nevada, Colorado and Washington. Currently, California operations represent the significant majority of the Western region.

The Texas and Florida regions consist of the states of Texas and Florida, respectively.

The Finance and Other Businesses segment includes the Corporation's securities portfolio, asset and liability management activities, divested business lines, the income and expense impact of equity, cash and loan loss reserves not assigned to specific business lines/market segments, tax benefits not assigned to specific business lines/market segments and miscellaneous other expenses of a corporate nature. This segment includes responsibility for managing the Corporation's funding, liquidity and capital needs, performing interest sensitivity gap and earnings simulation analysis and executing various strategies to manage the Corporation's exposure to liquidity, interest rate risk and foreign exchange risk.

The Corporation's total revenues from customers attributed to and long-lived assets (excluding certain intangible assets) located in foreign countries in which the Corporation holds assets were less than five percent of the Corporation's consolidated revenues and long-lived assets (excluding certain intangible assets) in each of the years ended December 31, 2004, 2003 and 2002.

Market segment financial results are as follows:

	Years Ended December 31								
	Midwest and Other Markets			Western			Texas		
	2004	2003	2002	2004	2003	2002	2004	2003	2002
	(dollar amounts in millions)								
Earnings Summary:									
Net interest income (expense) (FTE)	$ 1,056	$ 1,164	$ 1,209	$ 757	$ 827	$ 877	$ 236	$ 255	$ 264
Provision for loan losses	(16)	204	348	37	96	164	(1)	12	24
Noninterest income	576	564	528	133	131	130	76	74	72
Noninterest expenses	855	863	911	350	369	349	173	176	177
Provision (benefit) for income taxes (FTE)	257	214	152	208	202	204	49	49	47
Net income (loss)	$ 536	$ 447	$ 326	$ 295	$ 291	$ 290	$ 91	$ 92	$ 88
Net charge-offs	$ 95	$ 217	$ 298	$ 90	$ 127	$ 146	$ 9	$ 20	$ 33
Selected Average Balances:									
Assets	$24,337	$25,999	$26,028	$12,615	$12,833	$12,267	$4,700	$4,677	$4,823
Loans	22,956	24,593	24,724	11,926	12,103	11,539	4,535	4,518	4,712
Deposits	19,059	18,764	16,936	15,770	15,680	12,327	3,832	4,156	4,109
Liabilities	19,750	19,352	17,450	15,777	15,679	12,311	3,825	4,148	4,097
Attributed equity	2,134	2,276	2,452	1,023	1,090	1,149	439	455	478
Statistical Data:									
Return on average assets (1)	2.20%	1.72%	1.25%	1.76%	1.73%	2.16%	1.94%	1.98%	1.83%
Return on average attributed equity	25.14	19.62	13.28	28.82	26.65	25.30	20.76	20.33	18.46
Efficiency ratio	52.38	49.94	52.48	39.37	38.56	34.64	55.30	53.51	52.71

	Years Ended December 31								
	Florida			Finance and Other Businesses			Total		
	2004	2003	2002	2004	2003	2002	2004	2003	2002
Earnings Summary:									
Net interest income (expense) (FTE)	$ 39	$ 36	$ 34	$ (275)	$ (353)	$ (248)	$ 1,813	$ 1,929	$ 2,136
Provision for loan losses	3	6	(1)	41	59	100	64	377	635
Noninterest income	15	14	15	57	104	155	857	887	900
Noninterest expenses	25	27	26	90	48	52	1,493	1,483	1,515
Provision (benefit) for income taxes (FTE)	9	6	8	(167)	(176)	(126)	356	295	285
Net income (loss)	$ 17	$ 11	$ 16	$ (182)	$ (180)	$ (119)	$ 757	$ 661	$ 601
Net charge-offs	$ —	$ 1	$ 4	$ —	$ —	$ —	$ 194	$ 365	$ 481
Selected Average Balances:									
Assets	$1,328	$1,162	$1,115	$7,968	$8,309	$6,897	$50,948	$52,980	$51,130
Loans	1,316	1,156	1,116	—	—	—	40,733	42,370	42,091
Deposits	244	195	141	1,240	2,724	4,199	40,145	41,519	37,712
Liabilities	242	194	138	6,313	8,574	12,250	45,907	47,947	46,246
Attributed equity	64	64	71	1,381	1,148	734	5,041	5,033	4,884
Statistical Data:									
Return on average assets (1)	1.26%	0.99%	1.44%	n/m	n/m	n/m	1.49%	1.25%	1.18%
Return on average attributed equity	26.06	17.84	22.68	n/m	n/m	n/m	15.03	13.12	12.31
Efficiency ratio	46.05	53.52	52.37	n/m	n/m	n/m	55.90	53.64	50.59

(1) Return on average assets is calculated based on the greater of average assets or average liabilities and attributed equity.
n/m-not meaningful

Note 25 — Parent Company Financial Statements

Balance Sheets — Comerica Incorporated

	December 31	
	2004	2003
	(in millions, except share data)	
ASSETS		
Cash and due from subsidiary bank	$ 1	$ —
Short-term investments with subsidiary bank	289	296
Investment in subsidiaries, principally banks	5,585	5,599
Premises and equipment	3	3
Other assets	304	262
Total assets	$6,182	$6,160
LIABILITIES AND SHAREHOLDERS' EQUITY		
Long-term debt	$ 824	$ 826
Other liabilities	253	224
Total liabilities	1,077	1,050
Common stock — $5 par value:		
Authorized — 325,000,000 shares		
Issued — 178,735,252 at 12/31/04 and 12/31/03	894	894
Capital surplus	421	384
Accumulated other comprehensive income	(69)	74
Retained earnings	4,331	3,973
Less cost of common stock in treasury — 8,259,328 shares at 12/31/04 and 3,735,163 shares at 12/31/03	(472)	(215)
Total shareholders' equity	5,105	5,110
Total liabilities and shareholders' equity	$6,182	$6,160

Statements of Income — Comerica Incorporated

	Years Ended December 31		
	2004	2003	2002
	(in millions)		
INCOME			
Income from subsidiaries			
Dividends from subsidiaries	$691	$355	$648
Other interest income	2	1	1
Intercompany management fees	75	120	149
Other noninterest income	12	2	12
Total income	780	478	810
EXPENSES			
Interest on commercial paper	—	—	3
Interest on long-term debt	37	22	3
Interest on subordinated debt issued to subsidiaries	—	15	30
Salaries and employee benefits	84	78	82
Occupancy expense	7	7	6
Equipment expense	1	1	1
Other noninterest expenses	48	44	34
Total expenses	177	167	159
Income before provision (benefit) of income taxes and equity in undistributed earnings (losses) of subsidiaries	603	311	651
Provision (benefit) for income taxes	(34)	(18)	(1)
Income before equity in undistributed earnings (losses) of subsidiaries	637	329	652
Equity in undistributed earnings (losses) of subsidiaries, principally banks	120	332	(51)
NET INCOME	$757	$661	$601

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Comerica Incorporated and Subsidiaries

Statements of Cash Flows — Comerica Incorporated

	Years Ended December 31		
	2004	2003	2002
		(in millions)	
OPERATING ACTIVITIES			
Net income	$ 757	$ 661	$ 601
Adjustments to reconcile net income to net cash provided by operating activities			
Undistributed (earnings) losses of subsidiaries, principally banks	(120)	(332)	51
Depreciation and software amortization	1	1	1
Amortization of stock-based compensation expense	14	11	22
Net gain on sales of businesses	—	—	(12)
Decrease (increase) in dividends receivable from subsidiary	—	85	(85)
Other, net	(1)	27	(92)
Total adjustments	(106)	(208)	(115)
Net cash provided by operating activities	651	453	486
INVESTING ACTIVITIES			
Net decrease (increase) in short-term investments with subsidiary bank	7	(268)	(16)
Net decrease (increase) in private equity and venture capital investments	8	5	(26)
Proceeds from sales of businesses	—	—	8
Capital transactions with subsidiaries	(9)	(18)	(27)
Fixed assets, net	(1)	(1)	(1)
Net cash provided by (used in) investing activities	5	(282)	(62)
FINANCING ACTIVITIES			
Net decrease in subordinated debt issued to and advances from subsidiaries	—	—	(7)
Net issuance of long-term debt	—	300	—
Net decrease in commercial paper	—	(130)	(10)
Proceeds from issuance of common stock	72	16	50
Purchase of common stock for treasury and retirement	(370)	(27)	(210)
Dividends paid	(357)	(347)	(331)
Net cash used in financing activities	(655)	(188)	(508)
Net increase (decrease) in cash on deposit at bank subsidiary	1	(17)	(84)
Cash on deposit at bank subsidiary at beginning of year	—	17	101
Cash on deposit at bank subsidiary at end of year	$ 1	$ —	$ 17
Interest paid	$ 36	$ 37	$ 37
Income taxes (recovered) paid	$ (36)	$ (8)	$ 12

Note 26 — Summary of Quarterly Financial Statements

The following quarterly information is unaudited. However, in the opinion of management, the information reflects all adjustments, which are necessary for the fair presentation of the results of operations, for the periods presented.

	2004			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(in millions, except per share data)			
Interest income	$ 591	$ 558	$ 545	$ 543
Interest expense	125	107	97	98
Net interest income	466	451	448	445
Provision for loan losses	(21)	—	20	65
Net securities gains (losses)	—	(6)	1	5
Noninterest income (excluding net securities gains (losses))	203	212	227	215
Noninterest expenses	380	372	372	369
Provision for income taxes	103	89	92	69
Net income	$ 207	$ 196	$ 192	$ 162
Basic net income per common share	$1.22	$1.15	$1.11	$0.93
Diluted net income per common share	1.21	1.13	1.10	0.92

	2003			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$ 560	$ 579	$ 627	$ 646
Interest expense	103	114	134	135
Net interest income	457	465	493	511
Provision for loan losses	77	83	111	106
Net securities gains	4	4	29	13
Noninterest income (excluding net securities gains)	216	217	197	207
Noninterest expenses	379	377	360	367
Provision for income taxes	63	69	78	82
Net income	$ 158	$ 157	$ 170	$ 176
Basic net income per common share	$0.90	$0.90	$0.98	$1.01
Diluted net income per common share	0.89	0.89	0.97	1.00

Note 27 — Pending Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment," a revision of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123(R) requires all stock-based compensation awards granted to employees be recognized in the financial statements at fair value. SFAS No. 123(R) will allow for two transition alternatives for public entities: modified-prospective transition or modified-retrospective transition. Under the modified-prospective transition method, companies would be required to recognize compensation cost for share-based payments to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied. Measurement and attribution of compensation cost for awards that were granted prior to, but not vested as of the date SFAS No. 123(R) is adopted would be based on the same estimate of the grant-date fair value and the same attribution method used previously under SFAS No. 123. Prior periods would not be restated. Under the modified-retrospective transition method, companies would be allowed to restate prior periods by recognizing compensation cost in the amounts previously reported in the pro forma footnote disclosures under the provisions of SFAS No. 123. New awards and unvested awards would be accounted for in the same manner for both the modified-prospective and modified-retrospective methods. SFAS No. 123(R) is effective for public companies at the beginning of the first interim or annual period beginning after June 15, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. In 2002, the Corporation adopted the fair value recognition provisions of SFAS No. 123 on a prospective basis. As a result, the adoption of SFAS No. 123(R) is not expected to have a material impact on the Corporation's financial position or results of operations. However, if the modified-retrospective transition method is adopted, prior reporting periods will be restated upon adoption, based on previously reported proforma footnote disclosures. See Note 1 on page 64 for proforma footnote disclosures reported for the years ended December 31, 2004, 2003 and 2002.

In March 2004, the Emerging Issues Task Force (EITF), a standard setting body working under the FASB, reached a revised consensus on EITF No. 03-01, "The Meaning of Other-than-Temporary-Impairment and its Application to Certain Investments." The revised consensus contained a model to be used in determining whether an investment is other-than-temporarily impaired and guidance on the recognition of other-than-temporary impairment. The other-than-temporary impairment evaluation and recognition guidance was to be effective on July 1, 2004. In September 2004, the FASB issued FSP 03-1-1, which delayed the effective date of the guidance in EITF 03-01 related to the evaluation and recognition of impairment on investments. The FASB plans to issue final authoritative guidance on this topic in the first half of 2005. When this occurs, the effect of this guidance on the Corporation's financial condition and results of operations, if any, will be determined.

REPORT OF MANAGEMENT

The management of Comerica Incorporated (the Corporation) is responsible for the accompanying consolidated financial statements and all other financial information in this Annual Report. The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles and include amounts which of necessity are based on management's best estimates and judgments and give due consideration to materiality. The other financial information herein is consistent with that in the consolidated financial statements.

In meeting its responsibility for the reliability of the consolidated financial statements, management develops and maintains effective internal controls, including those over financial reporting, as defined in the Securities and Exchange Act of 1934, as amended. The Corporation's internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and directors of the Corporation; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation's assets that could have a material effect on the consolidated financial statements.

Management assessed, with participation of the Corporation's Chief Executive Officer and Chief Financial Officer, the Corporation's internal control over financial reporting as it relates to its consolidated financial statements presented in conformity with U.S. generally accepted accounting principles as of December 31, 2004. The assessment was based on criteria for effective internal control over financial reporting described in "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management determined that internal control over financial reporting is effective as it relates to the Corporation's consolidated financial statements presented in conformity with U.S. generally accepted accounting principles as of December 31, 2004.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The consolidated financial statements as of December 31, 2004 have been audited by Ernst & Young LLP, an independent registered public accounting firm. The audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require the independent public accountants to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting is maintained in all material respects. In addition, management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 has been audited by Ernst & Young LLP, as stated in their report which is included herein.

The Corporation's Board of Directors oversees management's internal control over financial reporting and financial reporting responsibilities through its Audit and Legal Committee as well as various other committees. The Audit and Legal Committee (the Committee), which consists of directors who are not officers or employees of the Corporation, meets periodically with management, internal audit and the independent public accountants to assure that the Committee, management, internal auditors and the independent public accountants are carrying out their responsibilities, and to review auditing, internal control and financial reporting matters.

Ralph W. Babb Jr. Chairman, President and Chief Executive Officer	Elizabeth S. Acton Executive Vice President and Chief Financial Officer	Marvin J. Elenbaas Senior Vice President and Controller

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Comerica Incorporated

We have audited management's assessment, included in the accompanying Report of Management, that Comerica Incorporated maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and directors of the Corporation; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Corporation's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Comerica Incorporated maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Comerica Incorporated maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Comerica Incorporated as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004 and our report dated February 18, 2005 expressed an unqualified opinion thereon.

Ernst & Young LLP

Detroit, Michigan
February 18, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Comerica Incorporated

We have audited the accompanying consolidated balance sheets of Comerica Incorporated and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Comerica Incorporated and subsidiaries at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Comerica Incorporated's internal control over financial reporting as of December 31, 2004, based on criteria established in "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 18, 2005, expressed an unqualified opinion thereon.

Ernst + Young LLP

Detroit, Michigan
February 18, 2005

HISTORICAL REVIEW — AVERAGE BALANCE SHEETS

Comerica Incorporated and Subsidiaries

CONSOLIDATED FINANCIAL INFORMATION

	December 31				
	2004	2003	2002	2001	2000
			(in millions)		
ASSETS					
Cash and due from banks	$ 1,685	$ 1,811	$ 1,800	$ 1,835	$ 1,842
Short-term investments	1,921	1,942	602	442	978
Investment securities	4,321	4,529	4,360	3,909	3,688
Commercial loans	22,139	23,764	24,266	25,374	24,441
Real estate construction loans	3,264	3,540	3,353	3,090	2,554
Commercial mortgage loans	7,991	7,521	6,786	5,695	5,142
Residential mortgage loans	1,237	1,192	1,101	1,101	1,098
Consumer loans	2,668	2,474	2,355	2,200	2,041
Lease financing	1,272	1,283	1,242	1,111	870
International loans	2,162	2,596	2,988	2,800	2,552
Total loans	40,733	42,370	42,091	41,371	38,698
Less allowance for loan losses	(787)	(831)	(739)	(654)	(595)
Net loans	39,946	41,539	41,352	40,717	38,103
Accrued income and other assets	3,075	3,159	3,016	2,785	2,266
Total assets	$50,948	$52,980	$51,130	$49,688	$46,877
LIABILITIES AND SHAREHOLDERS' EQUITY					
Noninterest-bearing deposits	$14,122	$13,910	$11,841	$10,253	$ 9,068
Interest-bearing deposits	26,023	27,609	25,871	25,059	21,272
Total deposits	40,145	41,519	37,712	35,312	30,340
Short-term borrowings	275	550	1,962	2,584	3,323
Accrued expenses and other liabilities	947	804	809	823	703
Medium- and long-term debt	4,540	5,074	5,763	6,198	8,298
Total liabilities	45,907	47,947	46,246	44,917	42,664
Shareholders' equity	5,041	5,033	4,884	4,771	4,213
Total liabilities and shareholders' equity	$50,948	$52,980	$51,130	$49,688	$46,877

HISTORICAL REVIEW — STATEMENTS OF INCOME

Comerica Incorporated and Subsidiaries

CONSOLIDATED FINANCIAL INFORMATION

	Years Ended December 31				
	2004	2003	2002	2001	2000
	(in millions, except per share data)				
INTEREST INCOME					
Interest and fees on loans	$2,054	$2,211	$2,524	$3,121	$3,379
Interest on investment securities	147	165	246	246	259
Interest on short-term investments	36	36	27	26	78
Total interest income	2,237	2,412	2,797	3,393	3,716
INTEREST EXPENSE					
Interest on deposits	315	370	479	888	951
Interest on short-term borrowings	4	7	37	105	215
Interest on medium- and long-term debt	108	109	149	298	546
Total interest expense	427	486	665	1,291	1,712
Net interest income	1,810	1,926	2,132	2,102	2,004
Provision for loan losses	64	377	635	241	251
Net interest income after provision for loan losses	1,746	1,549	1,497	1,861	1,753
NONINTEREST INCOME					
Service charges on deposit accounts	231	238	227	211	189
Fiduciary income	171	169	171	180	181
Commercial lending fees	55	63	69	67	61
Letter of credit fees	66	65	60	58	52
Foreign exchange income	37	36	38	35	27
Brokerage fees	36	34	38	44	44
Investment advisory revenue, net	35	30	27	12	119
Card fees	32	27	23	27	34
Bank-owned life insurance	34	42	53	33	23
Equity in earnings of unconsolidated subsidiaries	12	6	8	(43)	14
Warrant income	7	4	5	5	30
Net securities gains	—	50	41	20	16
Net gain on sales of businesses	7	—	12	31	50
Other noninterest income	134	123	128	157	140
Total noninterest income	857	887	900	837	980
NONINTEREST EXPENSES					
Salaries and employee benefits	919	897	844	842	874
Net occupancy expense	125	128	122	115	110
Equipment expense	58	61	62	70	76
Outside processing fee expense	68	71	65	61	59
Software expense	43	37	33	34	28
Customer services	23	25	26	41	37
Litigation and operational losses	24	18	20	16	24
Goodwill impairment	—	—	86	—	—
Restructuring charges	—	—	—	152	—
Other noninterest expenses	233	246	257	256	303
Total noninterest expenses	1,493	1,483	1,515	1,587	1,511
Income before income taxes	1,110	953	882	1,111	1,222
Provision for income taxes	353	292	281	401	431
NET INCOME	$ 757	$ 661	$ 601	$ 710	$ 791
Net income applicable to common stock	$ 757	$ 661	$ 601	$ 698	$ 774
Basic net income per common share	$ 4.41	$ 3.78	$ 3.43	$ 3.93	$ 4.38
Diluted net income per common share	4.36	3.75	3.40	3.88	4.31
Cash dividends declared on common stock	356	350	335	313	250
Cash dividends declared per common share	2.08	2.00	1.92	1.76	1.60

HISTORICAL REVIEW — STATISTICAL DATA

Comerica Incorporated and Subsidiaries

CONSOLIDATED FINANCIAL INFORMATION

	Years Ended December 31				
	2004	2003	2002	2001	2000
AVERAGE RATES (FULLY TAXABLE EQUIVALENT BASIS)					
Short-term investments	1.88%	1.85%	4.45%	6.02%	7.97%
Investment securities	3.36	3.65	5.74	6.37	6.99
Commercial loans	4.22	4.11	4.67	6.83	8.87
Real estate construction loans	5.43	5.04	5.74	7.95	10.09
Commercial mortgage loans	5.19	5.35	6.12	7.65	8.80
Residential mortgage loans	5.68	6.12	6.88	7.57	7.78
Consumer loans	4.73	4.94	5.94	8.08	9.06
Lease financing	4.06	4.59	5.37	6.25	6.24
International loans	4.69	4.44	4.70	7.38	9.21
Total loans	5.05	5.22	6.00	7.55	8.74
Interest income as a percentage of earning assets	4.76	4.94	5.96	7.44	8.57
Domestic deposits	1.17	1.30	1.81	3.48	4.34
Deposits in foreign offices	2.60	3.15	3.36	5.97	7.75
Total interest-bearing deposits	1.21	1.34	1.85	3.54	4.47
Short-term borrowings	1.25	1.20	1.85	4.08	6.48
Medium- and long-term debt	2.39	2.14	2.58	4.80	6.57
Interest expense as a percentage of interest-bearing sources	1.38	1.46	1.98	3.82	5.20
Interest rate spread	3.38	3.48	3.98	3.62	3.37
Impact of net noninterest-bearing sources of funds	0.48	0.47	0.57	0.99	1.26
Net interest margin as a percentage of earning assets	3.86%	3.95%	4.55%	4.61%	4.63%
RATIOS					
Return on average common shareholders' equity	15.03%	13.12%	12.31%	15.16%	19.52%
Return on average assets	1.49	1.25	1.18	1.43	1.69
Efficiency ratio	55.90	53.64	50.59	54.30	50.88
Tier 1 common capital as a percentage of risk-weighted assets	8.13	8.04	7.39	7.30	6.80
PER SHARE DATA					
Book value at year-end	$ 29.94	$ 29.20	$ 28.31	$ 27.17	$ 23.98
Market value at year-end	61.02	56.06	43.24	57.30	59.38
Market value for the year					
High	63.80	56.34	66.09	65.15	61.13
Low	50.45	37.10	35.20	44.02	32.94
OTHER DATA					
Number of banking offices	376	360	352	342	354
Number of employees (full-time equivalent)	10,968	11,282	11,358	11,406	11,444



Comerica Incorporated

Comerica Tower at Detroit Center
500 Woodward Avenue, MC 3391, Detroit, Michigan 48226
(248) 371-5000 (metro Detroit)
(800) 521-1190 (outside metro Detroit area)
www.comerica.com

MEDIA CONTACT: Sharon R. McMurray (313) 222-4881
INVESTOR CONTACT: Helen L. Arsenault (313) 222-2840


Comerica

We listen. We understand. We make it work.®

Comerica Incorporated
Comerica Tower at Detroit Center
500 Woodward Avenue, MC 3391
Detroit, Michigan 48226

www.comerica.com